
13000817

JOURNAL
COMMUNICATIONS

2012 ANNUAL REPORT

With passion for our communities and confidence in our colleagues, we provide relevant, differentiated content. We strengthen local engagement and overall quality of life. That is our mission.

OUR VISION

In each community, Journal will be recognized as the most committed and successful local media company in the market. We will grow our business and deliver on financial commitments.

LOCAL MARKETS, CROSS-MEDIA ASSETS

12 STATES

ARIZONA, CALIFORNIA, FLORIDA, IDAHO, KANSAS, MISSOURI, MICHIGAN, NEBRASKA, NEVADA, OKLAHOMA, TENNESSEE, WISCONSIN

15 TELEVISION STATIONS

KGUN-TV (ABC) - Tucson
KWBA-TV (CW) - Tucson
KMIR-TV (NBC) - Palm Springs
KPSE-TV (MNT) - Palm Springs
WFTX-TV (FOX) - Fort Myers/Naples
KIVI-TV (ABC) - Boise
KNIN-TV (FOX) - Boise
KSAW-TV (ABC) - Twin Falls
WSYM-TV (FOX) - Lansing
KMTV-TV (CBS) - Omaha
KTNV-TV (ABC) - Las Vegas
WTVF-TV (CBS)-Nashville
WACY-TV (MNT) - Green Bay
WGBA-TV (NBC) - Green Bay
WTMJ-TV (NBC) - Milwaukee

34 RADIO STATIONS

KFFN-AM 1490 (Sports) - Tucson
KMXZ-FM 94.9 (Contemporary) - Tucson
KQTH-FM 104.1 (News/Talk) - Tucson
KTGV-FM 106.3 (Contemporary) - Tucson
KJOT-FM 105.1 (Rock) - Boise
KQXR-FM 100.3 (Rock) - Boise
KRVB-FM 94.9 (Adult Alternative) - Boise
KTHI-FM 107.1 (Classic Hits) - Boise
KFDI-FM 101.3 (Country) - Wichita
KFTI-FM 92.3 (Country) - Wichita
KFXJ-FM 104.5 (Rock) - Wichita
KICT-FM 95.1 (Rock) - Wichita
KLIO-AM 1070 (Oldies) - Wichita
KYQQ-FM 106.5 (Mexican) - Wichita
KRVI-FM 106.7 (Variety) - Springfield
KSGF-AM 1260 (News/Talk) - Springfield
KSGF-FM 104.1 (News/Talk) - Springfield
KSPW-FM 96.5 (Contemporary) - Springfield
KTTS-FM 94.7 (Country) - Springfield
KEZO-FM 92.3 (Rock) - Omaha
KKCD-FM 105.9 (Rock) - Omaha
KQCH-FM 94.1 (Contemporary) - Omaha
KSRZ-FM 104.5 (Contemporary) - Omaha
KXSP-AM 590 (Sports) - Omaha
KBEZ-FM 92.9 (Variety)-Tulsa
KFAQ-AM 1170 (News/Talk) - Tulsa
KHTT-FM 106.9 (Contemporary)-Tulsa
KVOO-FM 98.5 (Country) - Tulsa
KXBL-FM 99.5 (Country) - Tulsa
WCYQ-FM 93.1 (Country) - Knoxville
WKHT-FM 104.5 (Contemporary) - Knoxville
WWST-FM 102.1 (Contemporary) - Knoxville
WLWK-FM 94.5 (Variety) - Milwaukee
WTMJ-AM 620 (News/Sports/Talk) - Milwaukee

20 PUBLICATIONS

1 Journal Sentinel/JSOnline.com - Milwaukee
9 Lake Country Publications - Hartland
8 NOW Publications - Southeastern Wisconsin
1 Wisconsin Horsemen's News
1 Wisconsin State Farmer

AFFILIATES

4 
2 
3 FOX
2   
3 
1 

FORMATS

8 CONTEMPORARY
6 COUNTRY
6 ROCK
5 NEWS/TALK
3 VARIETY
2 SPORTS
1 ADULT ALTERNATIVE
1 CLASSIC HITS
1 MEXICAN
1 OLDIES



FINANCIAL HIGHLIGHTS

$ MILLIONS (EXCEPT SHARE AND PER SHARE DATA)		2012 At December 30	2011 At December 25
Revenue		$400.0	$356.8
Operating earnings		$60.0	$39.8
Net earnings		$33.3	$22.2
Diluted earnings per Class A and B share		$0.61	$0.37
Total assets		$625.8	$417.7
Total debt		$246.0	$41.3
Total equity		$205.5	$206.2
Common shares outstanding in thousands; not including treasury stock	Class A	43,750.9	43,778.9
	Class B	6,906.0	7,214.4
	Class C	–	3,264.0

		2012	2011
Class A common stock price per share	High	$5.85	$6.18
	Low	$3.94	$2.71
	Close	$5.17	$4.62

LETTER TO SHAREHOLDERS



STEVEN SMITH Chairman of the Board and CEO

ELIZABETH BRENNER Executive Vice President, COO Publishing

ANDRE FERNANDEZ President and CFO

DEAR FELLOW SHAREHOLDERS,

2012 was an excellent year for Journal Communications. We expanded our local media franchises and, in a continuing effort to focus our business, we divested noncore assets.

Our mission and vision reflect who we are today. Our mission is to be engaged and involved in our local communities as we provide relevant differentiated content every day. Our vision reflects a commitment to grow our business, deliver on our financial goals and compete effectively for the long term.

With this foundation, Journal Communications completed a successful 2012 with operating earnings of $60 million, up 51% over 2011, driven by record political and issue advertising. Our Broadcast business overachieved on strong political, issue and Olympic revenue as well as year-over-year core growth in television and radio revenue. Our Publishing business saw improved revenue performance as declines moderated. We also successfully launched a digital subscription model and developed several mobile apps.

In 2012, we took many steps to advance Journal Communications in our local markets and improve our business. A summary of our milestones includes:

- The acquisition of WTVF-TV NewsChannel 5™, the ratings leader in Nashville, TN and one of the top CBS affiliates in the country;
- The acquisition of two radio stations in Tulsa, OK, filling out our successful cluster;
- The acquisition of WACY-TV, a My Network station serving Green Bay and Appleton, WI that we've operated under a local marketing agreement since 2004;
- The agreement to purchase WNOX-FM to fill out our Knoxville, TN, cluster as well as the sale of WKTI in Knoxville, a small AM station;
- The sale of our Northern Wisconsin Community Newspapers;
- The repurchase of all outstanding Class C shares, simplifying our capital structure; and
- The extension of our credit facility to December 2017.

Looking ahead to 2013, our priorities in Broadcast include the integration of our new Nashville television station and our radio acquisitions in Knoxville and Tulsa. We will seek to grow core revenue. A centralized digital team in our Broadcast division expects to build interactive communities around key brands in both television and radio.

In Publishing, we will concentrate on our core products and pursue the next phase of our digital expansion which will focus on content, improved user experience and the growth of mobile. We expect to continue to reduce expenses in the core publishing business and invest in expanding digital.

At the corporate level, we will continue to drive process improvement across the organization's centralized functions.

We believe that our local media model, driven by growth in our television markets and supported by our solid financial foundation, will create long-term shareholder value. Our Journal values of integrity, excellence, determination and innovation are the guideposts. Our continued investment in our people, products and superior local content drive us toward the future.

Thank you for your continued investment in Journal Communications.

Steven J. Smith
Chairman of the Board and Chief Executive Officer

STRONG LOCAL MARKETS

Journal Communications seeks to grow our local market business through relevant and differentiated content across 12 states, 15 television stations, 34 radio stations, daily and community newspapers and interactive properties. We improved our competitive position in 2012 in three ways:

BROADCAST SCALE

With the acquisition of WTVF-TV NewsChannel 5™ in Nashville, TN, the 29th largest DMA, we added a cornerstone asset and the leading station in a strong market. Our duopoly in Boise, ID continues to mature with our new Fox affiliate posting year-over-year growth. In Wisconsin, we acquired WACY-TV in Green Bay, a station operated under an LMA since 2004. We also announced a multi-year partnership to originate the Packers Television Network which includes airing of the Packers' preseason games as well as other Packer television programming.

In Radio, we closed on the acquisitions of KHTT-FM and BOB-FM in Tulsa, OK, and reached an agreement to purchase WNOX-FM in Knoxville, TN, adding to our clusters in these markets. Finally, WTMJ Radio in Milwaukee will remain the Milwaukee Brewers flagship station as we extended our long standing partnership with the Brewers.

DIGITAL FOCUS

JS Everywhere™, our *Journal Sentinel™* digital subscription model with bundled unlimited digital access with newspaper home delivery or stand-alone digital-only subscriptions, posted a strong first year. While most readers bundle their print/digital subscriptions with more than 221,000 people getting the Sunday paper delivered at home, we've also signed up over 11,000 digital-only subscribers. Mobile access to our content continues to grow with downloads of our iPad and iPhone app. Looking ahead, we plan to create feature content targeted to specific demographics, and improve overall user experiences to grow our statewide audience. In Broadcast, we continue to build a centralized digital team and targeted audience portals such as *Game Day Extra* and *Right Wisconsin* that increase the number of visitors with engaging local content.

QUALITY PEOPLE

Quality people continue to make a difference across Journal. The newsrooms at our 15 television stations advance the Journal brand in each market through exceptional and award winning news, original programming, and innovative uses of technology to better connect with audiences. We have also added new talent to our broadcast news teams in Las Vegas, Fort Myers and Omaha. In addition, Journal Broadcast partnered with Larry McCarren for enhanced Green Bay Packers coverage. Our award winning investigative journalists at the *Milwaukee Journal Sentinel™* produced "Empty Cradles," a series on the city's infant mortality crisis. And the team at our Burnham print facility was inducted into the "International Color Quality Club" for outstanding color reproduction – the only newspaper plant in North America to receive this honor.


NBC26
OFFICIAL
PACKERS
STATION
JOURNAL SENTINEL
N2HV
SKY 5
NewsChannel 5
HIGH DEFINITION TELEVISION

WTMJ-TV™ morning news anchors Vince Vitrano and Susan Kim.

Journal Broadcast Group signed a multi-year partnership to originate the Packers Television Network featuring Larry McCarren.

Journal Sentinel's™ award winning Empty Cradles series team includes Mark Johnson, Crocker Stephenson, Lou Saldivar, James Causey, and Emily Yount.

WTVF-TV NewsChannel 5™, Nashville.

FINANCIAL REVIEW

2012 was a transformative year for Journal as we delivered solid earnings growth, simplified our capital structure, and reshaped our business mix.

Net earnings of $33 million were up 50% driven by a 12% increase in total revenue to $400 million and a nearly 27% increase in revenue at our Broadcast segment, helped by record political and issue advertising and the summer Olympics. Even excluding these categories and an extra week in our fiscal 2012, we recorded revenue growth at our Broadcast segment both in television and radio. While encouraged by the longer-term prospects for political revenue, we remain focused on growing our core earnings, excluding political, through investments in news, sales training and development, digital content, and original programming. Publishing revenue fell 3.5% for the year and 5.2% excluding the extra week, as declines in print advertising further moderated, digital advertising and subscription revenue expanded following our first full year of *JS Everywhere*™, and as the *Journal Sentinel*™ benefited from new and expanded commercial print and delivery relationships that have contributed both to revenue and earnings.

Our capital structure continued to evolve in 2012 on both the debt and the equity side. In August, we repurchased all of our outstanding Class C common stock which had previously been held by members of the Grant family, in exchange for cash and new subordinated debt. The repurchase eliminates the Class C shares from our capital structure along with the rights previously attached to these shares. We repurchased an additional $3.5 million of Class A shares via open market repurchases, bringing the total amount of Class A shares repurchased since July 2011 to $7.6 million and further creating value for shareholders. Most importantly, we put our strong balance sheet to work by acquiring one of the premier television stations in the US – WTVF-TV NewsChannel 5™ in Nashville. We successfully amended our credit facility to finance the purchase of Nashville, increasing our credit availability to $350 million, extending our maturities to 2017, and introducing a new term loan component. We even garnered new lending relationships which were attracted by the Journal story, our business mix, our strong financial position and our consistent track record of results and meeting our financial commitments.

With the acquisition of Nashville along with smaller broadcast acquisitions in Tulsa and Green Bay and a pending radio acquisition in Knoxville, combined with the divestiture of most of our Northern Wisconsin community newspapers, a larger percentage of our earnings and cash flow now comes from our Broadcast segment than at any time in our long history. We believe that these acquisitions will provide more stable cash flows as well as the scale needed to more effectively compete, as consolidation of ownership continues throughout the media industry. In addition, the acquisitions have brought top industry talent to Journal, further deepening our bench of leaders.

REVENUE AND OP EARNINGS


2010 Publishing
$182.8
$18.2
2010 Broadcast
$194.4
$43.6
2011 Publishing
$171.0
$15.9
2011 Broadcast
$186.1
$31.0
2012 Publishing
$164.9
$11.6
2012 Broadcast
$235.6
$56.2
Revenue
Op Earnings

POLITICAL REVENUE

In Millions


$12.8
$2.7
$16.7
$4.9
$36.5
2008
2009
2010
2011
2012

CORPORATE INFORMATION

BOARD MEMBERS

Steven J. Smith
Chairman of the Board and CEO, Journal Communications (3)

Dean H. Blythe*
Managing Director, TDF Ventures, LLC

David J. Drury
Lead Director
Chairman and CEO, Poblocki Sign Company LLC (2,**3**,**4**)

David G. Meissner**
Former Chairman, Public Policy Forum, Inc. (1,4)

Jonathan Newcomb
Managing Director, Berenson & Co. (1,3)

Ellen F. Siminoff**
President and CEO, Shmoop

Mary Ellen Stanek
President, Baird Funds, Inc. and Managing Director and CIO, Baird Advisors, Robert W. Baird & Co., Incorporated (**2**,3)

Owen Sullivan
President, Specialty Brands, ManpowerGroup (2)

Jeanette Tully
Trustee, Aloha Station Trust LLC (**1**,4)

*Mr. Blythe was appointed to the Board on February 19, 2013.

**Mr. Meissner's and Ms. Siminoff's service as a director will end on May 7, 2013.

Committees:
1) Audit 2) Compensation 3) Executive
4) Nominating and Corporate Governance

Bold number indicates committee chair

CORPORATE HEADQUARTERS

Journal Communications, Inc.
333 West State Street
P.O. Box 661
Milwaukee, WI 53201-0661
414.224.2000
800.388.2291

WEBSITE

www.journalcommunications.com

INVESTOR INFORMATION

Current and prospective investors can have an annual report and investor information packet mailed to them by requesting through the website, www.journalcommunications.com.

STOCK INFORMATION

Journal Communications' Class A shares are traded on the New York Stock Exchange under the ticker symbol JRN. Class B shares are not publicly traded.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP

ANNUAL MEETING

Journal Communications' 2013 Annual Meeting of Shareholders will be held on Tuesday, May 7, 2013, at the Imperial Ballroom of the Pfister Hotel, 424 East Wisconsin Avenue, Milwaukee, Wisconsin. The meeting will begin at 9 a.m. Central Time.

TRANSFER AGENT AND REGISTRAR

AST Equity Plan Solutions maintains shareholder records. For assistance on matters such as lost shares, name changes on shares or transfers of ownership, please contact:

AST Equity Plan Solutions, Inc.
PA 1328
123 South Broad Street
11th Floor
Philadelphia, PA 19109-1199
Attention: Journal Communications
888.396.0853

FORWARD-LOOKING STATEMENTS

This annual report contains certain forward-looking statements related to our businesses that are based on our current expectations. Forward-looking statements are subject to certain risks, trends and uncertainties, including changes in advertising demand and other economic conditions that could cause actual results to differ materially from the expectations expressed in forward-looking statements. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. Our written policy on forward-looking statements can be found on page 1 of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission and bound within this publication.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

Annual Report Pursuant to Section13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 30, 2012
Commission File Number: 1-31805

JOURNAL COMMUNICATIONS, INC.

(Exact name of Registrant as specified in its charter)

Wisconsin (State of incorporation)	**20-0020198** (I.R.S. Employer identification number)
333 West State Street, Milwaukee, Wisconsin (Address of principal executive offices)	**53203** (Zip Code)

Registrant's telephone number, including area code: (414) 224-2000

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of Each Exchange on Which Registered
Class A Common Stock, $0.01 par value per share	**The New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
Class B Common Stock, $0.01 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files) (Registrant is not yet required to provide financial disclosure in an Interactive Data File format). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large Accelerated Filer ☐ Accelerated Filer ☒ Non-accelerated Filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐ No ☒

The aggregate market value of the class A common stock held by non-affiliates of the registrant as of June 22, 2012 was approximately $216,765,751 (based on the closing price of such stock on the New York Stock Exchange, Inc. as of such date). The registrant's class B common stock is not listed on a national securities exchange or traded in an organized over-the-counter market, but each share of the registrant's class B common stock is convertible into one share of the registrant's class A common stock.

Number of shares outstanding of each of the issuer's classes of common stock as of March 1, 2013:

Class	Outstanding at March 1, 2013
Class A Common Stock..........................	43,899,338
Class B Common Stock..........................	6,730,298
Class C Common Stock..........................	-

Documents Incorporated by Reference

Portions of the Proxy Statement for our May 7, 2013 Annual Meeting of Shareholders are incorporated by reference into Part III.

JOURNAL COMMUNICATIONS, INC.
INDEX TO FORM 10-K

Forward-Looking Statements

We make certain statements in this Annual Report on Form 10-K (including the information that we incorporate by reference herein) that are "forward-looking statements" within the meaning of the Section 21E of the Securities Exchange Act of 1934, as amended. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in that Act, and we are including this statement for purposes of those safe harbor provisions. These forward-looking statements generally include all statements other than statements of historical fact, including statements regarding our future financial position, business strategy, budgets, projected revenues and expenses, expected regulatory actions and plans and objectives of management for future operations. We often use words such as "may," "will," "intend," "anticipate," "believe," or "should" and similar expressions in this Annual Report on Form 10-K to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control. These risks, uncertainties and other factors could cause actual results to differ materially from those expressed or implied by those forward-looking statements. Among such risks, uncertainties and other factors that may impact us are the following, as well as those contained in Item 1A. "Risk Factors" of this Annual Report on Form 10-K:

- changes in advertising demand or the buying strategies of advertisers or the migration of advertising to digital platforms;

- changes in newsprint prices and other costs of materials;

- changes in federal or state laws and regulations or their interpretations (including changes in regulations governing the number and types of broadcast and cable system properties, newspapers and licenses that a person may control in a given market or in total or the changes in spectrum allocation policies);

- changes in legislation or customs relating to the collection, management and aggregation and use of consumer information through telemarketing and electronic communication efforts;

- the availability of quality broadcast programming at competitive prices;

- changes in network affiliation agreements, including increased costs;

- quality and rating of network over-the-air broadcast programs, including programs changing networks and changing competitive dynamics regarding how and when programs are made available to our viewers;

- effects of the loss of commercial inventory resulting from uninterrupted television news coverage and potential advertising cancellations due to war, terrorist acts, or other significant events;

- effects of the rapidly changing nature of the publishing, broadcasting and printing industries, including general business issues, competitive issues and the introduction of new technologies;

- an other than temporary decline in operating results and enterprise value that could lead to further non-cash impairment charges due to the impairment of goodwill, broadcast licenses, other intangible assets and property, plant and equipment;

- the impact of changing economic and financial market conditions and interest rates on our liquidity, on the value of our pension plan assets and on the availability of capital;

- our ability to remain in compliance with the terms of our credit agreement;

- changes in interest rates or statutory tax rates;

- the outcome of pending or future litigation;
- energy costs;
- the availability and effect of acquisitions, investments, dispositions and other capital expenditures including share repurchases on our results of operations, financial condition or stock price; and
- changes in general economic conditions.

We caution you not to place undue reliance on these forward-looking statements, which we have made as of the date of this Annual Report on Form 10-K.

PART I

ITEM 1. BUSINESS

Overview

Our business segments are based on the organizational structure used by management for making operating and investment decisions and for assessing performance. Our reportable business segments are: (i) broadcasting; (ii) publishing; and (iii) corporate. Our broadcasting segment consists of 34 radio stations and 15 television stations in 12 states. The television stations include WACY-TV in Appleton, Wisconsin that we purchased on October 22, 2012 and was previously operated under a local marketing agreement (LMA) and WTVF-TV in Nashville, Tennessee that we purchased on December 6, 2012. Results from our digital media assets are included in our broadcasting and publishing segments. Our publishing segment consists of the *Milwaukee Journal Sentinel,* which serves as the only major daily newspaper for the Milwaukee metropolitan area, and several community publications - primarily in southeastern Wisconsin - as well as print facilities in Milwaukee and Waupaca, Wisconsin. Our corporate segment consists of unallocated corporate expenses and revenue eliminations.

We were founded in 1882 as a newspaper publisher serving Milwaukee, Wisconsin. Our media business mix was expanded in 1927 when we signed on radio station WTMJ-AM, and again in 1947 when we put WTMJ-TV on the air. In 1937, Harry J. Grant founded our employee ownership plan, which contributed significantly to our company's positive culture and growth through its termination in 2003, in conjunction with our initial public offering. We believe our current capital structure allows us to continue our longstanding tradition of employee ownership. We have been able to attract and retain motivated people who have a passion for the business and a level of commitment and sense of accountability that is heightened due to our business culture and employees' ability to participate in ownership. Our culture is reinforced by our strong commitment to high ethical standards.

Our revenue was $400.0 million, $356.8 million, and $376.8 million in 2012, 2011, and 2010, respectively. The revenue generated by our operating segments as a percentage of our consolidated revenue for the last three years is shown below:

	2012	2011	2010
Broadcasting	58.9%	52.2%	51.6%
Publishing	41.2	47.9	48.5
Corporate eliminations	(0.1)	(0.1)	(0.1)
Total	100.0%	100.0%	100.0%

More information regarding us is available at our website at www.journalcommunications.com. We are not including the information contained on our website as part of, or incorporating it by reference into, this Annual Report on Form 10-K. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports are made available to the public at no charge, other than a reader's own Internet access charges, through a link appearing on our website. We provide access to such material through our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (SEC).

Broadcasting

Our broadcasting business is conducted through our wholly owned subsidiary, Journal Broadcast Corporation, and its subsidiaries, which together operate 34 radio stations and 15 television stations in 12 states. Our broadcasting business accounted for 58.9% of our revenue for the year ended December 30, 2012. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 14, "Segment Reporting," to our consolidated financial statements for additional financial information regarding our broadcasting business.

Our radio and television stations focus on providing targeted and relevant local programming that is responsive to the interests of the communities in which we compete. We promote a local focus that allows our stations and radio clusters to serve listeners, viewers and advertisers effectively. Our local focus strengthens each station's brand identity and allows our stations to provide effective marketing solutions for advertisers by reaching their targeted audiences.

In an effort to maximize our operating margins, we have implemented a centralized management approach to certain functions such as IT, billing, finance, purchasing and human resources to generate economies of scale and incorporate best practices. We intend to continue to pursue market share and invest in ratings growth which we believe will generate increased revenue and drive improvement in operating margin. We will also continue to diligently manage our expenses and make prudent investments to drive revenue.

In six of our markets, Milwaukee, Wisconsin; Boise, Idaho; Tucson, Arizona; Omaha, Nebraska; Palm Springs, California and Green Bay, Wisconsin, we either operate both television and radio stations or operate more than one television station. We believe multiple properties in a market help us to better serve advertisers, viewers and listeners and help maximize our revenue and operating margins.

Television Broadcasting

Based on the November 2012 Nielsen ratings book, we are ranked among the top three stations in terms of station audience rating in nine of the eleven markets in which our television stations operate. WTMJ-TV, our Milwaukee television station, had the top-rated late night local newscast (Monday-Friday) in its Designated Market Area (DMA) in 83 of the previous 90 ratings periods (based on the percentage of the total potential household audience). In 2012, revenue from television operations accounted for 67.6% of our broadcasting revenue.

Our television stations are:

Station and Network Affiliation	Market	Year Acquired	Station Market Rank(1)	Station Audience Share(1)	Total Stations in Market(2)	Expiration Date of Network Affiliation	Expiration Date of FCC License(3)
WTMJ-TV NBC	Milwaukee, WI	1947	3	9	17	3/15/2013	12/1/2005(4)
KTNV-TV ABC	LasVegas, NV	1979	4	5	16	12/31/2017	10/1/2014
WSYM-TV FOX	Lansing, MI	1984	3	8	7	12/31/2014	10/1/2013
KMIR-TV NBC	Palm Springs, CA	1999	3+	6	10	3/15/2013	12/1/2014
KPSE-LP MNT (5)(6)	Palm Springs, CA	2008	N/A	N/A	10	9/28/2014	12/1/2014
KIVI-TV ABC	Boise, ID	2001	3	6	12	12/31/2017	10/1/2014
KNIN0TV FOX	Boise, ID	2009	4	3	12	12/31/2014	10/1/2014
KSAW-LD ABC (7)	Twin Falls, ID	2001	4+	4	8	12/31/2017	10/1/2014
WGBA-TV NBC	Green Bay/Appleton, WI (8)	2004	4	6	8	3/15/2013	12/1/2013
WACY-TV MNT (5)	Green Bay/Appleton, WI (8)	2004	N/A	N/A	8	9/28/2014	12/1/2005(4)
KGUN-TV ABC	Tucson, AZ	2005	3	9	17	12/31/2017	10/1/2014
KWBA-TV CW (5)	Tucson, AZ	2008	N/A	N/A	17	8/31/2016	10/1/2014
WFTX-TV FOX	Naples/Fort Myers, FL	2005	4+	5	9	12/31/2014	2/1/2013(4)
KMTV-TV CBS	Omaha, NE	2005	3	9	9	9/18/2016	6/1/2014
WTVF-TV CBS	Nashville, TN	2012	1	14	10	7/2/2015	8/1/2013

(1) Station market rank is based upon station audience ratings, which equal the percentage of the total potential household audience in the DMA. Station audience share equals the percentages of the audience in the DMA actually watching our television station. The percentages are based on surveys conducted 5:00 a.m. to 2:00 a.m., seven days a week, as published in the November 2012 Nielsen ratings book. A "+" indicates a tie with another station in the market.

(2) Includes all television stations whose city of origin is within the DMA that meet the minimum reporting standards.

(3) Federal Communications Commission (FCC) (aka broadcast) licenses are granted for maximum terms of eight years and are subject to renewal upon application to the FCC. Refer to "Regulation" for further discussion of the FCC license renewal process.

(4) Renewal pending.

(5) KPSE-LP, WACY-TV and KWBA-TV did not qualify to be reported in the November 2012 Nielsen ratings book.

(6) Low-power analog television station.

(7) Low-power digital television station.

(8) Green Bay, WI and Appleton, WI are considered one DMA.

The affiliation by a station with one of the four major networks (NBC, ABC, CBS and FOX) has a significant impact on the composition of the station's programming, revenue, expenses and operations. Lower ratings of network programming can have an adverse affect on revenue.

We believe all of our television stations are strong affiliates with good relationships with the respective networks. In all of our markets and regardless of network affiliation, we focus on delivering leading local news programming, locally produced programming and contracting for popular syndicated programming with the objective of maximizing our ratings and, in turn, our share of advertising spending in a given market.

Political and issue and automotive advertising are our most significant broadcasting revenue categories. Television advertising revenue and rates in even-numbered years typically benefit from political and issue and Olympic advertising. As the demand for advertising increases on the limited available inventory, we have the opportunity to increase the average unit rates we charge our customers. Television political and issue advertising revenue was $34.8 million in 2012 compared to $4.1 million in 2011. Olympics-related advertising on our three NBC affiliates was $2.7 million in 2012. NBC has purchased the right to broadcast the Olympics through 2020. Automotive advertising revenue increased by $5.3 million, or 26.2%, in 2012 compared to 2011.

We currently have retransmission consent agreements with Multichannel Video Programming Distributors (MVPDs) in our local markets for the rights to distribute our signals and local programming in their pay television services to consumers. Our television stations experienced a $2.3 million, or 27.4%, increase in retransmission consent revenue in 2012 due to contractual annual rate increases and the effective renewal dates of several contracts. These agreements are for multiple years with set rate increases and are based upon the number of subscribers to the MVPDs systems.

We have made substantial investments in digital transmission equipment at our stations and are fully compliant with FCC mandates on digital transmission. We anticipate investing in digital infrastructure in several of our television markets as we make the continuing transition to HDTV (high-definition television). Also, we expect these investments to create additional operating efficiencies and improve the transfer of program content to our Internet websites.

Radio Broadcasting

Based on the Fall 2012 Arbitron ratings book, we have the number one station in terms of station audience rank in two of the eight clusters in which our radio stations operate. We have grown our radio operations primarily through acquisitions of stations in mid-sized growth markets. In 2012, revenue from radio operations accounted for 32.4% of our broadcasting revenue.

Our radio stations are:

Market and Station	Year Acquired	Format	Station Audience Rank[1]	Total Stations in Market[2]	FCC License Class[3]	Expiration Date of FCC License[4]
Milwaukee, WI						
WTMJ-AM [5]......	1927	News/Talk/Sports	2	35	B	12/1/2012[6]
WLWK-FM [5]	1959	Variety Hits	7+	35	B	12/1/2012[6]
Omaha, NE						
KEZO-FM [5]	1995	Rock	7	19	C	6/1/2013
KKCD-FM [5]	1995	Classic Rock Adult	6	19	C2	6/1/2013
KSRZ-FM [5].......	1998	Contemporary	8	19	C	6/1/2013
KXSP-AM	1999	Sports	17	19	B	6/1/2013
KQCH-FM [5]	1999	Contemporary Hits	3+	19	C	6/1/2013
Tucson, AZ						
KFFN-AM	1996	Sports (Simulcast)	17	23	C	10/1/2013
KMXZ-FM [5]......	1996	Contemporary	2	23	C	10/1/2013
KQTH-FM [5]	1996	News/Talk	10	23	A	10/1/2013
KTGV-FM	1998	Rhythmic AC	11	23	C2	10/1/2013
Knoxville, TN						
WCYQ-FM [5]......	1997	Country	7+	20	A	8/1/2012[6]
WWST-FM [5]......	1997	Contemporary Hits	4	20	C1	8/1/2012[6]
WKHT-FM [5]......	1998	Contemporary Hits/Rhythmic	5	20	A	8/1/2012[6]
Boise, ID						
KJOT-FM	1998	Rock	13	24	C	10/1/2013
KQXR-FM	1998	Active Rock	11	24	C1	10/1/2013
KTHI-FM	1998	Classic Hits	4	24	C	10/1/2013
KRVB-FM	2000	Adult Alternative	12	24	C	10/1/2013
Wichita, KS						
KFDI-FM [5]	1999	Country	1	22	C	6/1/2013
KICT-FM [5]	1999	Rock	7+	22	C1	6/1/2013
KFXJ-FM [5]	1999	Classic Rock	12+	22	C2	6/1/2013
KLIO-AM.........	1999	Oldies	19+	22	B	6/1/2013
KYQQ-FM	1999	Regional Mexican	17+	22	C	6/1/2013
KFTI-FM..........	2000	Classic Country	10	22	C1	6/1/2013
Springfield, MO						
KSGF-AM/FM	1999/2003	News/Talk (Simulcast)	3+	18	B/C3	2/1/2021
KTTS-FM	1999	Country	1	18	C	2/1/2021
KSPW-FM	1999	Contemporary Hits	2	18	C2	2/1/2021
KRVI-FM	2003	Variety Hits	10+	18	C3	2/1/2021
Tulsa, OK						
KFAQ-AM [5]	1999	News/Talk	11	23	A	6/1/2013
KVOO-FM [5]	1999	Country	3	23	C	6/1/2013
KXBL-FM [5]	1999	Classic Country	10	23	C1	6/1/2013
KHTT-FM.........	2012	Contemporary Hits	6	23	C	6/1/2013
KBEZ-FM.........	2012	Adult Contemporary Variety	16	23	C	6/1/2013

(1) Station audience rank equals the ranking of each station, in its market, according to the Fall 2012 Arbitron ratings book. The diary ranking is determined based on the estimated share of persons 12 years and older and the Portable People Meter (PPM) ranking is based on the estimated share of persons six years and older listening during an average 15-minute increment (also known as "average quarterly hour," or "AQH," share) occurring Monday-Sunday between 6:00 a.m. and midnight. A "+" indicates a tie with another station in the market.

(2) Includes stations qualified to be reported in the Fall 2012 Arbitron ratings book. To be reported in a diary market, a station must have met the following requirements among persons 12 years and older occurring Monday-Sunday between 6:00 a.m. and midnight:
   a) Must be credited for at least one quarter-hour in at least 10 in-tab diaries, have a metro cume rating of 0.495 or greater and a metro AQH rating of 0.05 or greater.

   To be reported in a PPM market, a station must have met the following requirements among persons six years and older occurring Monday-Sunday between 6:00 a.m. and midnight:
   a) Must have received at least one quarter-hour of listening credit from at least one in-tab panelist and have a metro cume rating of 0.495 or greater.

(3) The FCC license class is a designation for the type of license based upon the radio broadcast service area according to radio broadcast rules compiled in the Code of Federal Regulations.

(4) FCC (aka broadcast) licenses are granted for maximum terms of eight years and are subject to renewal upon application to the FCC. Refer to "Regulation" for further discussion of the FCC license renewal process.

(5) Stations that are broadcasting in digital.

(6) Renewal pending.

We employ a variety of sales-related and programming strategies. Our sales-related strategies include maximizing our share of the advertising spending. We believe development of local station clusters allows us to maximize market share because it allows us to offer a variety of format alternatives to appeal to a broader range of local advertisers. Our programming strategy includes developing and retaining local on-air talent to drive ratings. We have long-term contracts with many of our on-air personalities. In addition, our Milwaukee radio station, WTMJ-AM, currently maintains exclusive radio broadcast rights for the Green Bay Packers, Milwaukee Brewers and Milwaukee Bucks, and operates a statewide network for their games. WTMJ-AM also carries Wisconsin Badgers football and basketball broadcasts.

Most of our radio broadcasting revenue is generated from the sale of local advertising, which includes non-traditional advertising programs. Non-traditional advertising refers to initiatives which attract new local advertisers, including the creation of new local content and programs that combine television, radio or print with digital. The balance of broadcasting revenue is generated from the sale of national advertising, political and issue advertising and other sources. We have predetermined the number of commercials that are broadcast each hour, depending on the format of a particular station. We attempt to determine the number of commercials broadcast hourly that can maximize available revenue dollars without diminishing listening levels. Although the number of advertisements broadcast during a given time period may vary, the total number of advertisements broadcast on a particular station generally does not vary significantly from year to year, unless there has been a format change.

We have aligned our radio stations in clusters within a market, in many cases building out the cluster around a lead station. We seek to build a unique and differentiated brand position at each station within a cluster so that we can offer distinct solutions for a variety of advertisers in any given market. This clustering strategy has allowed us to target our stations' formats and sales efforts to better serve advertisers and listeners as well as leverage operating expenses to maximize the performance of each station and the cluster.

Industry and Competition

We compete with other radio and television stations, newspapers, cable television, satellite television and radio, mobile, direct mail services, billboards and the Internet for advertising dollars. In the future, we may also compete with newer digital platforms including wireless Internet technology in the automobile. We believe some of the factors an advertiser considers when choosing an advertising medium include its overall marketing strategy and the ability to reach its targeted audience in the most cost-effective manner. In both radio and television broadcasting, revenue is derived primarily from advertising. Ratings, which estimate the number of listeners or viewers tuning in to a given station, highly influence competition in broadcasting because they affect the advertising rates the broadcaster can charge—higher ratings generally mean the broadcaster can charge higher rates for advertising. By having a cluster of several stations within one market, we can offer advertisers the opportunity to purchase air time on more than one of our stations in order to reach a broader audience.

Revenues in the broadcast industry are derived primarily from the sale of advertising time from local, national, political and issue revenue, retransmission fees and, to a lesser extent, from barter, digital revenues and other revenues. Because television and radio broadcasters rely upon advertising revenue, they are subject to cyclical changes in the economy. The size of advertisers' budgets, which are affected by broad economic trends, affects the radio industry in general and the revenue of individual television stations, in particular. Other than the political and issue and automotive categories, our broadcasting business continues to experience an uneven economic recovery across the markets in which we operate due to continued challenges in employment and the housing markets. Our broadcasting business also is affected by audience fragmentation as audiences have an increasing number of options to access news, syndicated programs and other programming.

Changes in market demographics, the entry of competitive stations, the adoption of competitive formats by existing stations and the inability to retain popular on-air talent could result in lower ratings, which could in turn reduce advertising revenue. Technology can play an important role in competition as the ratings each station receives also depend upon the strength of the station's signal in each market and, therefore, the number of listeners who have access to the signal. We continue to invest in the technology needed to maintain, and, where possible, strengthen our signals.

Commercial television stations generally fall into one of three categories. The first category of stations includes those affiliated with one of the four major national networks (NBC, ABC, CBS and FOX). The second category includes stations affiliated with more recently developed national networks, such CW and MyNetwork TV (MNT). The third category includes independent stations that are not affiliated with any network and rely principally on local and syndicated programming. Affiliation with a television network can have a significant influence on the revenue of a television station because the audience ratings generated by a network's programming can affect the rates at which a station can sell advertising time. Generally, each station determines rates and receives all of the revenue, net of agency commissions, for national and local spot advertising. Increasingly, the national networks believe they are due a portion of the retransmission revenue the affiliates generate from their agreements with MVPDs in addition to network affiliation fees. Our retransmission revenue has increased significantly in recent years and we expect that retransmission revenue will continue to increase with annual contractual rate increases in our existing contracts and strategic renegotiation of expiring contracts. We recently renewed our network affiliation agreements with ABC, FOX, CW and MNT in 2011. The renewed agreements include higher retransmission fees payable to the networks, which we expect will continue to increase. There can be no assurance that we will achieve and/or maintain profitability on our retransmission agreements after accounting for payments to networks.

Seasonal revenue fluctuations are common in the broadcasting industry and are primarily due to fluctuations in advertising expenditures by retailers and automobile manufacturers. Broadcast advertising is typically strongest in the second and fourth quarters of the year, which coincides with increased advertising around certain holidays. Historically, the second quarter tends to show an increase in automotive advertising as well as increases in tourism and travel advertising before the summer months. Television advertising revenue and rates in even-numbered years typically benefit from political and issue advertising because there tends to be more pressure on available inventory as the demand for advertising increases and we have the opportunity to increase average unit rates we charge our customers.

Publishing

Our publishing business is conducted through our wholly owned subsidiaries, Journal Sentinel, Inc. and Journal Community Publishing Group, Inc., and consists of our daily newspaper, the *Milwaukee Journal Sentinel*, and our community newspapers and shoppers. Our publishing business accounted for 41.2% of our revenue for the year ended December 30, 2012. Within our publishing segment, our daily newspaper accounted for 87.0% of our publishing revenue. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 14, "Segment Reporting," to our consolidated financial statements for additional financial information regarding our publishing business.

Daily Newspaper

Published continuously since 1882, our daily newspaper has the largest circulation among all newspapers published in Wisconsin, with a six-month average net paid circulation reported to the Audit Bureau of Circulations in our Publisher's Statement at September 30, 2012 of 337,829 on Sunday and 207,066 daily. The *Milwaukee Journal Sentinel* serves as the only major daily and Sunday newspaper for the Milwaukee metropolitan area. According to a 2012 readership survey conducted by Scarborough Research, the Sunday *Milwaukee Journal Sentinel* ranks number one in readership among the 50 highest populated markets in the United States and the daily newspaper ranks number two. Over the course of a week, readership of our print newspaper and digital websites combined ranks first among largest U.S. markets with a 60% penetration rate. These rankings are calculated by dividing the number of adults reading an average issue of the newspaper in a newspaper's Designated Market Area (DMA) by the number of persons over the age of 18 in the newspaper's DMA. *The Milwaukee Journal Sentinel*'s DMA, which ranks among the top 50 in the United States, consists of the 10-county area surrounding Milwaukee, Wisconsin.

In 2011, our daily newspaper won its third Pulitzer Prize in the last four years for explanatory reporting. Only the *New York Times* and the *Washington Post* have won journalism's highest honor more times in the last four years than the *Milwaukee Journal Sentinel*. In 2008 and 2010, the *Milwaukee Journal Sentinel* received Pulitzers in the Local Reporting category.

In 2012, our newsroom staff received many other national awards for both print and digital coverage in our investigative work. "Empty Cradles," a series which detailed Milwaukee's high infant mortality rate, won awards as "Innovator of the Year" from the Associated Press Managing Editors (APME), as well as the Casey Medal for reporting on children. "Imminent Danger," which profiled the public risk of mental health confinement laws, won the Robert F. Kennedy Journalism award. And "Both Sides of the Law," won an APME award for digital innovation in watchdog journalism. "Side Effects," a series on how surgeons were paid millions by device manufacturers to conduct flawed research on the safety of those devices, won the Gerald Loeb business writing award. Separately, our staff was also recognized for the excellence of their print and website work by the American Bar Association, the John Jay award for criminal justice reporting, the Online News Association, and the National Headliner Awards. The Journal Sentinel's sports coverage has routinely been recognized for excellence, and in 2012 our Sports reporting was named one of the nation's top ten newspapers for online coverage by the Associated Press Sports Editors.

In addition to our traditional print media, we operate a number of websites that provide editorial and advertising content, including JSOnline.com, Milwaukeemoms.com and the MyCommunityNOW family of 26 community websites. Our daily newspaper operates a co-branded online automotive offering under a franchise agreement with CarSoup of Minnesota, Inc. (CarSoup.com). In 2012, online revenue of $12.3 million for websites affiliated with our daily newspaper increased 9.3% compared to $11.3 million in 2011, primarily due to an increase in retail sponsorships sold.

The *Milwaukee Journal Sentinel* is distributed primarily by independent contract carriers throughout southeastern Wisconsin. Agents deliver the Milwaukee Journal Sentinel to single copy outlets throughout the rest of Wisconsin.

The following table sets forth our average net paid circulation as filed with the Alliance for Audited Media (AAM):

	Six-Months Ended September 30			12-Months Ended March 31		
	2012	2011	2010	2012	2011	2010
Daily (Five-day average)..........	207,066	188,818	183,636	187,287	188,992	188,644
Sunday..........................	337,829	326,262	331,171	327,311	332,586	331,184

Circulation revenue accounted for 32.2% of our daily newspaper's total revenue in 2012. The *Milwaukee Journal Sentinel* single copy prices are $1.00 for daily, and $2.25 for Sunday, following a price increase in April 2012, in our five county primary market area. The six-month average paid circulation increased in September 2012 compared to September 2011 due to AAM rule changes for electronic subscriptions. We believe our average net paid print circulation will decrease due to, among other factors, increased competition for readers from new media products, other free sources and time pressures on consumers. Advertising revenue accounted for 51.5% of our daily newspaper's total revenue in 2012. Our daily newspaper experienced decreases in revenue in most print advertising categories in 2012 compared to 2011 due to the secular influences affecting the newspaper industry and the continued economic uncertainty. Digital advertising revenue showed growth in 2012 over 2011.

The *Milwaukee Journal Sentinel* introduced a digital subscription program, or "paywall," on our jsonline.com website in January 2012. Integrated into the launch of the paywall was a price increase to our home delivery subscribers, who gain full access to all digital products with their subscription fee.

Other revenue, which consists of revenue from promotional events, commercial distribution and commercial printing revenue, accounted for 12.8% of our daily newspaper's total revenue in 2012. Our state-of-the-art printing facility, which now includes the ability to print ultra-violet coated pages, similar to magazines, allows us to leverage our existing assets to sign long term agreements to print other daily newspapers, such as *USA Today, Wall Street Journal, Kenosha News, Pioneer Press* suburban editions, *Chicago Reader* and others. We believe we provide high quality, competitive pricing and close proximity to their readers in southeastern Wisconsin and Chicago and its suburbs.

Community Newspapers and Shoppers

We own and operate community publications and a printing plant in Wisconsin through our subsidiary, Journal Community Publishing Group, Inc. In 2011, we sold our community publications in Florida. In December 2012, we sold the majority of our community publications in northern Wisconsin.

Lake Country Publications' newspapers and magazines were nationally recognized as the best in class by the Local Media Association (formerly Suburban Newspapers of America) in several categories, including best photojournalism, best in-depth reporting, best sports writing, best niche publication and best news photo. In addition, the *Lake County Reporter* was recognized as the "Best Weekly Newspaper" in its division for 2012 by the Wisconsin Newspaper Association.

Our community publications have a combined paid and free average weekly distribution of approximately 200,000. Our community publications focus on local news and events that are of interest to the local residents. In some markets, our community publications are the only source of local news.

We also publish a niche publication that appeals to advertisers and readers in the agricultural market with a combined paid and free average monthly distribution of approximately 3,000.

Advertising revenue and circulation revenue accounted for 75.8% and 8.4%, respectively, of our community newspapers' and shoppers' total revenue in 2012. In addition to our publishing operations, we also provide commercial printing services, including cold-web printing, sheet-fed printing, electronic prepress, mailing services, bindery and inserting, mostly for other weekly and monthly publications. Other revenue, the majority of which comes from commercial printing, accounted for 15.8% of our community newspapers' and shoppers' total revenue in 2012. Our community newspapers, shoppers and niche publications groups are as follows:

	2012 Average Distribution	2011 Average Distribution	Number of Newspapers 2012	Number of Newspapers 2011	Number of Shoppers 2012	Number of Shoppers 2011	Number of Niche Publication 2012	Number of Niche Publication 2011
Northern Wisconsin	23,000	214,000	1	5	-	7	1	2
Southeastern Wisconsin....	177,000	177,000	16	14	1	4	-	-

Newsprint

The basic raw material of newspapers is newsprint. In 2012, we purchased the majority of our newsprint requirements through a purchasing agent, which has the option to purchase newsprint from multiple suppliers. We may purchase additional newsprint in the spot market from other suppliers.

We believe we will continue to receive an adequate supply of newsprint for our needs. Newsprint prices fluctuate based upon market factors, which include newsprint production capacity, currency exchange rates, manufacturer's cost drivers, inventory levels, demand and consumption. Price fluctuations for newsprint can have a significant effect on our results of operations. The average net price per ton was $629 in 2012 compared to an average net price per ton of $626 in 2011, net of scrap sales. Our consumption of newsprint decreased to 24,880 metric tons in 2012 (53 weeks) from 24,924 metric tons in 2011 (52 weeks), and our total cost of newsprint increased $0.1 million in 2012 compared to 2011. The decrease in consumption in 2012 at our publishing businesses was primarily due to decreases in average net paid circulation, run-of-press (ROP) advertising, waste and a decrease in content pages. Based on the consumption of newsprint in 2012 by our daily newspaper and by our community newspapers and shoppers, a $10 per ton increase or decrease in the price of newsprint would increase or decrease our total cost of newsprint by $0.3 million.

Industry and Competition

Newspaper publishing is the oldest segment of the consumer media industry. Metropolitan and community newspapers often represent the primary medium for news and local advertising due to their historic importance to the communities they serve.

Over the past few years, fundamentals in the newspaper industry have continued to deteriorate. Retail and classified ROP advertising have decreased from historic levels due in part to department store consolidation, weakened employment, automotive and real estate economics and a migration of advertising to the Internet and other advertising forms. Circulation declines and online competition have also negatively impacted newspaper industry revenues. Additionally, the housing market downturn, while now showing signs of recovery, has adversely impacted the newspaper industry, including real estate classified advertising as well as the home improvement, furniture and financial services advertising categories. However, we believe the rate of deterioration of these fundamentals has moderated based on our 2012 results.

Advertising revenue is the largest component of a newspaper's total revenue and it is affected by cyclical changes in national and regional economic conditions. Classified advertising is generally the most sensitive to economic cycles and secular changes in the newspaper business because it is driven primarily by the demand for employment, real estate transactions and automotive sales. Newspaper advertising revenue is seasonal and our publishing business tends to see increased revenue due to increased advertising activity during certain holidays.

We believe newspapers and their online and niche products continue to be one of the most effective mediums for retail and classified advertising because they allow advertisers to promote the price and selection of goods and to maximize household reach within a local retail trading area. This is especially true in a market like Milwaukee, which is still home to a number of local-market decision makers who influence spending to reach shoppers in this community. Notwithstanding the advertising advantages newspapers offer, newspapers have many competitors for advertising dollars and paid circulation. These competitors include local, regional and national newspapers, shoppers, magazines, broadcast and cable television, radio, direct mail, Yellow Pages, the Internet and other media. Competition for newspaper advertising revenue is based largely upon advertiser results, advertising rates, readership, demographics and circulation levels, while competition for circulation revenue is based largely upon the content of the newspaper, its price, editorial quality and customer service. On occasion, our businesses compete with each other for regional and local advertising, particularly in the Milwaukee market.

Compliance with Environmental Laws

As the owner, lessee or operator of various real properties and facilities, we are subject to various federal, state and local environmental laws and regulations. Historically, compliance with these laws and regulations has not had a material adverse effect on our business. Compliance with existing or new environmental laws and regulations may require us to make future expenditures.

Regulation

Our television and radio businesses are subject to regulation by governmental authorities in the United States.

Introduction

Our television and radio broadcasting operations are subject to regulation by the FCC under the Communications Act of 1934, as amended (which we refer to as the Communications Act). Under authority of the Communications Act, the FCC, among other things, assigns frequency bands for broadcast and other uses; determines the location, frequency and operating power of stations; grants permits and licenses to construct and operate television and radio stations on particular frequencies; issues, revokes, modifies and renews radio and television broadcast station licenses; regulates equipment used by stations; determines whether to approve changes in ownership or control of station licenses; regulates the content of some forms of programming; adopts and implements regulations and policies which directly or indirectly affect the ownership, operations and profitability of broadcasting stations; and has the power to impose penalties for violations of its rules.

Licensed broadcast stations must pay FCC regulatory and application fees and comply with various rules promulgated under the Communications Act that regulate, among other things, political advertising, sponsorship identification, closed captioning of certain television programming, obscene, indecent and profane broadcasts, and technical operations, including limits on radio frequency radiation. Additionally, the FCC's rules require licensees to implement equal employment opportunity outreach programs and maintain records and make filings with the FCC evidencing such efforts.

The following is a brief summary of certain provisions of the Communications Act and specific FCC rules and policies. The summaries are not intended to describe all present and proposed statutes and FCC rules and regulations that impact our television and radio operations. Failure to observe the provisions of the Communications Act and the FCC's rules and policies can result in the imposition of various sanctions, including monetary forfeitures, the grant of "short-term" (less than the maximum term) license renewal or, for particularly egregious violations, the denial of a license renewal application, the revocation of a license or the withholding of approval for acquisition of additional broadcast properties.

Broadcast Licenses/Renewals

The Communications Act permits the operation of a broadcast station only in accordance with a license issued by the FCC upon a finding that the grant of a license would serve the public interest, convenience and necessity. The FCC grants broadcast licenses for specified periods of time and, upon application, may renew the licenses for additional terms (ordinarily for the full term of eight years). Generally, the FCC renews a broadcast license upon a finding that (i) the broadcast station has served the public interest, convenience and necessity; (ii) there have been no serious violations by the licensee of the Communications Act or the FCC's rules; and (iii) there have been no other violations by the licensee of the Communications Act or other FCC rules which, taken together, indicate a pattern of abuse. After considering these factors, the FCC may renew a broadcast station's license, either with conditions or without, or it may designate the renewal application for hearing. Although there can be no assurance that our licenses will be renewed, we have not to date had a violation of the FCC's regulations that jeopardized the renewal of our licenses, and we are not currently aware of any facts that would prevent their renewal.

On November 1, 2005, the Milwaukee Public Interest Media Coalition ("MPIMC") filed a petition at the FCC asking it to deny the pending license renewal applications of all eleven commercial television stations in the Milwaukee Designated Market Area (DMA), including our station, WTMJ-TV, on the grounds that the stations failed to provide adequate coverage of state and local issues during the 2004 election campaign. In June 2007, the FCC issued an Order denying MPIMC's Petition. In July 2007, MPIMC filed a Petition for Reconsideration with the FCC requesting it to reconsider the denial of MPIMC's Petition to Deny. We opposed MPIMC's Petition for Reconsideration and in July 2008, the FCC issued a decision denying the Petition for Reconsideration. In August 2008, MPIMC filed a second Petition for Reconsideration of the FCC's June 2007 Order. We filed an Opposition to MPIMC's Second Petition in August 2008. The FCC dismissed MPIMC's Second Petition on January 12, 2009. On February 16, 2010, MPIMC filed an Application for Review requesting the FCC to review the dismissal of MPIMC's Second Petition. We filed an Opposition to MPIMC's Application for Review jointly with several other television stations in the Milwaukee DMA, and MPIMC filed a Reply. By letter dated December 10, 2010, the FCC dismissed MPIMC's Application for Review. On January 10, 2011, MPIMC filed another Application for Review requesting the FCC to vacate its December 10, 2010 order and consider MPIMC's February 10, 2010 Application for Review on its merits. On January 25, 2011, we filed an Opposition to the second Application for Review jointly with several other Milwaukee television station licensees. MPIMC filed a consolidated Reply to the Joint Opposition on February 2, 2011. The matter remains pending.

On October 29, 2012, Media Action Center filed a Petition to Deny the renewal application of Station WTMJ(AM), Milwaukee, WI, alleging that the Station violated FCC rules because it did not provide sufficient time to supporters of certain candidates for state office. On November 28, 2012, Journal filed an Opposition to the Petition. Media Action Center filed a response to Journal's Opposition on December 18, 2012. The matter remains pending.

Ownership Restrictions

The Communications Act and FCC rules and policies include a number of limitations regarding the number and reach of broadcast stations that any person or entity may own, directly or by attribution. FCC approval is also required for transfers of control and assignments of station licenses. A person or entity requesting FCC approval to acquire a radio or television station license must demonstrate that the acquisition complies with the FCC's ownership rules or that a waiver of the rules is in the public interest.

The FCC is required to review quadrennially the following media ownership rules and to modify, repeal or retain any rules as it determines to be in the public interest: the newspaper broadcast cross-ownership rule; the local radio ownership rule; the radio-television cross-ownership rule; the dual network rule; and the local television ownership rule. In 2003, the FCC completed a comprehensive review of its ownership rules and adopted revised rules. The FCC's new rules were to have become effective on September 4, 2003. However, a number of parties sought reconsideration of the new rules and others filed judicial appeals. The U.S. Court of

Appeals for the Third Circuit issued a stay of the new rules on September 3, 2003. Then, in an opinion issued on June 24, 2004, the court remanded most of the revised rules to the FCC for additional analysis and justification. In 2008, the FCC released a Report and Order that modified only the newspaper broadcast cross-ownership rule to permit cross-ownership of one newspaper and one television or radio station in the top twenty markets under certain circumstances, and establishing a waiver procedure for such combinations in markets smaller than the top twenty. The FCC also reinstated the radio television cross-ownership rule, which had been repealed in 2003, reinstated the local television ownership rule as it had been in effect prior to 2003, and affirmed the local radio ownership rule as adopted in 2003. The FCC stated that newspaper broadcast combinations that were grandfathered in 1975 when the newspaper-broadcast cross-ownership rule was adopted, including our Milwaukee operations, will continue to be grandfathered. In a decision issued on July 7, 2011, the Court of Appeals for the Third Circuit vacated and remanded the modified newspaper broadcast cross-ownership rule. In December 2011, the FCC issued a Notice of Proposed Rulemaking ("Ownership NPRM") with respect to its 2010 quadrennial review of the media ownership rules. The Ownership NPRM proposes to modify the newspaper broadcast cross-ownership rule to apply a positive presumption to requests to own a daily newspaper and a broadcast station in the 20 largest DMAs if certain conditions are met and to repeal the radio television cross-ownership rule. In December 2012, the FCC offered interested parties the opportunity to file additional comments in the 2010 quadrennial review to address a report on ownership of commercial broadcast stations that the FCC released in November 2012. The FCC's ownership rules that are currently in effect are briefly summarized below.

Newspaper-Broadcast Cross-Ownership Rule. Under the currently effective newspaper-broadcast cross-ownership Rule, unless grandfathered or subject to waiver, no party can have an attributable interest in both a daily English-language newspaper and either a television station or a radio station in the same market if specified signal contours of the television station or the radio station encompass the entire community in which the newspaper is published. Our media operations in Milwaukee are grandfathered under this rule.

Local Radio Ownership Rule. The local radio ownership rule limits the number of radio stations an entity may own in a given market depending on the size of the radio market. Specifically, in a radio market with 45 or more commercial and noncommercial radio stations, a party may own, operate, or control up to eight commercial radio stations, not more than five of which are in the same service (AM or FM). In a radio market with between 30 and 44 radio stations, a party may own, operate, or control up to seven commercial radio stations, not more than four of which are in the same service. In a radio market with between 15 and 29 radio stations, a party may own, operate, or control up to six commercial radio stations, not more than four of which are in the same service. In a radio market with 14 or fewer radio stations, a party may own, operate, or control up to five commercial radio stations, not more than three of which are in the same service, except that a party may not own, operate, or control more than 50% of the stations in the market, except for combinations of one AM and one FM station, which are permitted in any size market. For stations located in a market in which the Arbitron ratings service provides ratings, the definition of "radio market" is based on the radio market to which BIA Kelsey reports assign the affected radio stations. For stations that are not in an Arbitron market, the market definition is based on technical service areas, pending further FCC rulemaking. Also under the rule, a radio station that provides more than 15% of another in-market station's weekly programming or sells more than 15% of another in-market station's weekly advertising will be deemed to have an attributable interest in the brokered station.

Radio-Television Cross-Ownership Rule. The radio-television cross-ownership rule generally allows common ownership of one or two television stations and up to six radio stations, or, in certain circumstances, one television station and seven radio stations, in any market where at least 20 independent voices would remain after the combination; two television stations and up to four radio stations in a market where at least 10 independent voices would remain after the combination; and one television and one radio station notwithstanding the number of independent voices in the market. A "voice" generally includes independently owned, same-market commercial and noncommercial broadcast television and radio stations, newspapers of certain minimum circulation, and one cable system per market.

Local Television Ownership Rule. Under the local television ownership rule, one party may own, operate, or control up to two television stations in a market, so long as the market would have at least eight independently owned full power television stations after the combination and at least one of the stations is not one of the top-four-rated stations (based on audience share) in the television market. The rule also permits the ownership, operation or control of two television stations in a market as long as the stations' Noise Limited Service contours do not overlap. In 2011, the FCC sought comments on its proposal to eliminate the contour overlap exception that permits common ownership of two television stations in the same market. The matter remains pending. The FCC may waive this rule to permit ownership, operation or control of two television stations in a market that will not otherwise be permissible if one of the stations is in involuntary bankruptcy, is a "failed" station, or is "failing" (i.e., stations with negative cash flow and less than a four share all day audience rating). Under the rule, the licensee of a television station that provides more than 15% of another in-market station's weekly programming will be deemed to have an attributable interest in the other station.

Dual Network Rule. The dual network rule prohibits any of the four major networks — ABC, CBS, Fox and NBC — from merging with each other.

Television National Audience Reach Limitation. A person or entity is prohibited from having an attributable interest in television stations whose aggregate audience reach exceeds 39% of the television households in the United States. In calculating the number of households a station reaches, the FCC attributes a UHF station with only 50% of the television households in the market. The FCC is precluded by statute from modifying this rule in connection with its mandated quadrennial review of the ownership rules.

Attribution of Ownership. An "attributable" interest for purposes of the FCC's broadcast ownership rules generally includes: (i) equity and debt interests which combined exceed 33% of a licensee's total assets, if the interest holder supplies more that 15% of the licensee's total weekly programming, or has an attributable same-market media interest, whether television, radio, cable or newspaper; (ii) a 5% or greater direct or indirect voting stock interest, including certain interests held in trust, unless the holder is a qualified passive investor in which case the threshold is a 20% or greater voting stock interest; (iii) any equity interest in a limited liability company or a partnership, including a limited partnership, unless properly "insulated" from management activities; and (iv) any position as an officer or director of a licensee or of its direct or indirect parent.

Alien Ownership

The Communications Act restricts the ability of foreign entities or individuals to own or hold interests in U.S. broadcast licenses. Foreign governments, representatives of foreign governments, non-U.S. citizens, representatives of non-U.S. citizens, and corporations or partnerships organized under the laws of a foreign country (collectively, "aliens") are prohibited from holding broadcast licenses. Aliens may directly or indirectly own or vote, in the aggregate, up to 20% of the capital stock of a licensee. In addition, a broadcast license may not be granted to or held by any corporation that is controlled, directly or indirectly, by any other corporation more than 25% of whose capital stock is owned or voted by aliens if the FCC finds that the public interest will be served by the refusal or revocation of such license. The FCC has interpreted this provision to require an affirmative finding that foreign ownership in excess of 25% would serve the public interest and, in the broadcast context, has made such a finding only in highly limited circumstances.

Obscenity, Indecency and Profanity

The FCC's rules prohibit the broadcast of obscene material at any time and indecent or profane material between the hours of 6:00 a.m. and 10:00 p.m. In recent years, the FCC has intensified its enforcement activities with respect to programming it considers indecent and has issued numerous fines to licensees found to have violated the indecency rules.

In July 2007, the FCC implemented increased forfeiture amounts for indecency violations that were enacted by Congress. The maximum permitted fine for an indecency violation is $325,000 per incident and $3,000,000 for any continuing violation arising from a single act or failure to act.

Because the FCC may investigate indecency complaints on an ex parte basis, a licensee may not have knowledge of an indecency complaint unless and until the complaint results in the issuance of a formal FCC letter of inquiry or notice of apparent liability for forfeiture. From time to time, our television and radio stations receive letters of inquiry and notices of proposed forfeitures from the FCC alleging that they have broadcast indecent material. We do not believe that broadcasts identified in any currently pending complaints of which we are aware violate the indecency standards. In July 2010, the U.S. Court of Appeals for the Second Circuit issued a decision finding that the FCC's indecency standard was too vague for broadcasters to interpret and therefore inconsistent with the First Amendment. In June 2011, the Supreme Court granted certiorari in this case. In June 2012, the Supreme Court issued a decision which held that the FCC could not fine ABC and FOX for the specific broadcasts at issue in the case because the FCC had not provided them with sufficient notice of its intent to issue fines for the use of fleeting expletives. The Court also held that the FCC's indecency standards did not violate the First Amendment. The result of this decision on the FCC's indecency enforcement practices remains unclear, and the FCC has not issued any decisions regarding indecency enforcement since the Supreme Court's decision was issued.

Sponsorship Identification

Both the Communications Act and the FCC's rules generally require that, when payment or other consideration has been received or promised to a broadcast licensee for the airing of program material, the station must disclose that fact and identify who paid or promised to provide the consideration at the time of broadcast. In response to a complaint by a public interest organization, the FCC issued letters of inquiry to several dozen television stations seeking to determine whether their broadcast of "video news releases" (VNRs) violated the sponsorship identification rules by failing to disclose the source and sponsorship of the VNR materials. VNRs are news stories and feature materials produced by government agencies and commercial entities, among others, for use by broadcasters. Two of our television stations received and have responded to the VNR letter of inquiry. We cannot predict the outcome of the FCC's investigation; however in 2007, the FCC issued a forfeiture notice to one cable company for alleged violations of the sponsorship identification rules based on the use of VNRs.

Digital Television

As of June 12, 2009, all full-power broadcast television stations were required to cease broadcasting analog programming and convert to all digital broadcasts. Digital broadcasting permits stations to offer digital channels for a wide variety of services such as high definition video programming, multiple channels of standard definition video programming, audio, data, and other types of communications. Each station is required to provide at least one free over-the-air video program signal.

To the extent a station has "excess" digital capacity (i.e., digital capacity not used to transmit free, over-the-air video programming), it may elect to use that capacity in any manner consistent with FCC technical requirements, including for additional free program streams, data transmission, digital or subscription video services, or paging and information services. If a station uses its digital capacity to provide any services on a subscription or otherwise "feeable" basis, it must pay the FCC an annual fee equal to 5% of the gross revenues realized from such services.

Relationship with MVPDs

A number of provisions of the Communications Act and FCC rules govern aspects of the relationship between broadcast television stations and distributors of multiple channels of video programming such as cable, satellite and telecommunications companies (referred to as MVPDs). The rules generally provide certain protections for broadcast stations, for which MPVDs are an important means of distribution and a provider of competing program channels.

To ensure that every local television station can be received in its local market without requiring a cable subscriber to switch between cable and off-air signals, the FCC allows every full-power television broadcast station to require that all local cable systems transmit that station's primary digital channel to their subscribers within the station's market (the so-called "must-carry" rule). Alternatively, a station may elect to forego its must-carry rights and seek a negotiated agreement to establish the terms of its carriage by a local cable system—referred to as "retransmission consent." A station electing retransmission consent assumes the risk that it will not be able to strike a deal with the MPVD and will not be carried. A station has the opportunity to elect must-carry or retransmission consent every three years. Elections were made in October 2011 for the 2012-2014 three year period. We have elected retransmission consent rather than must carry with MPVDs for most of our television stations. A station that fails to notify a cable system of its election is presumed to have elected must-carry.

Cable systems are not required to carry any programming streams other than a station's primary video programming channel. Consequently, the multicast programming streams provided by several of our television stations are not entitled to mandatory carriage pursuant to the digital must-carry rules. However, because the FCC's action does not affect digital retransmission consent agreements, we are free to negotiate with cable operators for the carriage of additional programming streams under mutually agreed terms and conditions. A similar must-carry and retransmission consent regime governs carriage of local broadcast channels by direct-to-home satellite television operators. A satellite provider is not required to transmit the signal of any television station to its subscribers in that station's market. However, if a satellite provider chooses to provide one local station to its subscribers in a market, the provider also must transmit locally every other station in that market that elects must-carry status. As with cable, stations may opt to pursue retransmission consent agreements. A local television station that fails to make any election to a satellite provider is deemed to have elected retransmission consent and is not guaranteed carriage. Satellite must-carry election periods occur every three years, consistent with cable must-carry periods. We have elected retransmission consent with satellite television operators for most of our stations.

In February 2011, the FCC issued a Notice of Proposed Rulemaking ("NPRM") reviewing the retransmission consent rules. The NPRM requests comment on proposals to strengthen the good faith negotiation requirements and to require advance notice of the potential that a television station could be dropped from an MVPD's programming lineup. In a separate proceeding, the FCC has requested comment on whether the definition of MVPD should be expanded to include entities that make available multiple channels of video programming to subscribers through Internet connections. Both proceedings are pending, and we cannot predict what impact, if any, they will have on our negotiations with video programming distributors.

Children's Television Programming

Federal legislation and FCC rules limit the amount and content of commercial matter that may be shown on television stations during programming designed for children 12 years and younger, and require stations to broadcast three hours per week of educational and informational programming ("E/I programming") designed for children 16 years of age and younger. FCC rules also require television stations to broadcast E/I programming on each additional digital multicast program stream transmitted, with the requirement increasing in proportion to the additional hours of free programming offered on multicast channels. These rules also limit the display during children's programming of Internet addresses of websites that contain or link to commercial material or that use program characters to sell products.

Digital Radio

The FCC permits existing AM and FM radio broadcast stations to broadcast digitally in order both to improve sound quality and to provide spectrum for multicast channels and/or enhanced data services to complement the existing programming service. The FCC has authorized AM and FM radio stations to broadcast digital signals using excess spectrum within the same allotted bandwidth used for analog transmissions. In January 2010, the FCC adopted procedures that allow FM radio stations to significantly increase their digital power levels above those originally permitted in order to improve the digital service these stations provide.

Closed Captioning

FCC rules require the majority of programming broadcast by television stations to contain closed captions. The FCC forwards to television stations viewer complaints it receives with respect to closed captioning problems, and several of our stations have received complaints that were filed with the FCC. We have responded to these complaints, and they are currently pending. In January 2012, the FCC adopted rules to require that television programming broadcast or transmitted with captioning include captioning of programming subsequently made available online, for example, by streaming content on broadcasters' websites. These rules are being phased in over a 12 month period that began in September 2012.

The FCC adopted rules in August 2011 reinstating the video description rules the Commission had previously adopted in 2000, which had been vacated by the United States Court of Appeals for the District of Columbia in 2002. Those rules require, in part, that affiliates of the top-four national broadcast networks in the top 25 markets provide a minimum of 50 hours of video-described primetime and/or children's programming each calendar quarter. The requirement to provide video descriptions will ultimately be expanded to network affiliates in the top 60 markets.

Commercial Advertisement Loudness Mitigation

New rules enacted by the FCC that require our television broadcast stations to transmit commercials and adjacent programming at the same volume went into effect in December 2012.

Employees

As of December 30, 2012, we and our subsidiaries had approximately 1,800 full-time and 700 part-time employees compared to approximately 1,700 full-time and 800 part-time employees at December 25, 2011. Currently, there are 11 bargaining units representing approximately 600 (or approximately 22%) of our total number of employees. We have entered into various collective bargaining agreements with these bargaining units. Six of these agreements will expire within the next two years.

ITEM 1A. RISK FACTORS

You should carefully consider the following risk factors and warnings before making an investment decision. If any of the risks below actually occur, our business, financial condition, results of operations or prospects could be materially adversely affected. In that case, the price of our securities could decline and you could lose all or part of your investment. You should also refer to the other information set forth or incorporated by reference in this document.

Risks Relating to Our Diversified Media Business

Decreases in advertising spending, resulting from economic downturn, war, terrorism, advertiser consolidation or other factors, could adversely affect our financial condition and results of operations.

Approximately 69% of our revenue in 2012 was generated from the sale of local, regional and national advertising for broadcast on our radio and television stations and appearing in our newspapers and shoppers. Advertisers generally reduce their advertising spending during economic downturns and some advertisers may go out of business or declare bankruptcy. The merger or consolidation of advertisers, such as in the banking and airline industries, also generally leads to a reduced amount of collective advertising spending. A recession or economic downturn, as well as a consolidation of advertisers, has had, and in the future could continue to have, an adverse effect on our financial condition and results of operations. In addition, our advertising revenue tends to decline in times of national or local crisis because our radio and television stations broadcast more news coverage and sell less advertising time. Terrorist attacks or other wars involving the United States or any other local or national crisis could adversely affect our financial condition and results of operations.

Additionally, some of our printed publications and our radio and television stations generate a large percentage of their advertising revenue from a limited number of sources, including the automotive industry, political advertising and professional sports contracts. As a result, even in the absence of a recession or economic downturn, adverse changes specifically affecting these advertising sources could significantly reduce advertising revenue and have a material adverse affect on our financial condition and results of operations.

In addition, our advertising revenue and circulation revenue depend upon a variety of other factors specific to the communities that we serve. Changes in those factors could negatively affect those revenues. These factors include, among others, the size and demographic characteristics of the local population, the concentration of retail stores and local economic conditions in general. If the population demographics, prevailing retail environment or local economic conditions of a community served by us were to change adversely, revenue could decline and our financial condition and results of operations could be adversely affected. This risk is especially evident with respect to the metropolitan Milwaukee market, which is served by our daily newspaper, the Milwaukee Journal Sentinel, one of our television stations, two of our radio stations, a number of our community newspapers and shoppers and several websites, and, collectively, from which we derived approximately 52% of our revenue in 2012.

Our diversified media businesses operate in highly competitive markets, and during a time of rapid competitive changes, we may lose market share and advertising revenue to competing radio and television stations, newspapers or other types of media competitors, as well as through consolidation of media competitors or changes in advertisers' media buying strategies.

Our diversified media businesses operate in highly competitive markets. Our radio stations, television stations, newspapers, shoppers and Internet sites compete for audiences and advertising revenue with other radio stations, television stations, newspapers, shoppers and Internet sites as well as with other media such as cable television, satellite television, satellite radio, magazines, outdoor advertising, direct mail and the evolving digital advertising space. Some of our current and potential competitors have greater financial, marketing, programming and broadcasting resources than we do or, even if smaller in size or in terms of financial resources, the ability to create digital niche products and communities and may respond faster or more aggressively to changing competitive dynamics. This competition has intensified as a result of digital media technologies. While the amount of advertising on our digital products has continued to increase, we have experienced, and in the future may continue to experience, a decrease in advertising revenues if we are unable to attract advertising to our digital products in volumes and at prices sufficient to offset decreases in advertising in our traditional media products, for which rates are generally higher than for digital advertising.

Our radio and television broadcasting businesses compete for audiences and advertising revenue primarily on the basis of programming content and advertising rates. Our ability to maintain market share and competitive advertising rates depends in part on audience acceptance of our network, syndicated and local programming. Changes in market demographics, the entry of competitive stations to our markets, the introduction of competitive local news or other programming by cable, satellite or other news providers, or the adoption of competitive formats by existing radio stations could result in lower ratings and have a material adverse effect on our financial condition and results of operations. Changes in ratings technology, or methodology or metrics used by advertisers or other changes in advertisers' media buying strategies also could have a material adverse effect on our financial condition and results of operations. The ability of our broadcast digital products to attract significant future advertising revenue is unproven and we may incur increasing costs competing for digital advertising revenue.

Further, our operations may be adversely affected by consolidation in the broadcast industry, especially if competing stations in our markets are acquired by competitors who have a greater national scope, can offer a greater variety of national and syndicated programming for listeners and viewers or offer enhanced opportunities for advertisers to reach broader markets. In 2008, the FCC issued a Report and Order that modified the newspaper broadcast cross-ownership rule to permit cross-ownership of one newspaper and one television or radio station in the top twenty markets under certain circumstances. In July 2011, the Court of Appeals for the Third Circuit vacated and remanded the modified newspaper broadcast cross-ownership rule. In

December 2011, the FCC issued a Notice of Proposed Rulemaking with respect to its 2010 quadrennial review of the media ownership rules. The NPRM proposes to modify the newspaper broadcast cross-ownership rule in a similar manner to the modifications adopted in 2008 and to eliminate the television radio cross-ownership rule. We cannot predict the outcome of any further administrative or judicial proceedings related to the media ownership rules.

In newspapers and shoppers, our revenue primarily consists of advertising and paid circulation. Competition for advertising expenditures and paid circulation comes from local, regional and national newspapers, shoppers, magazines, broadcast and cable television, radio, direct mail, Yellow Pages, the digital products and other media. Competition for newspaper advertising revenue is based largely upon advertiser results, advertising rates, readership, demographics and circulation levels, while competition for circulation revenue is based largely upon the content of the newspaper, its price, editorial quality and customer service. On occasion, our businesses compete with each other for regional and local advertising, particularly in the Milwaukee market. Our local and regional competitors in community newspapers and shoppers are typically unique to each market, but we have many competitors for advertising revenue that are larger and have greater financial and distribution resources than us. Circulation revenue and our ability to achieve price increases for our print products are affected by competition from other publications and other forms of media available in our various markets, declining consumer spending on discretionary items like newspapers, decreasing amounts of free time, and declining frequency of regular newspaper buying among young people. We may incur increasing costs competing for advertising expenditures and paid print and digital subscriptions. If we are not able to compete effectively for advertising expenditures and paid print and digital subscriptions, our revenue may decline and our financial condition and results of operations may be adversely affected.

Seasonal and cyclical changes in advertising volume affect our quarterly revenue and results of operations and may cause our stock price to be volatile.

Our quarterly revenue and results of operations are subject to seasonal and cyclical fluctuations that we expect to continue to affect our results of operations in future periods. Our first quarter of the year tends to be our weakest quarter because advertising volume is typically at its lowest levels following the holiday season. Our fourth quarter tends to be our strongest quarter primarily because of revenue from holiday season advertising. Our quarterly revenue also varies based on the dynamics of the television broadcast industry. In particular, we experience fluctuations, primarily during our third and fourth quarters, during political voting periods as advertising significantly increases. Also, since NBC has exclusive rights to broadcast the Olympics through 2020, our NBC affiliated stations experience increased viewership and revenue during Olympic broadcasts in the first or third quarters of the years in which the Olympics are held. Other factors that affect our quarterly revenue and results of operations may be beyond our control, including changes in the pricing policies of our competitors, the hiring and retention of key personnel, wage and cost pressures, changes in newsprint prices, changes in the buying strategies of advertisers and general economic factors. These quarterly fluctuations in revenue and results of operations may cause our stock price to be volatile.

We may not be able to acquire television stations, radio stations, newspapers or assets related to our digital growth strategy, successfully manage acquired properties or increase our profits from these operations.

Our diversified media business has in the past expanded through acquisitions of television and radio stations in selected markets. We intend to pursue continued growth through selected acquisitions, including acquisitions and investments related to our digital growth strategy, if we are able to identify strategic acquisition candidates, negotiate definitive agreements on acceptable terms and, as necessary, secure additional financing.

Our acquisition strategy includes certain risks. For example:

- we may not be able to identify suitable acquisition candidates or, if identified, negotiate successfully their acquisition;
- we may not be able to secure additional financing necessary to complete acquisitions;

- we may encounter unforeseen expenses, difficulties, complications or delays in connection with the integration of acquired entities and the expansion of operations;

- we may fail to achieve anticipated financial benefits from acquisitions;

- we may encounter regulatory changes or delays or other impediments in connection with proposed transactions;

- our acquisition strategy may divert management's attention from the day-to-day operation of our businesses;

- key personnel at acquired companies may leave employment; and

- we may be required to focus resources on integration of operations rather than more profitable areas.

In addition, we compete for certain acquisition targets with companies having greater financial resources. We cannot assure you that we will be able to successfully make future acquisitions or what effects those acquisitions may have on our financial condition and results of operations.

We have in the past and may in the future cluster multiple radio and television stations in markets that we believe have demographic characteristics and growth potential suitable to further our business objectives. Multiple stations in the same geographic market area could make our results of operations more vulnerable to adverse local economic or demographic changes than they would otherwise be if our stations were located in geographically diverse areas.

We anticipate that we would finance potential acquisitions through cash provided by operating activities and/or borrowings, which would reduce our cash available for other purposes. We cannot assure you, however, that we would be able to obtain needed financing in the event strategic acquisition opportunities are identified. Another potential source of financing for future acquisitions is to incur more debt, which would lead to increased leverage and debt service requirements. We may also consider financing acquisitions by issuing additional shares of class A common stock, which would dilute current shareholders' ownership. Inherent in any future acquisitions is the risk of transitioning company cultures and facilities, which could have a material adverse effect on our financial condition and results of operations, particularly during the period immediately following any acquisitions.

If we are unable to respond to changes in technology and evolving industry standards and trends, our radio stations may not be able to effectively compete.

The broadcast media industry is subject to evolving media technologies and evolving industry standards. Several new technologies are being developed and/or utilized that may compete with our radio stations, including:

- audio programming by cable television systems, direct broadcast satellite systems, personal communications and wireless systems, Internet content providers and other digital audio broadcast formats, including the ability to create personalized formats and content;

- wireless Internet technology in the automobile and satellite digital audio radio service, with enhanced sound quality comparable to that of compact discs and that provide numerous niche formats;

- in-band on-channel digital radio, which could improve the quality of existing AM and FM stations, including stations owned by us;

- Internet radio stations and Internet radio services;

- expanded approval of low-power FM radio, which could result in additional FM radio broadcast outlets designed to serve small, localized areas;

- enhanced capabilities of smart phones, MP3 players, tablet devices, electronic readers and other mobile devices; and

- portable digital devices and systems that permit users to listen to programming on a time-delayed basis.

These new technologies have the potential to introduce new market competitors or change the means by which radio advertisers can most efficiently and effectively reach their target audiences. We may not have the resources to acquire new technologies or to introduce new services that could compete with these evolving technologies.

If we are unable to respond to changes in technology and evolving industry standards, our television stations may not be able to effectively compete.

New technologies could also adversely affect our television stations. Programming alternatives such as cable, direct-to-home satellite services, mobile media services, pay-per-view, on-demand programming, the Internet, including Internet capability built into televisions, and home video and entertainment systems have fractionalized television viewing audiences. Over the past decade, MVPDs have captured an increasing market share, while the aggregate viewership of the major television networks has declined. In addition, the expansion of cable television and other technological changes, including the entry by certain telecommunications companies into the video services delivery market, and the launch of over-the-top providers that deliver video programming directly to viewers over the Internet has increased, and may continue to increase, competitive demand for programming. Such increased demand, together with rising production costs may, in the future, increase our programming costs or impair our ability to acquire programming. The enhanced video and audio capabilities of smart phones, MP3 players, tablet devices, electronic readers and other mobile devices also have the potential to affect television viewership.

In addition, video compression techniques now in use with direct broadcast satellites and, increasingly, by cable and wireless providers, are expected to permit greater numbers of channels to be carried within existing bandwidth. These compression techniques, as well as other technological developments, which are applicable to all video delivery systems and enable television broadcasters operating digital signals to offer multiple channels, have the potential to provide vastly expanded programming to highly targeted audiences. Reduction in the cost of creating additional channel capacity could lower entry barriers for new channels and encourage the development of increasingly specialized niche programming. This ability to reach very narrowly defined audiences may alter the competitive dynamics for advertising expenditures. We are unable to predict the effect that these technological changes will have on the television industry or the future results of our television broadcast business.

Increased use by consumers of digital video recording technologies may decrease viewership of advertisements and result in decreased advertising revenues for our television stations.

Digital video recording technologies offered by cable and satellite systems allow viewers to digitally record, store and play back television programming at a later time. Most of these technologies permit viewers to fast forward through advertisements; however, a digital video recording system introduced by satellite provider DISH Network in 2012 permits viewers that record and play back programming to skip advertisements entirely, subject to certain time limitations. The major broadcast networks have challenged the DISH ad-skipping technology in court, and the outcome of the litigation is unknown. The use of these technologies may decrease viewership of commercials as recorded by media measurement services such as Nielsen Media Research and, as a result, lower the advertising revenues of our television stations. The current ratings provided by Nielsen for use by broadcast stations are limited to live viewing plus viewing of a digitally recorded program on the same day as the original air date and give broadcasters no credit for delayed viewing that occurs after the original air date. The effects of new ratings system technologies including people meters and set-top boxes, and the ability of such technologies to be a reliable standard that can be used by advertisers is currently unknown.

Security breaches, computer malware or other "cyber attacks" could harm our business by disrupting our delivery of services and damaging our reputation.

Our operations routinely involve receiving, storing, processing and transmitting sensitive information pertaining to our business and our customers. Any unauthorized intrusion, malicious software infiltration, network disruption, denial of service, or similar act by any malevolent party could disrupt the integrity, continuity, security and trust of our systems or the systems of our clients or vendors. These events could create financial liability, regulatory sanction, or a loss of confidence in our ability to serve clients or cause current or potential clients to choose another service provider.

If the network programming we broadcast pursuant to network affiliation agreements does not maintain satisfactory viewership levels or if the networks we are affiliated with terminate or do not renew our affiliation agreements, our advertising revenues, financial condition and results of operations may be adversely affected.

The television viewership levels, and ultimately advertising revenue, for each of our stations are materially dependent upon network programming, which is provided pursuant to network affiliation agreements. We cannot assure you that network programming will achieve or maintain satisfactory viewership levels. In particular, because four of our stations (including one of our low-power stations) are parties to affiliation agreements with ABC, three with NBC, three with FOX, two with CBS and one with CW, failures of these networks to provide programming to attract viewers or generate satisfactory ratings may have an adverse effect on our financial condition and results of operations. In addition, we cannot assure you that we will be able to renew our network affiliation agreements on as favorable terms or at all. The retransmission agreements which we negotiated with MVPDs for the rights to carry our signals and local programming in their pay television services to consumers are for multiple years with set rate increases. Certain national networks have, and others may try to obtain from us a significant portion of the retransmission revenue for their programming content we are providing to the MVPDs. The termination or non-renewal, or renewal on less favorable terms, of the affiliation agreements could have an adverse effect on us. We renewed our network affiliation agreements with ABC, FOX, CW and MNT in 2011.

Changes in the relationship of television networks with their affiliates and other content providers and distribution channels also could affect our results of operation. For example, networks and other content providers recently have begun to sell programming content through new distribution channels and offer viewers the ability to watch programs on-demand, rather than on an established "live" television broadcast schedule.

The costs of television programming may increase, which could adversely affect our results of operations.

Television programming is a significant operating cost component in our broadcasting operations. We cannot assure you that we will not be exposed in the future to increased programming costs. Should such an increase occur, it could have an adverse effect on our results of operations. Television networks have been seeking arrangements from their affiliates to share the networks' programming costs. We cannot predict the nature or scope of any such potential compensation arrangements or the effect, if any, on our operations. In addition, acquisitions of program rights for syndicated programming are usually made two or three years in advance and may require multi-year commitments, making it difficult to predict accurately how a program will perform. In some instances, programs must be replaced before their costs have been fully amortized, resulting in write-offs that increase station operating costs and decrease station earnings.

If our key on-air or management talent does not remain with us or loses popularity, our advertising revenue and results of operations may be adversely affected.

We employ or contract with a number of on-air personalities and hosts of television and radio programs whose ratings success depends in part on audience loyalty in their respective markets. Although we have entered into long-term agreements with some of our key on-air talent and program hosts to protect our interests in those relationships, we cannot assure you that all or any of these key employees will remain with us over the long term. Furthermore, the popularity and audience loyalty to our key on-air talent and program hosts is highly sensitive to rapidly changing public tastes. A loss of such popularity or audience loyalty could reduce ratings and may impact our ability to generate advertising revenue.

In addition, our key local management employees are important to our business since we believe that our growth and future success depends on retaining local management with knowledge of the community, its audience and its advertisers. Our inability to attract or retain these skilled personnel could have a material adverse impact on our financial condition and results of operations.

Changes in the professional sports industry or changes in our contractual relationships with local professional sports teams could result in decreased ratings for our Milwaukee radio station and adversely affect our results of operations and financial condition.

Our Milwaukee radio station, WTMJ-AM, currently maintains exclusive radio broadcast rights for the Green Bay Packers, Milwaukee Bucks and Milwaukee Brewers, and arranges a statewide radio network for the broadcast of their games. Our advertising revenue could be adversely affected by changes in the professional sports industry, such as a relocation of one of the local professional sports teams from the Wisconsin market or the potential loss of exclusivity due to league or team initiatives such as pay-per-listen, satellite radio or Internet broadcast of games. In addition, we could lose our exclusive broadcast rights during periodic competitive bidding, or suffer damage to the marketplace value of sports advertising due to factors such as a players' strike, negative publicity or downturn in on-field performance of a team.

If cable systems and other video distribution systems do not carry our digital channels or we do not enter into acceptable agreements with such systems, our revenue and results of operations may be adversely affected.

Since our television stations are highly dependent on carriage by cable and satellite systems in many of the areas they service, any modifications to rules regarding the obligations of cable systems or satellite providers to carry digital television signals of local broadcast stations could result in some of our television stations or channels not being carried on cable systems or direct to home satellite systems, which could adversely affect our revenue and results of operations. We have elected retransmission consent rather than must-carry with cable systems and satellite providers for most of our television stations. If we are unable to negotiate retransmission consent agreements in a timely manner or on favorable economic terms, some of our stations may not be carried on certain cable or direct to home satellite systems for a period of time and our revenue and results of operations could be adversely affected. We may also be unable to negotiate or renegotiate acceptable agreements with other types of video distribution systems, such as telecommunications companies, which could also cause our revenue and results of operations to be adversely affected.

If we cannot renew our FCC broadcast licenses, our business will be impaired.

Our business depends upon maintaining our broadcast licenses, which are issued by the FCC for a term of eight years and are renewable. Our timely-filed renewal applications for stations WTMJ-TV, WTMJ(AM) and WLWK-FM have not been granted by the FCC. Pursuant to FCC rules, our broadcast licenses for these stations remain in effect pending processing by the FCC of their timely filed renewal applications. Interested parties may challenge a renewal application. The FCC has the authority to revoke licenses, not renew them, or renew them with conditions, including renewals for less than a full term. We cannot assure you that our future renewal applications will be approved, or that the renewals, even if granted, will not include conditions or qualifications that could adversely affect our operations. If we fail to renew any of our licenses, or renew them with substantial conditions or modifications (including renewing one or more of our licenses for a term of fewer than eight years), it could prevent us from operating the affected station and generating revenue from it.

The FCC may impose sanctions or penalties for violations of rules or regulations.

If we or any of our officers, directors or significant shareholders materially violate the FCC's rules and regulations or are convicted of a felony or are found to have engaged in unlawful anticompetitive conduct or fraud upon another government agency, the FCC may, in response to a petition by a third party or on its own initiative, in its discretion, commence a proceeding to impose sanctions upon us that could involve the imposition of monetary penalties, the denial of a license renewal application, revocation of a broadcast license or other sanctions. If the FCC were to issue an order denying a license renewal application or revoking a license, we would be required to cease operating the broadcast station only after we had exhausted all administrative and judicial review without success. In addition, the FCC has recently emphasized more vigorous enforcement of certain of its regulations, including indecency standards, sponsorship identification requirements, the prohibition on "payola" and equal employment opportunity outreach and recordkeeping requirements. These enhanced enforcement efforts could result in increased costs associated with the adoption and implementation of stricter compliance procedures at our broadcast facilities or FCC fines.

We could experience delays in expanding our business due to antitrust laws.

The Federal Trade Commission, the United States Department of Justice and the FCC carefully review our proposed business acquisitions and dispositions under their respective regulatory authority, focusing on the effects on competition, the number and types of stations owned in a market and the effects on concentration of market revenue share. The Department of Justice has challenged proposed acquisitions of radio stations, particularly in instances where an existing licensee seeks to acquire additional radio stations in the same market, and could challenge proposed acquisitions of television stations on similar grounds. Some of these challenges ultimately resulted in consent decrees requiring, among other things, divestitures of certain stations. In general, the Department of Justice has more closely scrutinized radio station acquisitions that result in local market shares in excess of 40% of radio advertising revenue. Any delay, prohibition or modification required by regulatory authorities could adversely affect the terms of a proposed transaction or could require us to modify or abandon an otherwise attractive acquisition opportunity. The filing of petitions or complaints against us or any FCC licensee from which we acquire a station could result in the FCC delaying the grant of, refusing to grant, or imposing conditions on its consent to the assignment or transfer of control of licenses.

Regulatory changes may result in increased competition in our radio and television broadcasting business.

The radio and television broadcasting industry is subject to extensive and changing federal regulation. Among other things, the Communications Act of 1934, as amended, and FCC rules and policies require FCC approval for transfers of control and assignments of licenses, and limit the number and types of broadcast properties in a market in which any person or entity may have an attributable interest. Media ownership restrictions include a variety of limits on local ownership, such as a limit of one television station in medium and smaller markets and two stations in larger markets as long as one station is not a top-four rated station (known as the duopoly rule), a prohibition on ownership of a daily English-language newspaper and a television or radio station in the same market, and limits both on the ownership of radio stations, and on common ownership of radio stations and television stations, in the same local market. In December 2011, the FCC issued a Notice of Rulemaking proposing to modify the newspaper broadcast cross-ownership rule and to eliminate the radio television cross-ownership rule. We are unable to predict the outcome of this proceeding or of requests for review or appeals of any rule changes adopted by the FCC.

In addition, the 2004 Consolidated Appropriations Act prohibits any person or entity from having an attributable interest in broadcast television stations with an aggregate audience reach exceeding 39% of television households nationally. The increase in the national television viewership cap gave the largest television operators the ability to continue to hold or to acquire additional stations, which may give them a competitive advantage over us, since they have much greater financial and other resources than we have. In addition, the networks' ability to acquire additional stations could give them "leverage" over their affiliates on issues such as compensation, program clearance and program distribution other than through their affiliates, in part because of the risk that a network facing an uncooperative affiliate could acquire a station in the market and terminate its agreement with that affiliate.

Congress, the FCC or other federal agencies may in the future consider and adopt new laws, regulations and policies regarding a wide variety of matters that could, directly or indirectly, affect the operation, ownership and profitability of our television and radio stations and result in the loss of audience share and advertising revenue for our stations. Examples of such changes include:

- proposals to increase regulatory fees or to impose spectrum use or other fees on FCC licenses;
- proposals to restrict or prohibit the advertising of beer, wine and other alcoholic beverages;
- proposals to limit the tax deductibility of advertising expenses by advertisers;
- proposals to impose sales tax on advertising expense;
- proposals to revise the rules relating to political broadcasting;
- proposals to require broadcast stations to operate studios in the communities to which they are licensed, requiring construction of new studios, and to provide staffing on a 24 hour per day basis; and
- proposals to require radio broadcasters to pay royalties to musicians and record labels for the performance of music played on the stations.

The FCC's National Broadband Plan may result in a loss of spectrum for our stations and potentially adversely impact our ability to compete.

In March 2010, the FCC delivered its national Broadband Plan to Congress. The Plan reviews the nation's broadband infrastructure and recommends a number of initiatives designed to spur broadband deployment and use. In an effort to make available more spectrum for wireless broadband services, the Broadband Plan proposes to recapture and reallocate certain spectrum including 120 megahertz of broadcast spectrum, by incentivizing current private-sector spectrum holders to return some of their spectrum to the government by 2015 through such initiatives as voluntary spectrum auctions (with current licensees sharing in the auction proceeds) and "repacking" of channel assignments to increase efficient spectrum usage. If voluntary measures fail to provide the amount of spectrum the FCC considers necessary for wireless broadband deployment, the Broadband Plan proposes various mandates to reclaim spectrum, such as forced channel sharing. In November 2010, the FCC issued rulemakings containing proposals that would enable wireless providers to have equal access to broadcast spectrum that could be made available through spectrum auctions as well as proposals to enable TV stations to voluntary combine operations on a single TV channel. In February 2012 Congress passed legislation authorizing the FCC to conduct a reverse incentive auction in which licensees of television stations may voluntarily relinquish their spectrum usage rights in exchange for a portion of the proceeds received from new licensees who successfully bid in a forward auction for the right to use the repurposed spectrum. The statute also authorizes the FCC to repack the spectrum now used by television broadcasters, subject to certain limitations, including the obligation to make all reasonable efforts to preserve the coverage area and population served by a television station. However, the statute does not protect low power television stations such as KPSE-LP and KSAW-LD, which may be eliminated as part of the spectrum repacking process. In October 2012, the FCC released a Notice of Proposed Rulemaking that includes proposals for the conduct of the reverse and forward spectrum auctions and the spectrum repacking process. At this time we cannot predict the timing or outcome of implementation of the FCC's proposed spectrum auctions and repacking, or how they will affect our television stations.

The performance of our NBC affiliates may suffer due to the joint venture between Comcast Corporation and NBC Universal and Comcast's anticipated ownership of NBC Universal.

In January 2011, Comcast and General Electric Company ("GE"), the parent of NBC Universal ("NBCU") consummated a joint venture in which the programming assets of Comcast and NBCU were combined and Comcast acquired a controlling interest in NBCU. The FCC approved the joint venture in January 2011. In February 2013, Comcast announced that it intends to acquire GE's remaining interest in NBCU. Comcast's control and ultimate ownership of NBCU could impact our NBC-affiliated television stations. We currently have a network affiliation agreement with NBC Universal for three of our television stations and a retransmission consent agreement with Comcast for distribution of several of our television stations. Comcast's control and ownership of NBCU could reduce our ability to negotiate favorable terms under future network affiliation and cable carriage agreements. In addition, Comcast could provide popular NBC sports and entertainment programming on additional outlets including co-owned cable channels and the Internet. Comcast's ownership of NBCU may affect the economic incentives that currently form the basis of the network/affiliate relationship, and, over time, may result in the evolution of the network/affiliate relationship so that local affiliates become less important to the network. Although the FCC Order approving the 2011 joint venture included certain conditions, many of which were contained in private agreements between Comcast and the major-network affiliate associations, to mitigate these concerns, Comcast's ownership of NBCU could ultimately affect the profitability of our NBC affiliated stations.

The failure or destruction of satellites and transmitter facilities that we depend upon to distribute our programming could materially adversely affect our business and results of operation.

We use studios, satellite systems, transmitter facilities and the Internet to originate and/or distribute our station programs and network programs and commercials to affiliates. We rely on third-party contracts and services to operate our origination and distribution facilities. These third-party contracts and services include, but are not limited to, electrical power, satellite transponders, uplinks and downlinks and telecom circuits. Distribution may be disrupted due to one or more third parties losing their ability to provide particular services to us, which could adversely affect our distribution capabilities. A disruption can be caused as a result of any number of events such as local disasters (accidental or environmental), various acts of terrorism, power outages, major telecom connectivity failures or satellite failures. Our ability to distribute programming to station audience and/or network affiliates may be disrupted for an undetermined period of time until alternate facilities are engaged and put on-line. Furthermore, until third-party services resume, the inability to originate or distribute programming could have a material adverse effect on our business and results of operations.

Proposed legislation could require radio broadcasters to pay royalties to record labels and recording artists.

Legislation has been previously introduced in Congress that would require radio broadcasters to pay a royalty to record labels and performing artists for use of their recorded songs. Thus far, the legislation failed to pass but it may be reintroduced in the future. Currently, we pay royalties to song composers and publishers through Broadcast Music, Inc. ("BMI"), the American Society of Composers, Authors and Publishers ("ASCAP") and SESAC, Inc. ("SESAC"). The proposed legislation would add an additional layer of royalties to be paid directly to the record labels and artists. It is not currently known what proposed legislation, if any, will become law, whether industry groups will enter into an agreement with respect to fees, and what significance this royalty would have on our operations and financial results.

Changes relating to consumer information collection and use could adversely affect our ability to collect and use data, which could harm our business.

Public concern over methods of information gathering has led to the enactment of legislation in most jurisdictions that restricts the collection and use of consumer information. Our publishing business relies in part on telemarketing sales, which are affected by "do not call" legislation at both the federal and state levels. We also engage in e-mail marketing and the collection and use of consumer information in connection with our publishing and broadcasting businesses and our growing digital efforts. Further legislation, government regulations, industry regulations, the issuance of judicial interpretations or a change in customs relating to the collection, management, aggregation and use of consumer information could materially increase the cost of collecting that data, or limit our ability to provide information to our customers or otherwise utilize telemarketing or e-mail marketing or distribute our digital products across multiple platforms, and could adversely affect our results of operations.

Decreases in circulation may adversely affect our revenues, and circulation decreases may accelerate as we offer expanded digital content and digital subscriptions.

Advertising and circulation revenues are affected by the number of subscribers and single copy purchasers, readership levels and overall audience reach. Our daily newspaper, and the newspaper industry as a whole, is experiencing difficulty maintaining paid print circulation and related revenues. This is due to, among other factors, increased competition from new media products and sources other than traditional newspapers (often free to users), and shifting preferences among some consumers to receive all or a portion of their news other than from a newspaper. In addition, our expanded digital content and new digital subscriptions could negatively impact print circulation volumes if readers cancel subscriptions.

A prolonged decrease in net paid circulation copies could have a material effect on our revenues, particularly if we are not able to otherwise grow our readership levels and overall audience reach. To maintain our circulation base, we may incur additional costs, and we may not be able to recover these costs through circulation and advertising revenues.

Our publishing business may suffer if there is a significant increase in the cost of newsprint or a reduction in the availability of newsprint.

The basic raw material for newspapers and shoppers is newsprint. Our newsprint consumption related to our publications totaled $15.6 million in 2012, which was 9.5% of our total publishing revenue. In 2012, we purchased the majority of our newsprint requirements through a purchasing agent, which has the option to purchase newsprint from multiple suppliers. We may purchase additional newsprint in the spot market from other suppliers. Our inability to obtain an adequate supply of newsprint in the future or significant increases in newsprint costs could have a material adverse effect on our financial condition and results of operations.

If we are unable to respond to changes in technology and evolving industry standards and trends, our publishing operations may not be able to effectively compete.

The publishing industry is being challenged by the preferences of today's "on demand" culture, particularly among younger segments of the population. Some consumers prefer to receive all or a portion of their news in new media formats and from sources other than traditional newspapers. Information delivery and programming alternatives such as the Internet, various mobile devices, electronic readers, cable, direct satellite-to-home services, pay-per-view and home video and entertainment systems have fractionalized newspaper readership. New digital subscription offerings may not attract readers in sufficient numbers to generate significant revenues or offset losses in paid print circulation revenues. The shift in consumer behaviors has the potential to introduce new market competitors or change the means by which traditional newspaper advertisers can most efficiently and effectively reach their target audiences. We may not have the resources to acquire new technologies or to introduce new products or services that could compete with these evolving technologies.

Other Business Risks

Our business has been and may be in the future negatively affected by an impairment charge of goodwill, broadcast licenses or other intangible assets.

In 2012, due to declines in revenue share, declines in projected long-term market revenues, and a reduction in radio perpetuity growth rates, we recorded a pre-tax, non-cash impairment charge for broadcast licenses of $1.7 million. In 2011, due to a decline in projected long-term market revenues and an increase in discount rates, we recorded a pre-tax, non-cash impairment charge for broadcast licenses of $0.9 million. There was no impairment of our broadcast licenses in 2010 and there was no impairment of our goodwill in 2010, 2011 or 2012. As of December 30, 2012, we had a total of $318.1 million of goodwill, broadcast licenses and other intangible assets on our balance sheet, representing 50.8% of our total assets. The 2012 and 2011 impairment charges had, and any future non-cash impairment charge of goodwill, broadcast licenses or other intangible assets would have, an adverse effect on our financial condition and results of operations.

We may not be able to utilize deferred tax assets to offset future federal and state taxable income.

As of December 30, 2012, we had a total of $46.1 million of deferred tax assets on our balance sheet. We expect to realize the deferred tax assets to reduce our consolidated federal and state income tax liabilities over a period of time not to exceed 20 years. However, we may not be able to fully realize the deferred tax assets if our future federal and state taxable income and related income tax liability are insufficient to permit their use. In the future, we may be required to record a valuation allowance against the deferred tax assets if we believe we are unable to realize them, which would have an adverse effect on our financial condition and results of operations. In addition, if statutory tax rates are ever reduced, our overall deferred tax asset would be required to be revalued, which could also have an adverse effect on our financial condition and results of operation.

The economic environment or a return to volatility in US credit markets could affect our financing arrangements.

One or more of the lenders in our secured credit facility syndicate could be unable to fund future draws thereunder or take other positions adverse to us. In such an event, our liquidity could be severely constrained with an adverse impact on our ability to operate our businesses. In addition, our ability to meet our credit agreement's financial covenants may also be affected by events beyond our control, including a further deterioration of current economic and industry conditions, which could negatively affect our earnings. If it is determined we are not in compliance with these financial covenants, the lenders in our credit facility syndicate will be entitled to take certain actions, including acceleration of all amounts due under the facility. If the lenders take such action, we may be forced to amend the terms of the credit agreement, obtain a waiver or find alternative sources of capital. Obtaining new financing arrangements or amending our existing one may result in significantly higher fees and ongoing interest costs as compared to those in our current arrangement. If we are unable to obtain alternative sources of capital, it may be necessary to significantly restructure our business operations or sell assets, or, in the event of a prolonged and extensive economic decline, seek bankruptcy protection.

Our acquisition of WTVF-TV in Nashville was financed by borrowings under our amended and restated credit facility, which borrowings substantially increased our debt service obligations. As a result, we may have less cash flow available for business operations, we could become increasingly vulnerable to general adverse economic and industry conditions and interest rate trends, and our ability to obtain future financing may be limited.

We entered into an amendment and restatement to our then existing credit facility in December 2012 to provide for a secured term loan and revolving credit facility with aggregate commitments of $350 million to fund the purchase price for WTVF-TV in Nashville and for general corporate purposes. As of December 30, 2012, we had $230.1 million in borrowings under our amended and restated credit facility.

Our ability to make required payments of principal and interest on our debt will depend on future performance of our businesses, which, to a certain extent, is subject to general economic, financial, competitive and other factors that are beyond our control. In addition, our secured amended and restated credit facility contains financial and restrictive covenants that may limit our ability to, among other things, borrow additional funds or take advantage of business opportunities. Our failure to comply with such covenants could result in an event of default that, if not cured or waived, could result in the acceleration of all our indebtedness or otherwise have a material adverse effect on our financial position, results of operation and debt service capability.

Our increased level of debt and the financial and restrictive covenants contained in our secured amended and restated credit facility could have important consequences on our financial position and results of operations, including increasing our vulnerability to general adverse economic and industry conditions and detraction from our ability to successfully withstand a downturn in our markets or the economy generally; requiring us to dedicate a substantial portion of our cash flow from operations to required payments on debt; limiting our ability to obtain additional financing in the future; and making us vulnerable to increase in interest rates because debt under our secured amended and restated credit facility bears interest at variable rates.

Our growth strategy includes future acquisitions which involve inherent risk.

In order to increase our market presence and advertising reach, we may make strategic business acquisitions that we believe complement our businesses. Acquisitions have inherent risks which may have a material adverse effect on our business, financial condition, or results of operations, including, among other things: (1) failure to successfully integrate the purchased operations, technologies, products or services and maintain uniform standard controls, policies and procedures; (2) substantial unanticipated integration costs; (3) loss of key employees including those of the acquired business; (4) diversion of management's attention from other operations; (5) failure to retain the customers of the acquired business; (6) failure to achieve any projected synergies and performance targets; (7) additional debt and/or assumption of known or unknown liabilities; (8) potential dilutive issuances of equity securities; and (9) a write-off of goodwill, client lists, other intangibles and amortization of expenses. If we fail to successfully complete acquisitions or integrate acquired businesses, we may not achieve projected results and there may be a material adverse effect on our business, financial condition and results of operations.

We may be unable to successfully integrate the operations of acquired businesses and may not achieve the cost savings and increased revenues anticipated as a result of these acquisitions.

Achieving the anticipated benefits of acquisitions will depend in part upon our ability to integrate these businesses in an efficient and effective manner. The integration of companies, stations or operations that have previously operated independently may result in significant challenges; we may be unable to accomplish the integration smoothly or successfully. In particular, the coordination of geographically dispersed organizations with differences in corporate cultures and management philosophies may increase the difficulties of integration. The integration of acquired businesses may also require the dedication of significant management resources, which may temporarily distract management's attention from our day-to-day operations. In addition, the process of integrating operations may cause an interruption of, or loss of momentum in, the activities of one or more of our businesses and the loss of key personnel from our company or the acquired businesses. Further, employee uncertainty and lack of focus during the integration process may disrupt the businesses of our company or the acquired businesses. We may not be able to realize the benefits of anticipated integration of sales forces, asset rationalization and systems integration.

Sustained increases in costs of providing pension benefits may adversely affect our operations, financial condition and liquidity.

We have a funded, qualified defined benefit pension plan that covers certain employees and an unfunded, non-qualified pension plan for certain employees whose benefits under the qualified pension plan may be restricted due to limitations imposed by the Internal Revenue Service. Effective January 1, 2011, the benefit accruals under the qualified defined benefit pension plan and the unfunded, non-qualified pension plan were permanently frozen. Two significant elements in determining pension income or pension expense are the discount rate used in projecting benefit obligations and the expected return on plan assets. A lower discount rate driven by lower interest rates would increase our pension expense by increasing the calculated value of our liabilities. If our expected return on plan assets is not achieved, our pension expense and cash contributions to the pension plans would increase. As of the end of 2012, our pension plan remains underfunded. If the equity markets do not sufficiently recover or the discount rate does not increase or existing legislative relief is not enough, we will be obligated to make substantial contributions in future years to fund the deficiency. Current projections indicate we will need to contribute $68.2 million over the next 10 years, beginning in 2013. A significant increase in our obligation to make contributions to our pension plans would reduce the cash available for working capital, debt reduction and other corporate uses, and may have an adverse effect on our operations, financial condition and liquidity.

We depend on key personnel, and we may not be able to operate and grow our business effectively if we lose the services of any of our senior executive officers or are unable to attract qualified personnel in the future.

We are dependent upon the efforts of our senior executive officers. The success of our business is heavily dependent on our ability to retain our current management and to attract and retain qualified personnel in the future. Competition for senior management personnel is intense, and we may not be able to retain our personnel. We have not entered into employment agreements with our key personnel, other than with our Chairman and Chief Executive Officer, and these individuals may not continue in their present capacity with us for any particular period of time. We have, however, entered into change in control agreements with certain of our senior executives which provide, within two years after a change in control, severance payments and benefits to the executive if his or her employment is terminated without cause or the executive resigns for good reason. We do not have key man insurance for any of our executive officers or key personnel. The loss of any senior executive officer could require the remaining executive officers to divert immediate and substantial attention to seeking a replacement. Our inability to find a replacement for any departing executive officer on a timely basis could adversely affect our ability to operate and grow our business.

Our business may be negatively affected by work stoppages, slowdowns or strikes by our employees or regulatory changes.

As of December 30, 2012, we and our subsidiaries had approximately 1,800 full-time and 700 part-time employees compared to approximately 1,700 full-time and 800 part-time employees at December 25, 2011. Currently, there are 11 bargaining units representing approximately 600 (or approximately 22%) of our total number of employees. We have entered into various collective bargaining agreements with these bargaining units. Six of these agreements will expire within the next two years.

We cannot assure you the results of negotiations of future collective bargaining agreements or of negotiations related to reopening of collective bargaining agreements in order to reduce our labor costs or achieve other objectives will be negotiated without interruptions in our businesses. We cannot assure you that strikes will not occur in the future in connection with labor negotiations or otherwise. Any prolonged strike or work stoppage could have a material adverse effect on our financial condition and results of operations. We also cannot assure you the impact of future collective bargaining agreements will not have an adverse effect on our financial condition and results of operations.

We also are subject to a wide variety of employment laws and regulations. Future changes in applicable requirements or regulatory or judicial interpretations of these requirements could have a material adverse effect on our financial condition and results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our corporate headquarters are located in Milwaukee, Wisconsin. We believe all of our properties are well maintained, are in good conditions and suitable for present operations. There are no material encumbrances on any of our owned properties. Our equipment is secured by liens pursuant to our secured credit facility. The following are the principal properties operated by us and our subsidiaries and the approximate square footage as of December 30, 2012.

	Owned	Leased
Publishing		
Printing plants, newsrooms, offices and distribution centers located in:		
Milwaukee, WI [1]	500,000	5,000
West Milwaukee, WI [2]	479,000	-
Cedarburg, WI	17,000	-
Waukesha, WI	34,000	-
Sturtevant, WI [4]	-	10,000
Madison, WI	-	2,000
Menomonee Falls, WI	12,000	-
Waupaca, WI	73,000	-
Hartland, WI	13,000	4,000
Jefferson, WI	-	1,000
Mukwonago, WI		1,000
Wittenberg, WI	1,000	
Elkhorn, WI	-	4,000
West Bend, WI	-	6,000
Hartford, WI	7,000	-
New London, WI	6,000	-
Johnson Creek, WI	-	5,000
Muskego, WI	-	5,000
Washington, D.C.	-	4,000
Broadcasting		
Office, studios and transmitter and tower sites located in:		
Milwaukee, WI [3]	109,000	-
Green Bay, WI	22,000	2,000
Las Vegas, NV	33,000	-
Lansing, MI	2,000	11,000
Palm Springs, CA	19,000	1,000
Omaha, NE	62,000	-
Tucson, AZ	29,000	2,000
Knoxville, TN (5)	26,000	-
Boise, ID	28,000	1,000
Wichita, KS	23,000	6,000
Springfield, MO	2,000	14,000
Tulsa, OK	22,000	1,000
Fort Myers, FL	21,000	1,000
Mount Bigelow, AZ	2,000	-
Nashville, TN	50,000	9,000

(1) Includes our corporate headquarters and Journal Sentinel, Inc.'s business and editorial offices.

(2) Production facility housing printing, packaging, inserting, recycling, distribution and transportation operations of the *Milwaukee Journal Sentinel*.

(3) Includes our business operations' headquarters.

(4) 10,000 square feet leased to third party pursuant to lease expiring in August 2013.

(5) Includes 5,000 square feet leased to third party pursuant to lease expiring in September 2015.

ITEM 3. LEGAL PROCEEDINGS

We are subject to various legal actions, administrative proceedings and claims arising out of the ordinary course of business. We do not believe that any such unresolved legal actions and claims will materially adversely affect our consolidated results of operations, financial condition or cash flows.

Executive Officers of Registrant

The following table sets forth the names, ages and positions of our executive officers as of March 1, 2013.

Name	Title	Age
Steven J. Smith	Chairman of the Board and Chief Executive Officer	62
Andre J. Fernandez....	President and Chief Financial Officer	44
Elizabeth Brenner.....	Executive Vice President	58
Mary Hill Taibl	Senior Vice President, General Counsel, Secretary and Chief Compliance Officer	58
Jason R. Graham......	Vice President and Corporate Controller	40
Michael O'Brien......	Vice President	51
Royce A. Miles	Vice President	45
William M. Kaiser	Vice President	62
James P. Prather	Vice President	55
Karen O. Trickle......	Vice President and Treasurer	56
Steven H. Wexler	Vice President	52
Faith E. Perkins.......	Vice President	42

Steven J. Smith is Chairman of the Board and Chief Executive Officer. Mr. Smith was elected Chief Executive Officer in March 1998 and Chairman in December 1998. Mr. Smith was President from 1992 to 1998 and from 2010 to February 2012. He also added the title Chief Operating Officer in 1996. Mr. Smith has been a director since May 2003. Mr. Smith was a director of our predecessor company since 1987.

Andre J. Fernandez is President and Chief Financial Officer. Mr. Fernandez was elected President in February 2012, Executive Vice President in October 2008 and Chief Financial Officer in November 2008. Prior thereto, Mr. Fernandez held various financial leadership positions with the General Electric Company (GE) since 1997, and most recently served as Senior Vice President, Chief Financial Officer and Treasurer for Telemundo Communications Group, Inc., a U.S. Spanish-language television network and a wholly-owned division of NBC Universal.

Elizabeth Brenner is Executive Vice President. Ms. Brenner was elected Executive Vice President in December 2004. In addition, Ms. Brenner is Chief Operating Officer of our publishing businesses and has been President of Journal Sentinel, Inc. and Publisher of the *Milwaukee Journal Sentinel* since January 2005. Ms. Brenner was Publisher of *The News Tribune*, a Tacoma, Washington publication of the McClatchy Company, from 1998 to December 2004.

Mary Hill Taibl is Senior Vice President, General Counsel, Secretary and Chief Compliance Officer. Ms. Leahy was elected Senior Vice President and General Counsel in May 2003, Secretary in January 2008 and Chief Compliance Officer in April 2005. Prior thereto, she served as Vice President and General Counsel-Business Services since July 2001. Ms. Leahy was General Counsel Americas, GE Medical Systems, a developer and manufacturer of medical diagnostic equipment, from January 1999 to July 2001.

Jason R. Graham is Vice President and Controller. Mr. Graham was elected Vice President and Controller in June 2012. Prior thereto, Mr. Graham held various financial leadership positions with Brookdale Senior Living, Inc., a national owner and operator of senior living communities, since October 2006 where he most recently served as Vice President and Corporate Controller. Mr. Graham has also previously held financial leadership positions with KPMG LLP, GE Healthcare and APW Ltd and is a certified public accountant.

Michael O'Brien is Vice President. Mr. O'Brien was elected Vice President in May 2010. Prior thereto, he served as VP Information Systems at InfuScience, Inc., a privately held national home infusion provider, since April 2006. Mr. O'Brien was Director of IT for Jefferson Wells International, a wholly owned subsidiary of Manpower Inc., from January 2003 to April 2006, the North American Director of IT for Datex-Ohmeda, a manufacturer of anesthesia and critical care medical equipment, from September 2001 to January 2003, and the VP CIO at Alterra Healthcare, a national provider of assisted living services, from December 1998 to August 2001.

Royce A. Miles is Vice President. Mr. Miles was elected Vice President in April 2010. In addition, Mr. Miles has been Executive Vice President and General Manager of our publishing businesses since September 2010. Prior thereto, Mr. Miles held various other positions within Journal Sentinel, Inc. since October 1998.

William M. Kaiser is Vice President. Mr. Kaiser was elected Vice President in April 2010. In addition, Mr. Kaiser has been Senior Vice President of Journal Sentinel, Inc. and Editor of the *Milwaukee Journal Sentinel* since 1997. Prior thereto, he was Managing Editor of the *Milwaukee Journal Sentinel* and *Milwaukee Journal.*

James P. Prather is Vice President. Mr. Prather was elected Vice President in March 1999. In addition, Mr. Prather has been Executive Vice President, Television and Radio Operations of Journal Broadcast Group since April 2005 and President of News and Vice President and General Manager of KTNV-TV since August 2003. He was Senior Vice President and President of News, Journal Broadcast Group from August 2003 to April 2005. Mr. Prather was President-Television, Journal Broadcast Group from December 1998 to August 2003 and General Manager of WTMJ-TV from 1995 to August 2003.

Karen O. Trickle is Vice President and Treasurer. Ms. Trickle was elected Treasurer in December 1996 and Vice President in March 1999.

Steven H. Wexler is Vice President. Mr. Wexler was elected Vice President in May 2007. In addition, Mr. Wexler has been Executive Vice President of Journal Broadcast Group since January 2007. From 2005 to 2006, Mr. Wexler was Senior Vice President of Journal Broadcast Group and he held various other positions within Journal Broadcast Group from 1993 to 2004.

Faith E. Perkins was elected Vice President in August 2012. Prior thereto, Ms. Perkins various human resources leadership positions at Cox Media Group, a privately held media entity, since 2006, where she most recently served as regional vice president human resources. Ms. Perkins has also previously held positions as vice president of human resources for Susquehanna Pfaltzgraff Co., and also served in a human resources leadership capacity with Fidelity Investments and DNA Enterprises, and staffing manager at Fidelity Investments.

There are no family relationships between any of the executive officers. All of the officers are elected annually at the first meeting of the board of directors held after each Annual Meeting of Shareholders and hold office until their successors are elected and qualified. There is no arrangement or understanding between any executive officer and any other person pursuant to which he or she was elected as an officer.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUERPURCHASES OF EQUITY SECURITIES

We are authorized to issue 170 million shares of class A common stock; 120 million shares of class B common stock; and 10 million shares of preferred stock.

Class A shares are listed for trading on the New York Stock Exchange under the symbol "JRN." Class A shareholders are entitled to one vote per share.

Class B shares are primarily held by our current and former employees, our non-employee directors and members of the family of our former chairman Harry J. Grant and entities for the benefit of members of the family (which we collectively refer to as the "Grant family shareholders"). These shares are entitled to ten votes per share. Each class B share is convertible into one class A share at any time, but first must be offered for sale to other eligible purchasers through the offer procedures set forth in our amended and restated articles of incorporation. There is no public trading market for the class B shares, although shares can be offered for sale to eligible purchasers under our amended and restated articles of incorporation.

In August 2012, we repurchased all 3.3 million outstanding shares of class C common stock, including all rights associated with such shares of class C common stock, from the Grant family shareholders.

As of March 1, 2013, there were 111 record holders of Class A common stock and 1,640 holders of class B common stock. We have no outstanding shares of class C common stock or preferred stock.

The following table provides information about our repurchases of our class A and B common stock for the fourth quarter ended December 30, 2012:

Issuer Purchases of Equity Securities

	(a)	(b)	(c)	(d)
Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans Or Programs [1]	Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs [2]
September 24, 2012 to October 21, 2012	-	-	-	$ 37,353,739
October 22, 2012 to November 18, 2012	-	-	-	$ 37,353,739
November 19, 2012 to December 30, 2012 ...	18,392[3]	-	-	$ 37,353,739

(1) Represents shares of our class A common stock.
(2) In July 2011, our board of directors authorized a share repurchase program of up to $45.0 million of our outstanding class A common stock and/or class B common stock until the end of fiscal 2013.
(3) Represents 18,392 shares of class B common stock transferred from employees to us to satisfy tax withholding requirements in connection with the vesting of restricted stock under the 2007 Omnibus Incentive Plan.

The high and low sales prices of our class A common shares for the four quarters of 2012 and 2011 as reported on the New York Stock Exchange and the dividends declared per class A and class B common share for the four quarters of 2012 and 2011 were as follows:

	2012			2011		
	High	Low	Cash Dividend	High	Low	Cash Dividend
First Quarter	$ 5.70	$ 4.38	$ -	$ 6.18	$ 4.66	$ -
Second Quarter	5.70	3.94	-	6.06	4.61	-
Third Quarter	5.85	4.81	-	5.21	2.93	-
Fourth Quarter	5.77	5.00	-	4.70	2.71	-

Dividends

The declaration of future dividends is subject to the discretion of our board of directors in light of all relevant factors, including earnings, general business conditions, working capital requirements, capital spending needs, debt levels and contractual restrictions. Our board of directors reviews these factors at each quarterly board of directors meeting. Our secured credit facility contains restrictions on the payment of dividends, such that the aggregate amount of cash dividends paid and share repurchases does not exceed the greater of $30.0 million and such amount that the pro forma ratio is greater than 1.20 to 1.00 for the consecutive four quarter period preceding the quarter in which such cash payment is made. Pursuant to our amended and restated articles of incorporation, each class of common stock has equal rights with respect to cash dividends.

In April 2009, our board of directors suspended dividends on our class A and class B shares, and suspended the payment of the cumulative minimum unpaid and undeclared dividend on our formerly outstanding class C shares. Prior to the August 2012 repurchase of our class C shares, the accumulated minimum class C dividend of approximately $0.14 per share each quarter was required to be paid prior to the payment of any dividends on our class A and class B shares.

Stock Performance Information

The following information in this Item 5 of this Annual Report on Form 10-K is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C under the Securities Exchange Act of 1934 or to the liabilities of Section 18 of the Securities Exchange Act of 1934, and will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent we specifically incorporate it by reference into such a filings.

The following graph compares, on a cumulative basis, changes in the total return on our class A common stock with the total return on the Standard & Poor's 500 Stock Index and the total return on a peer group comprised of eight corporations that concentrate on newspapers and broadcast operations. Our peer group is comprised of Belo Corp., Gannett Company, Inc., Lee Enterprises, Inc., The McClatchy Company, The New York Times Company, The E. W. Scripps Company, Media General, Inc. and The Washington Post Company. This graph assumes the investment of $100.00 on December 31, 2007 and the reinvestment of any dividends since that date.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Journal Communications, Inc., the S&P 500 Index, and a Peer Group



$120
$100
$80
$60
$40
$20
$0
12/07
12/08
12/09
12/10
12/11
12/12

Journal Communications, Inc. — S&P 500 — Peer Group

	12/07	12/08	12/09	12/10	12/11	12/12
Journal Communications, Inc.	$ 100.00	$ 29.41	$ 47.94	$ 62.06	$ 56.22	$ 62.91
S&P 500 Index	100.00	63.00	79.67	91.67	93.61	108.59
Peer Group	100.00	31.98	54.73	54.19	46.15	54.83

ITEM 6. SELECTED FINANCIAL DATA

The following table presents our selected financial data. The selected financial data for the years ended December 30, 2012, December 25, 2011, and December 26, 2010 and as of December 30, 2012, and December 25, 2011, have been derived from our audited consolidated financial statements, including the notes thereto, appearing elsewhere in this Annual Report on Form 10-K. The selected financial data for the years ended December 27, 2009 and December 28, 2008 and as of December 26, 2010, December 27, 2009 and December 28, 2008, have been derived from our audited consolidated financial statements, including the notes thereto, not included in this Annual Report on Form 10-K. This table should be read together with our other financial information, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, including the notes thereto, appearing elsewhere in this Annual Report on Form 10-K.

	2012[1]	2011[2]	2010	2009[3]	2008[4]
	(dollars and shares in thousands, except for per share amounts)				
Statement of Operations Data					
Revenue	$400,042	$ 356,793	$376,759	$ 365,534	$ 451,713
Operating costs and expenses	338,369	316,132	323,735	335,763	402,247
Goodwill and broadcast license impairment	1,681	879	-	20,133	375,086
Operating earnings (loss)	59,992	39,782	53,024	9,638	(325,620)
Total other income and (expense)	(4,461)	(3,525)	(3,281)	(2,803)	(8,165)
Earnings (loss) from continuing operations before income taxes	55,531	36,257	49,743	6,835	(333,785)
Provision (benefit) for income taxes	22,206	14,412	19,065	1,927	(107,036)
Earnings (loss) from continuing operations	33,325	21,845	30,678	4,908	(226,749)
Gain (loss) from discontinued operations, net of taxes	-	341	3,703	(601)	2,346
Net earnings (loss)	$ 33,325	$ 22,186	$ 34,381	$ 4,307	$(224,403)
Diluted weighted average shares outstanding	50,091	51,088	50,789	50,400	51,917
Diluted - Class A and B common stock:					
Continuing operations	$ 0.61	$ 0.36	$ 0.52	$ 0.06	$ (4.40)
Discontinued operations	-	0.01	0.07	(0.01	0.04
Net earnings (loss)	$ 0.61	$ 0.37	$ 0.59	$ 0.05	$ (4.36)
Cash dividends:					
Minimum class C	$ 0.35[5]	$ 0.57[6]	$ 0.57[6]	$ 0.57[7]	$ 0.57
Class B	$ -	$ -	$ -	$ 0.02	$ 0.32
Class A	$ -	$ -	$ -	$ 0.02	$ 0.32
Segment Data					
Revenue:					
Broadcasting	$235,627	$ 186,080	$194,365	$ 171,491	$ 209,914
Publishing	164,947	170,976	182,799	194,196	241,972
Corporate eliminations	(532)	(263)	(405)	(153)	(173)
Total Revenue	$400,042	$ 356,793	$376,759	$ 365,534	$ 451,713
Operating earnings (loss):					
Broadcasting	$ 56,228	$ 31,001	$ 43,559	$ 3,068	$(319,610)
Publishing	11,622	15,901	18,222	13,796	2,322
Corporate eliminations	(7,858)	(7,120)	(8,757)	(7,226)	(8,322)
Total operating earnings (loss)	$ 59,992	$ 39,782	$ 53,024	$ 9,638	$(325,610)

	2012[1]	2011[2]	2010	2009[3]	2008[4]
	(dollars and shares in thousands, except for per share amounts)				
Other Financial Data					
Depreciation	$ 21,074	$ 21,764	$ 22,697	$ 23,894	$ 24,918
Amortization	$ 1,776	$ 1,567	$ 1,932	$ 1,975	$ 1,776
Capital expenditures	$ 12,736	$ 10,661	$ 9,391	$ 7,680	$ 20,805
Cash dividends	$ -	$ -	$ -	$ 1,476	$ 18,527
Cash Flow Data					
New cash provided by (used for):					
Operating activities	$ 77,662	$ 45,534	$ 71,819	$ 69,113	$ 69,534
Investing activities	$ (240,316)	$ (8,877)	$ 6,174	$ (11,639)	$ (46,043)
Financing activities	$ 162,666	$ (36,859)	$ (79,739)	$ (65,147)	$ (27,033)
Discontinued operations	$ -	$ 564	$ 433	$ 7,002	$ 1,326
Balance Sheet Data					
Property and equipment, net	$ 171,354	$ 168,200	$ 179,725	$ 195,649	$ 211,974
Intangible assets, net	$ 318,118	$ 111,617	$ 114,512	$ 115,836	$ 132,111
Total assets	$ 625,803	$ 417,725	$ 431,770	$ 473,187	$ 542,599
Total debt	$ 246,030	$ 41,305	$ 74,570	$ 151,375	$ 215,090
Total equity	$ 205,501	$ 206,188	$ 208,927	$ 171,075	$ 168,062

(1) On June 25, 2012, we completed the purchase of KHTT-FM and KBEZ-FM in Tulsa, Oklahoma. On October 22, 2012, we closed on the purchase of the remaining assets of WACY-TV in Appleton, Wisconsin. On December 3, 2012, we completed the sale of WKTI-AM in Knoxville, Tennessee. On December 3, 2012, we completed the sale of *Hodag Buyers' Guide*, *North Star Journal*, *Merrill Foto News*, *Wausau Buyers' Guide*, *Stevens Point Buyers' Guide*, *Wood County Buyers' Guide*, *Waupaca Buyers' Guide*, *Waupaca County Post East*, *Waupaca County Post West*, *Clintonville Shoppers' Guide*, *New London Buyers' Guide*, *Silent Sports*, *Waupacanow.com*, *Merrillfotonews.com*, *Starjournalnow.com*, *Silentsports.net*, *Wibuyersguide.com* and a single copy distribution network based in Rhinelander, WI. On December 6, 2012, we completed the acquisition of NewsChannel 5 Network, LLC in Nashville, Tennessee.

(2) In June 2011, we completed the sale of *Pelican Press* and *Pelican Press Marketplace* businesses, which operated in Sarasota, Florida. In August 2011, we completed the sale of the remaining Florida-based community newspapers and shoppers businesses, including *Florida Mariner*, *Clay Today*, *Clay County Leader*, *Ponte Vedra Recorder*, *St. Augustine Underground*, *First Coast Register* and *Car Connection*.

(3) On April 23, 2009, we completed the purchase of CW affiliate, KNIN-TV, in Boise, Idaho. On September 25, 2009, we completed the sale of KGEM-AM and KCID-AM in Boise, Idaho.

(4) On January 9, 2008, we completed the purchase of the *Iola Herald* and *Manawa Advocate* in Waupaca County, Wisconsin. On January 28, 2008, we completed the purchase of My Network affiliate KPSE-LP, Channel 50, in Palm Springs, California. On March 19, 2008, we completed the purchase of the *Clintonville Shopper's Guide* and the *Wittenberg Northerner Shopping News* in Waupaca County, Wisconsin. On July 22, 2008, we completed the purchase of CW Network affiliate, KWBA-TV, in Sierra Vista, Arizona. On October 6, 2008, we completed the purchase of Waupaca Publishing Company in Waupaca, Wisconsin.

(5) Dividends of $0.35 per share were accrued for 2012.

(6) Dividends of $0.57 per share were accrued for 2011 and 2010.

(7) The first quarter 2009 dividend of $0.142 per share was paid. Dividends of $0.428 per share were accrued but not paid for the remaining three quarters of 2009.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OFOPERATIONS

The following discussion of our financial condition and results of operations should be read together with our audited consolidated financial statements for the three years ended December 30, 2012, including the notes thereto, appearing elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements. See "Forward-Looking Statements" for a discussion of uncertainties, risks and assumptions associated with these statements.

Overview

Our business segments are based on the organizational structure used by management for making operating and investment decisions and for assessing performance. Our reportable business segments are: (i) broadcasting; (ii) publishing; and (iii) corporate. Our broadcasting segment, operating in 12 states, consists of 34 radio stations and 15 television stations. The television stations include WACY-TV in Appleton, Wisconsin that we purchased on October 22, 2012 and was previously operated under a local marketing agreement (LMA) and WTVF-TV in Nashville, Tennessee that we purchased on December 6, 2012. Results from our digital media assets are included in our broadcasting and publishing segments. Our publishing segment consists of the *Milwaukee Journal Sentinel*, which serves as the only major daily newspaper for the Milwaukee metropolitan area, and several community publications - primarily in southeastern Wisconsin - as well as print facilities in Milwaukee and Waupaca, Wisconsin. Our corporate segment consists of unallocated corporate expenses and revenue eliminations.

Revenue in the broadcast industry is derived primarily from the sale of advertising time to local, national, and political and issue advertisers, retransmission fees and, to a lesser extent, from barter, digital revenue and other revenue. Our television and radio stations are attracting new local advertisers through the creation of new local content and programs that combine television or radio with digital. Because television and radio broadcasters rely upon advertising revenue, they are subject to cyclical changes in the economy. The size of advertisers' budgets, which are affected by broad economic trends, affects the radio industry in general and the revenue of individual television stations in particular. Our broadcasting business continues to experience an uneven economic recovery across the markets in which we operate due to continued challenges in employment and the housing markets. Our broadcasting business also is affected by audience fragmentation as audiences have an increasing number of options to access news and other programming. Television advertising revenue and rates in even-numbered years typically benefit from political and issue advertising. As the demand for advertising increases on the limited available inventory, we have the opportunity to increase average unit rates we charge our customers. Even-numbered years also benefit from Olympics related advertising on our three NBC affiliates. The increased ratings during the Olympic time period, which fell during the third quarter of 2012, provided us the opportunity to sell advertising at premium rates.

Over the past several years, fundamentals in the newspaper industry have continued to deteriorate. Retail and classified run-of-press (ROP) advertising have decreased from historic levels due in part to department store consolidation, weakened employment, automotive and real estate economics and a migration of advertising to the Internet and other advertising forms. However, in the second half of 2012, the daily newspaper experienced year-over-year growth in retail ROP due to special programs and initiatives. Circulation declines and online competition have also negatively impacted newspaper industry revenues.

Revenue from our broadcasting businesses increased $49.5 million in 2012 compared to 2011. This was primarily due to a $31.6 million increase in political and issue advertising revenue, a $6.8 million increase in local advertising revenue, a $5.4 million increase in national advertising revenue, a $2.7 million increase in Olympic advertising revenue, a $2.3 million increase in retransmission revenue, and a $0.7 million increase in other revenue. The increase in national advertising revenue was driven by the political, media and automotive categories. The increase in local advertising revenue was driven by the automotive, political, and casino and gambling categories. Total expenses from our broadcasting business increased $24.3 million, or 15.7%, in 2012 compared to 2011, primarily due to an increase in employee-related costs, national sales representatives' commission expenses, acquisition and integration-related costs, expenses related to the new Green Bay Packers preseason network agreement and increases in network costs. Operating earnings from our broadcasting business increased $25.2 million in 2012 compared to 2011, primarily due to an increase in political and issue and Olympic advertising revenue, partially offset by an increase in operating expenses.

On December 6, 2012, Journal Broadcast Group, our broadcasting business, acquired 100% equity interests in NewsChannel 5 Network, LLC which owns the CBS-affiliate WTVF-TV, in Nashville, Tennessee. The total purchase price for the station was $220.0 million including a working capital adjustment of $5.0 million. On October 22, 2012, we completed the purchase of WACY-TV for $2.0 million. On June 25, 2012, we completed the asset purchase of KHTT-FM and KBEX-FM in Tulsa, Oklahoma for $11.7 million.

In December 2012, Journal Community Publishing Group, Inc., our community newspapers and shoppers business, completed the sale of the majority of our northern Wisconsin publications. Net proceeds were $1.2 million plus a note receivable of $0.8 million, and we recorded a pre-tax loss on the sale, net of transaction expenses, of $0.3 million. The divestitures allow us to focus our efforts on operating the only major daily newspaper for the Milwaukee metropolitan area, our community publications - primarily in southeastern Wisconsin - as well as print facilities in Milwaukee and Waupaca, Wisconsin.

In 2012, our publishing businesses continued to be impacted by the uneven economic recovery and the secular and cyclical influences affecting the newspaper industry. We have seen advertisers reduce their spending in many advertising categories. Retail advertising revenue decreased $3.8 million in 2012 compared to 2011, primarily due to a decrease in preprint advertising at the daily newspaper from the department store, telecommunications, and building categories and the sale of the Florida-based community newspapers and shoppers in 2011, partially offset by the increase in retail ROP from special programs and initiatives. The sale of the Florida-based community newspapers and shoppers accounted for $2.8 million of the year-over-year decline. Classified advertising revenue also decreased in 2012 by $3.5 million compared to 2011. The largest declines were in the automotive and employment categories at the daily newspaper, combined with $0.3 million year-over-year decline from the sale of the Florida-based community newspapers and shoppers in 2011. Publishing digital advertising revenue of $12.6 million increased 9.8%, primarily due to increases in retail sponsorships and other revenue; partially offset by declines in classified advertising revenue. National advertising revenue decreased $1.2 million in 2012 due to a decrease in ROP and preprint advertising in the furniture and business services categories. In the first quarter of 2012, the *Milwaukee Journal Sentinel* introduced a digital subscription program, or "paywall," on our jsonline.com website. Integrated into the launch of the "JS Everywhere" subscription was a price increase to our home delivery subscribers, who gain full access to all digital products, including the new iPad app, mobile phone app and jsonline.com with their subscription fee. This contributed to a circulation revenue increase of $1.3 million in 2012 compared to 2011. At our daily newspaper, commercial delivery revenue decreased in 2012 by $0.1 million compared to 2011. Commercial printing revenue at our daily newspaper increased $0.9 million in 2012 compared to 2011, driven by increased volume and one large new customer. Total expenses at our publishing businesses decreased $1.8 million in 2012 compared to 2011, primarily due to expense savings from previous workforce reduction charges. Operating earnings at our publishing businesses decreased $4.3 million in 2012 compared to 2011. The decrease in operating earnings was primarily due to the impact of decreased advertising revenue, combined with a $0.6 million year-over-year decline from the sale of the Florida-based community newspapers and shoppers in the second and third quarter of 2011 and rising costs relating to workers' compensation and pension.

Advertising revenue at our broadcasting and publishing businesses reflects continued cautious behavior of both our customers and consumers. While we are seeing some improvement in advertising spending at our broadcasting business, persistent high unemployment, lack of strong economic growth and continued economic uncertainty temper our optimism. Revenue levels in our broadcasting business will continue to be affected by increased competition for audiences. We do not expect that revenues at our daily newspaper will return to revenue levels reported in 2012 or prior years given the secular changes affecting the newspaper industry.

We continue to seek in-market growth opportunities in traditional or digital media, make capital investments in our businesses which we expect to positively impact revenue, and continue to look for new acquisition opportunities within broadcast. Our acquisition strategy will hinge upon our ability to identify strategic candidates, negotiate definitive agreements on acceptable terms and, as necessary, secure additional financing. The purchases of the two radio stations in Tulsa, Oklahoma, the Nashville CBS affiliate WTVF-TV NewsChannel 5, and the remaining assets of WACY-TV in Green Bay, Wisconsin are consistent with one of our strategic goals of creating additional broadcast scale in new and existing markets.

Annual Broadcast License Impairment Tests

Our annual impairment test on broadcast licenses was performed at individual television and radio stations as of September 24, 2012. The impairment tests indicated two of our television broadcast licenses and two of our radio broadcast licenses were impaired due to declines in revenue share, declines in projected long-term market revenues, and a reduction in radio perpetuity growth rates. The changes in the discount rate used for our broadcast licenses are primarily driven by changes in the expected return on the public equity of comparable companies in the television and media sector and the average cost of capital. In accordance with the Financial Accounting Standards Board's (FASB) guidance for goodwill and intangible assets, our broadcast licenses were written down to their estimated fair value of $79.9 million (excludes the broadcast license acquired in December 2012 with the acquisition of NewsChannel 5 Network, LLC), resulting in a $1.0 million non-cash impairment charge for television and a $0.7 million non-cash impairment charge for radio in the fourth quarter of 2012.

For broadcast licenses at individual television and radio stations, we used the Greenfield Method, an income approach commonly used in the broadcast sector, to estimate fair value. This approach assumes the start up of a new station by an independent market participant, and incorporates assumptions that are based on past experience and judgments about future market performance. These variables include, but are not limited to: the forecasted growth rate of each market (including market population, household income and retail sales), estimated market share, profit margins and operating cash flows of an independent station within a market, estimated capital expenditures and start up costs, risk-adjusted discount rate, likely media competition within the market and expected growth rates into perpetuity to estimate terminal values. Adverse changes in significant assumptions such as an increase in discount rates, or a decrease in projected market revenues, market share or operating cash flows could result in additional non-cash impairment charges on our broadcast licenses in future periods, which could have a material impact on our financial condition and results of operations.

We based the valuation of broadcast licenses on our internal projections and industry-based assumptions:

	September 24, 2012	September 26, 2011	September 27, 2010	September 28, 2009
Television				
Discount rate	11.5%	11.8%	10.7%	13.2%
Tax rate	39.0	39.0	39.0	39.0
Long-term growth rate....	2.5	2.5	3.0	3.0
Radio				
Discount rate	10.5%	10.4%	10.4%	10.5%
Tax rate	39.0	39.0	39.0	39.0
Long-term growth rate....	2.0	2.5	2.5	2.5

As of December 30, 2012, if we were to increase the discount rates by 100.0 basis points and by 200.0 basis points, it would result in impairment charges of $0.7 million and $1.9 million, respectively. If we were to decrease the long-term growth rates by 50.0 basis points and by 100.0 basis points, it would result in impairment charges of $0.3 million and $1.1 million, respectively.

Interim and Annual Goodwill Impairment Tests

Our annual impairment tests on goodwill associated with our broadcasting reporting unit and our community newspaper and shoppers reporting unit as of September 24, 2012, the first day of our fiscal fourth quarter, indicated there was no impairment of our goodwill.

For purposes of testing the carrying values of goodwill related to our broadcasting reporting unit, we determine fair value by using an income and a market valuation approach. The income approach uses expected cash flows of the reporting unit. The cash flows are discounted for risk and time value. In addition, the present value of the projected residual value is estimated and added to the present value of the cash flows. The market approach is based on price multiples of publicly traded stocks of comparable companies to estimate fair value. We assign a greater weight to the income approach as the market approach is deemed less reliable due to the differences in entity size and business model between our broadcasting reporting unit and the comparable companies selected. We base our fair value estimates, in large measure, on projected financial information which we believe to be reasonable. However, actual future results may differ from those projections, and those differences may be material. The valuation methodology used to estimate the fair value of our reporting unit requires inputs and assumptions (i.e., market growth, operating cash flow margins and discount rates) that reflect current market conditions as well as management judgment.

We based the valuation of goodwill related to our broadcasting reporting unit on our internal projections and industry-based assumptions:

	September 24, 2012	September 26, 2011	September 27, 2010
Television			
Discount rate	10.5%	10.8%	9.7%
Tax rate	39.0	39.0	39.0
Long-term growth rate	2.5	2.5	3.0
Radio			
Discount rate	9.0%	11.0%	9.4%
Tax rate	39.0	39.0	39.0
Long-term growth rate	2.0	2.5	2.5

As of December 30, 2012, if we were to increase the discount rates by 200.0 basis points or decrease the long term growth rates by 100.0 basis points, step two of the goodwill impairment test would not be triggered.

For purposes of testing the carrying value of goodwill related to our community newspaper and shoppers reporting unit, we determine fair value using an income and a market valuation approach. The income approach uses expected cash flows of the reporting unit. The cash flows are discounted for risk and time value. In addition, the present value of the projected residual value is estimated and added to the present value of the cash flows. The market approach is based on price multiples of publicly traded stocks of comparable companies to estimate fair value. Each approach estimated a fair value exceeding carrying value. We assign a greater weight to the income approach as the market approach is deemed less reliable due to the differences in entity size and business model between our community newspapers and shoppers reporting unit and the comparable companies selected. We base our fair value estimates on various assumptions about our projected operating results, including continuing declines in publishing revenues as well as an expectation that we will achieve cash flow benefits from our continuing cost cutting measures. The valuation methodology used to estimate the fair value of our reporting unit requires inputs and assumptions (i.e., market growth, operating cash flow margins and discount rates) that reflect current market conditions as well as management judgment. These assumptions may change due to changes in market conditions and such changes may result in an impairment of our goodwill.

We based the valuation of goodwill related to our community newspapers and shoppers reporting unit on our internal projections and industry-based assumptions:

	September 24, 2012	September 26, 2011	September 27, 2010
Discount rate	12.0%	13.5%	13.5%
Tax rate	39.0	39.0	39.0
Long-term growth rate	(1.5)	-	-

As of December 30, 2012, if we were to increase the discount rates by 200.0 basis points or decrease the long-term growth rates by 100.0 basis points, step two of the goodwill impairment test would not be triggered.

Results of Operations

2012 (53 weeks) Compared to 2011 (52 weeks)

The 2012 results include the operations of a television station whose assets were acquired on December 6, 2012. Also, 2012 contained 53 weeks compared to 52 weeks in 2011. Although it is difficult to precisely quantify the impact of the additional week, we estimate the revenue impact to be $6.0 million and the operating earnings impact to be $1.2 million.

Our consolidated revenue in 2012 was $400.0 million, an increase of $43.2 million, or 12.1%, compared to $356.8 million in 2011. Our consolidated operating costs and expenses in 2012 were $208.3 million, an increase of $6.7 million, or 3.3%, compared to $201.6 million in 2011. Our consolidated selling and administrative expenses in 2012 were $130.0 million, an increase of $15.5 million, or 13.6%, compared to $114.5 million in 2011. We recorded a $1.7 million non-cash broadcast license impairment charge in 2012 and a $0.9 million non-cash broadcast license impairment charge in 2011.

The following table presents our total revenue by segment, total operating costs and expenses, selling and administrative expenses, broadcast license impairment and total operating earnings as a percent of total revenue for 2012 and 2011:

	2012	Percent of Total Revenue	2011	Percent of Total Revenue
		(dollars in millions)		
Revenue:				
Broadcasting	$ 235.6	58.9%	$ 186.1	52.2%
Publishing	164.9	41.2	171.0	47.9
Corporate eliminations	(0.5)	(0.1)	(0.3)	(0.1)
Total revenue	400.0	100.0	356.8	100.0
Total operating costs and expenses	208.3	52.1	201.6	56.5
Selling and administrative expense	130.0	32.5	114.5	32.1
Broadcast license impairment	1.7	0.4	0.9	0.3
Total operating costs and expenses and selling and administrative expenses	340.0	85.0	317.0	88.9
Total operating earnings	**$ 60.0**	**15.0%**	**$ 39.8**	**11.1%**

At our broadcasting businesses, advertising revenue increased in 2012 compared to 2011 primarily due to a $31.6 million increase in political and issue advertising revenue, a $6.8 million increase in local advertising revenue, a $5.4 million increase in national advertising revenue, a $2.7 million increase in Olympic advertising revenue, a $2.3 million increase in retransmission revenue, and a $0.7 million increase in other revenue. Automotive advertising increased $6.8 million in 2012 compared to 2011.

Our publishing businesses experienced a 5.2% decrease in retail advertising revenue in 2012 compared to 2011. The retail advertising revenue decrease was a result of decreases in the department store, telecommunications, and building categories and as a result of the sale of the Florida-based community newspapers and shoppers in 2011, partially offset by the increase in retail ROP from special programs and initiatives. Classified advertising revenue decreased 17.2% in 2012 compared to 2011 primarily due to decreases in the automotive and employment categories, combined with the year-over-year decline from the sale of the Florida-based community newspapers and shoppers in 2011. Partially offsetting these revenue decreases was a 2.7% increase in circulation revenue and a 9.8% increase in commercial printing at our daily newspaper in 2012 compared to 2011. Circulation revenue increased $1.3 million in 2012 compared to 2011. At our daily newspaper, commercial delivery revenue decreased in 2012 by $0.1 million compared to 2011. Commercial printing revenue at our daily newspapers increased $0.9 million in 2012 compared to 2011, driven by increased volume and one large new customer.

The increase in total operating costs and expenses in 2012 compared to 2011 was primarily due to increases in employee-related expenses and network affiliation fees, partially offset by a decrease in newsprint and paper costs. The increase in selling and administrative expenses was primarily due to employee-related expenses, acquisition and integration-related costs, impairment of broadcast licenses, impairment of long-lived assets and workforce reduction charges primarily in our publishing group.

Our consolidated operating earnings were $60.0 million in 2012, an increase of $20.2 million, or 50.8%, compared to $39.8 million in 2011. The following table presents our operating earnings (loss) by segment for 2012 and 2011:

	2012	2011
	(dollars in millions)	
Broadcasting	$ 56.2	$ 31.0
Publishing	11.6	15.9
Corporate	(7.8)	(7.1)
Total operating earnings	$ 60.0	$ 39.8

The increase in total operating earnings was primarily due to the increase in revenue at our broadcasting business, partially offset by the decrease in revenue at our publishing business, an increase in operating costs and expenses and selling and administrative expenses, and an increase in non-cash broadcast license impairment charges.

EBITDA in 2012 was $82.9 million, an increase of $19.5 million, or 30.6%, compared to $63.4 million in 2011. We define EBITDA as net earnings excluding provision for income taxes, total other expense, net (which is comprised of interest income and expense), depreciation and amortization. Management primarily uses EBITDA, among other things, to evaluate our operating performance compared to our operating plans and/or prior years and to value prospective acquisitions. We believe the presentation of this measure is relevant and useful for investors because it allows investors to view performance in a manner similar to the method used by management, helps to improve their ability to understand our operating performance and makes it easier to compare our results with other companies that have different financing and capital structures or tax rates. EBITDA is also a primary measure used externally by our investors and our peers in our industry for purposes of valuation and comparing our operating performance to other companies in the industry. EBITDA is not a measure of performance or liquidity calculated in accordance with accounting principles generally accepted in the United States. EBITDA should not be considered in isolation of, or as a substitute for, net earnings as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. EBITDA, as we calculate it, may not be comparable to EBITDA measures reported by other companies.

The following table presents a reconciliation of our consolidated net earnings to EBITDA for 2012 and 2011:

	2012	2011
	(dollars in millions)	
Net earnings[1]	$ 33.3	$ 22.1
Provision for income taxes	22.2	14.4
Total other expense, net	4.5	3.5
Depreciation	21.1	21.8
Amortization	1.8	1.6
EBITDA	$ 82.9	$ 63.4

(1) Included in net earnings for 2012 are pre-tax charges for impairment of long-lived assets, impairment of intangible assets, acquisition and integration related costs, and workforce reduction charges of $0.5 million, $1.7 million, $3.1 million, and $1.7 million, respectively. Included in net earnings 2011 are pre-tax charges of for impairment of intangible assets and workforce reductions charges of $0.9 million and $1.7 million, respectively, and $0.6 million pre-tax operating earnings related to the sold Florida-based community newspapers and shoppers.

The increase in our EBITDA was consistent with the increase in our operating earnings for the reasons described above.

Broadcasting

Revenue from broadcasting in 2012 was $235.6 million, an increase of $49.5 million, or 26.6%, compared to $186.1 million in 2011. Operating earnings from broadcasting in 2012 were $56.2 million, an increase of $25.2 million, or 81.4%, compared to $31.0 million in 2011. We recorded a $1.7 million non-cash broadcast license impairment charge in 2012 and a $0.9 million non-cash broadcast license impairment charge in 2011.

The following table presents our broadcasting revenue and operating earnings for 2012 and 2011:

	2012			2011			Percent
	Television	Radio	Total	Television	Radio	Total	Change
			(dollars in millions)				
Revenue	**$ 159.4**	**$ 76.2**	**$ 235.6**	**$ 115.7**	**$ 70.4**	**$ 186.1**	**26.6%**
Operating earnings	**$ 42.3**	**$ 13.9**	**$ 56.2**	**$ 15.9**	**$ 15.1**	**$ 31.0**	**81.4%**

Revenue from our television stations in 2012 was $159.4 million, an increase of $43.7 million, or 37.7%, compared to $115.7 million in 2011. We experienced revenue increases in all of our nine existing television markets. Compared to 2011, political and issue advertising revenue increased $30.7 million, or 750.7%; and national advertising revenue increased $5.0 million, or 22.3%; retransmission revenue increased $2.3 million, or 27.4%; local advertising revenue increased $2.2 million, or 2.8%; other revenue increased $0.8 million, or 42.8%; and Olympic revenue increased $2.7 million. Political and issue advertising revenue increased in 2012 compared to 2011 primarily due to the political activity in Wisconsin and Nevada. Television advertising revenue and rates in even-numbered years typically benefit from political and issue advertising because there tends to be more pressure on available inventory as the demand for advertising increases and we have the opportunity to increase the average unit rates we charge our customers.

Our television stations experienced revenue increases in a number of categories, specifically political, automotive, media and financial, partially offset by decreases in the home products, supermarkets and communications retail categories. Automotive advertising revenue represented 15.9% of television advertising revenue in 2012 compared to 17.4% in 2011. Automotive advertising revenue was $25.4 million in 2012, an increase of $5.3 million, or 26.2%, compared to $20.1 million in 2011. Our television stations are working to grow their local customer base by creating new local content and programs that combine television with digital platforms. Digital revenue was $2.2 million in 2012 compared to $1.9 million in 2011. Digital revenue is reported in local advertising revenue.

Operating earnings from our television stations in 2012 were $42.3 million, an increase of $26.4 million, or 165.0%, compared to $15.9 million in 2011. The increase in operating earnings was primarily due to the impact from the increase in advertising revenue. Total television expenses in 2012 increased $17.3 million, or 17.4%, compared to 2011 primarily due to an increase in employee-related expenses, sales commissions, network programming expenses, acquisition and integration-related costs, and expenses related to the new Green Bay Packers preseason network agreement. Throughout 2012, we selectively added back expense to invest in our employees, programming, and promotion of our products.

Revenue from our radio stations in 2012 was $76.2 million, an increase of $5.8 million, or 8.4%, compared to $70.4 million in 2011. We experienced revenue increases in seven of our eight radio markets. Compared to 2011, local advertising revenue increased $4.5 million, or 7.6%; political and issue advertising revenue increased $0.9 million, or 116.3%; and national advertising revenue increased $0.4 million, or 6.4%.

Our radio stations experienced revenue increases in a number of categories, specifically automotive, political, casino and gambling, retail and entertainment, partially offset by decreases in the medical, media, building and hardware, and communications categories. Automotive advertising represented 15.3% of radio advertising revenue in 2012 compared to 14.4% in 2011. Automotive advertising revenue was $11.6 million in 2012, an increase of $1.5 million, or 14.8%, compared to $10.1 million in 2011. Our radio stations are working to grow their local customer base by creating new local content and programs that combine radio with digital platforms. Digital revenue was $2.2 million in 2012 compared to $1.8 million in 2011. Digital revenue is reported in local advertising revenue.

Operating earnings from our radio stations in 2012 were $13.9 million, a decrease of $1.2 million, or 7.3%, compared to $15.1 million in 2011. The decrease in operating earnings was primarily due to an increase in total expenses. Total radio expenses increased $7.0 million, or 12.6%, in 2012 compared to 2011 primarily due to increases in employee-related expenses, impairment of broadcast licenses, impairment of long-lived assets, and acquisition and integration-related expenses, partially offset by credits related to our radio music license fees. Throughout 2012, we selectively added back expense to invest in our employees, programming, and promotion of our products.

Publishing

Revenue from publishing in 2012 was $164.9 million, a decrease of $6.1 million, or 3.5%, compared to $171.0 million in 2011. Operating earnings from publishing were $11.6 million in 2012, a decrease of $4.3 million, or 26.9%, compared to $15.9 million in 2011.

The following table presents our publishing revenue by category and operating earnings for 2012 and 2011:

	2012			2011			
	Daily Newspaper	Community Newspapers & Shoppers	Total	Daily Newspaper	Community Newspapers & Shoppers	Total	Percent Change
	(dollars in millions)						
Advertising revenue:							
Retail	$ 56.6	$ 13.5	$ 70.1	$ 56.7	$ 17.2	$ 73.9	(5.2)%
Classified	14.0	2.7	16.7	16.8	3.4	20.2	(17.2)
National	3.3	-	3.3	4.5	-	4.5	(25.5)
Direct Marketing	0.1	-	0.1	0.1	-	0.1	(56.0)
Total advertising revenue	74.0	16.2	90.2	78.1	20.6	98.7	(8.7)
Circulation revenue	51.2	1.8	53.0	49.9	1.8	51.7	2.7
Other revenue	18.3	3.4	21.7	17.4	3.2	20.6	5.5
Total revenue	**$ 143.5**	**$ 21.4**	**$ 164.9**	**$ 145.4**	**$ 25.6**	**$ 171.0**	**(3.5)%**
Operating earnings	**$ 11.0**	**$ 0.6**	**$ 11.6**	**$ 14.3**	**$ 1.6**	**$ 15.9**	**(26.9)%**

Advertising revenue accounted for 54.7% of total publishing revenue in 2012 compared to 57.7% in 2011. The ongoing secular changes in the newspaper industry and the current economic environment have caused advertisers to decrease their advertising spending across most of our advertising revenue categories. In addition, due to the changing mix of revenue categories, changes in frequency and placement of advertising in the newspaper and planned advertising rate decreases in order to increase volume, we continued to see decreases in the average rate per inch of advertising in 2012.

Retail advertising revenue in 2012 was $70.1 million, a decrease of $3.8 million, or 5.2%, compared to $73.9 million in 2011. The $0.1 million decrease in retail advertising revenue at our daily newspaper was primarily due to a decrease in preprint advertising at the daily newspaper from the department store, telecommunications, and building categories, partially offset by the increase in digital retail. We continue to believe consumers are still cautious in regards to spending discretionary income and advertisers are still decreasing their spending in traditional print products, including our daily newspaper. These trends persisted in our community newspapers and shoppers business. The $3.7 million decrease in retail advertising revenue at our community newspapers and shoppers business was primarily due to revenue decreases as a result of the sale of the Florida-based publications in 2011 and, to a lesser extent, the sale of our northern Wisconsin community newspapers and shoppers publications in the fourth quarter of 2012. The sale of the Florida-based community newspapers and shoppers accounted for $2.8 million of the year-over-year decline.

Classified advertising is generally the most sensitive to economic cycles because it is driven by the demand of employment, automotive sales and real estate transactions. As a result of the ongoing secular trend of classified advertising transitioning to the Internet and the current economic environment, our publishing businesses experienced a decrease in ROP classified advertising revenue in 2012 compared to 2011. Classified advertising revenue in 2012 was $16.7 million, a decrease of $3.5 million, or 17.2%, compared to $20.2 million in 2011. At our daily newspaper, classified advertising revenue decreased $2.8 million, or 16.5%, in 2012 compared to 2011. The revenue decreases were led by the employment and automotive categories, which in the aggregate decreased $2.2 million, or 25.8%. At our community newspapers and shoppers business, classified advertising revenue decreased $0.7 million, or 20.8%, in 2012 compared to 2011 primarily due to continued softness in the classified categories and decreases as a result of the sale of the Florida-based community newspapers and shoppers businesses in the second and third quarters of 2011, and, to a lesser extent, the sale of our northern Wisconsin community newspapers and shoppers publications in the fourth quarter of 2012.

The total decrease in retail and classified automotive advertising revenue at our daily newspaper in 2012 was $0.6 million, or 13.5%, compared to 2011 primarily due to a decrease in classified ROP advertising revenue, partially offset by an increase in retail ROP advertising revenue.

Total retail and classified digital advertising revenue at our daily newspaper was $12.3 million in 2012, an increase of $1.0 million, or 9.3%, compared to $11.3 million in 2012. Digital retail advertising revenue increased 26.1% compared to 2011 due to increases in sponsorships and other digital revenue. Digital classified advertising revenue decreased 17.7% compared to 2011 due to decreases in classified upsells and packages sold. Digital advertising revenue is reported in the retail and classified advertising revenue categories.

National advertising revenue was $3.3 million in 2012, a decrease of $1.2 million, or 25.5%, compared to $4.5 million in 2011. The decrease was primarily due to a decrease in ROP and preprint advertising in the furniture and business services categories.

Circulation revenue accounted for 32.2% of total publishing revenue in 2012 compared to 30.2% in 2011. Circulation revenue was $53.0 million in 2012, an increase of $1.3 million, or 2.7%, compared to $51.7 million in 2011. At our daily newspaper, circulation revenue increased $1.3 million, or 2.7%, primarily due to a price increase implemented with our "JS Everywhere" subscription program, partially offset by comparisons to 2011 when the Green Bay Packers were in the Super Bowl and we experienced increased single copy sales. The new JS Everywhere program provides newspaper and digital subscribers access to the new iPad app, mobile phone app and access to jsonline.com. At our community newspapers and shoppers business, circulation revenue remained consistent at $1.8 million in 2012 and 2011.

Other revenue, which consists of revenue from commercial printing, commercial distribution and promotional revenue at our daily newspaper and commercial printing at the printing plant of our community newspapers and shoppers, accounted for 13.2% of total publishing revenue in 2012 compared to 12.1% in 2011. Other revenue was $21.7 million in 2012, an increase of $1.1 million, or 5.5%, compared to $20.6 million in 2011. The $0.9 million increase at our daily newspaper was primarily due to an increase in commercial printing revenue driven by increased volume and one large new customer. At our community newspapers and shoppers business, other revenue was $3.4 million in 2012, an increase of $0.2 million, or 7.0%, compared to $3.2 million in 2011.

Publishing operating earnings in 2012 were $11.6 million, a decrease of $4.3 million, or 26.9%, compared to $15.9 million in 2011. The decrease in operating earnings was primarily due to the impact of the decrease in advertising revenue. In an effort to partially offset the impact of the decrease in advertising revenue, our publishing businesses continue to reduce their expense platforms. Total expenses decreased $1.8 million, or 1.1%, in 2012 compared to 2011, primarily due to a decrease in employee related costs and a decrease in costs due to revenue declines. Total newsprint and paper costs for our publishing businesses in 2012 were $16.9 million, an increase of $0.1 million, or 0.6%, compared to $16.8 million in 2011 due to a 0.4% increase in average newsprint pricing per metric ton, partially offset by a 0.2% decrease in newsprint consumption.

Corporate

The corporate segment reflects the unallocated costs of our corporate executive management, as well as expenses related to corporate governance. Revenue and expense eliminations were $0.5 million in 2012 compared to $0.3 million in 2011. The unallocated expenses were $7.8 million in 2012, an increase of $0.7 million compared to $7.1 million in 2011. The increase was primarily due to an increase in our executive incentive compensation expense.

Other Income and Expense and Taxes

Interest income was minimal in 2012 and 2011. Interest expense was $4.5 million in 2012 compared to $3.6 million in 2011. The increase in interest expense was due to the interest on the unsecured promissory notes issued during the third quarter of 2012 in connection with our repurchase of all outstanding class C shares, and the increase in long-term notes payable to banks resulting from our acquisition of WTVF-TV in Nashville.

Amortization of deferred financing costs, which is reported in interest expense, was $1.8 million in 2012, an increase of $0.7 million, compared to $1.1 million in 2011.

Our effective tax rate was 40.0% in 2012 compared to 39.8% in 2011.

Discontinued Operations

There were no discontinued operations during 2012. Earnings from discontinued operations, net of income tax expense of $0.2 million, were $0.3 million in 2011.

During 2005, Multi-Color Corporation (Multi-Color) acquired substantially all of the assets and certain liabilities of NorthStar Print Group, Inc. (NorthStar), our former label printing business. Certain liabilities were excluded from the sale of NorthStar and primarily consisted of environmental site closure costs for both the Green Bay, Wisconsin real estate and real estate located in Norway, Michigan. In January 2011, upon environmental site closure in Green Bay, Wisconsin, we sold the real estate holdings to Multi-Color according to the 2005 sale agreement. The net proceeds were $0.8 million and we recorded a pre-tax gain of $0.6 million. We continue to have environmental site closure obligations with respect to the Norway, Michigan real estate, which was sold to Multi-Color in 2005.

Net Earnings

Our net earnings in 2012 were $33.3 million, an increase of $11.2 million, or 50.2%, compared to $22.1 million in 2011. The increase was due to the increase in operating earnings from continuing operations for the reasons described above, partially offset by the increase in interest expense and increase in the provision for income taxes.

Earnings per Share for Class A and B Common Stock

In 2012, basic and diluted net earnings per share of class A and B common stock were $0.61 for both. This compared to $0.37 for both in 2011. Basic and diluted earnings per share of class A and B common stock from continuing operations were $0.61 for both in 2012. This compared to $0.36 for both in 2011. There were no basic and diluted earnings per share from discontinued operations in 2012. Basic and diluted earnings per share of class A and B common stock from discontinued operations were $0.01 for both in 2011.

2011 Compared to 2010

Our consolidated revenue in 2011 was $356.8 million, a decrease of $20.0 million, or 5.3%, compared to $376.8 million in 2010. Our consolidated operating costs and expenses in 2011 were $201.6 million, a decrease of $6.1 million, or 2.9%, compared to $207.7 million in 2010. Our consolidated selling and administrative expenses in 2011 were $114.5 million, a decrease of $1.6 million, or 1.4%, compared to $116.1 million in 2010. We recorded a $0.9 million non-cash broadcast license impairment charge in 2011 and a $1.8 million property impairment charge in 2010.

The following table presents our total revenue by segment, total operating costs and expenses, selling and administrative expenses, broadcast license impairment and total operating earnings as a percent of total revenue for 2011 and 2010:

	2011	Percent of Total Revenue	2010	Percent of Total Revenue
		(dollars in millions)		
Revenue:				
Broadcasting	$ 186.1	52.2%	$ 194.4	51.6%
Publishing	171.0	47.9	182.8	48.5
Corporate eliminations	(0.3)	(0.1)	(0.4)	(0.1)
Total revenue	356.8	100.0	376.8	100.0
Total operating costs and expenses	201.6	56.5	207.7	55.1
Selling and administrative expense	114.5	32.1	116.1	30.8
	0.9	0.3	-	-
Total operating costs and expenses and selling and administrative expenses	317.0	88.9	323.8	85.9
Total operating earnings	**$ 39.8**	**11.1%**	**$ 53.0**	**14.1%**

At our broadcasting businesses, advertising revenue decreased in 2011 compared to 2010 primarily due to decreases in political and issue advertising revenue, the absence of Olympic advertising revenue and a decrease in national advertising revenue, partially offset by an increase in local advertising revenue and an increase in retransmission revenue. Political and issue advertising revenue decreased $11.9 million as 2011 was considered a non-political and issue advertising year. Automotive advertising increased $0.6 million in 2011 compared to 2010.

Our publishing businesses experienced an 8.9% decrease in retail advertising revenue in 2011 compared to 2010 primarily in consumer-driven categories. The retail advertising revenue decreases were in the communications, home improvement, furniture, automotive and finance categories. Classified advertising revenue decreased 16.9% in 2011 compared to 2010 primarily due to decreases in the real estate, other and automotive categories. Partially offsetting these revenue decreases was a 12.9% increase in commercial delivery revenue and a 4.2% increase in online advertising revenue at our daily newspaper in 2011 compared to 2010.

The decrease in total operating costs and expenses in 2011 compared to 2010 was primarily due to a decrease in employee related costs reflecting the savings from workforce reduction initiatives implemented in 2010, the decrease in revenue and a decrease in syndicated programming expenses. The decrease was partially offset by an increase in delivery fees for our re-launched, mail-based total market coverage product and increases in sports broadcast rights fees and network programming fees. The decrease in selling and administrative expenses was primarily due to a property impairment charge in 2010, a decrease in executive incentive compensation due to the decrease in operating earnings and a decrease in third party commission expenses. These expense decreases were partially offset by an increase in employee related costs and an increase in promotional expenses.

Our consolidated operating earnings were $39.8 million in 2011, a decrease of $13.2 million, or 25.0%, compared to $53.0 million in 2010. The following table presents our operating earnings (loss) by segment for 2011 and 2010:

	2011	2010
	(dollars in millions)	
Broadcasting	$ 31.0	$ 43.6
Publishing	15.9	18.2
Corporate	(7.1)	(8.8)
Total operating earnings	$ 39.8	$ 53.0

The decrease in total operating earnings was primarily due to the decrease in revenue at our publishing and broadcasting businesses and the non-cash broadcast license impairment charge, partiallly offset by the decrease in operating costs and expenses and selling and administrative expenses.

EBITDA in 2011 was $63.4 million, a decrease of $18.0 million, or 22.0%, compared to $81.4 million in 2010. We define EBITDA as net earnings (loss) excluding provision (benefit) for income taxes, total other expense, net (which is entirely comprised of interest income and expense), depreciation and amortization.

The following table presents a reconciliation of our consolidated net earnings to EBITDA for 2011 and 2010:

	2011	2010
	(dollars in millions)	
Net earnings	$ 22.1	$ 34.4
Provision for income taxes	14.4	19.1
Total other expense, net	3.5	3.3
Depreciation	21.8	22.7
Amortization	1.6	1.9
EBITDA	$ 63.4	$ 81.4

The decrease in our EBITDA was consistent with the decrease in our operating earnings for the reasons described above.

Broadcasting

Revenue from broadcasting in 2011 was $186.1 million, a decrease of $8.3 million, or 4.3%, compared to $194.4 million in 2010. Operating earnings from broadcasting in 2011 were $31.0 million, a decrease of $12.6 million, or 28.8%, compared to $43.6 million in 2010. We recorded a $0.9 million non-cash broadcast license impairment charge in 2011 and a $1.8 million property impairment charge in 2010.

The following table presents our broadcasting revenue and operating earnings for 2011 and 2010:

	2011			2010			Percent
	Television	Radio	Total	Television	Radio	Total	Change
	(dollars in millions)						
Revenue	**$ 115.7**	**$ 70.4**	**$ 186.1**	**$ 125.1**	**$ 69.3**	**$ 194.4**	**(4.3)%**
Operating earnings	**$ 15.9**	**$ 15.1**	**$ 31.0**	**$ 29.1**	**$ 14.5**	**$ 43.6**	**(28.8)%**

Revenue from our television stations in 2011 was $115.7 million, a decrease of $9.4 million, or 7.5%, compared to $125.1 million in 2010. We experienced revenue decreases in four of our nine television markets. There was no Olympic advertising revenue in 2011. Olympic advertising revenue was $2.2 million in 2010. Compared to 2010, political and issue advertising revenue decreased $11.3 million, or 73.4% and national advertising revenue decreased $1.2 million, or 5.5%, primarily due to a decrease in automotive advertising revenue. Partially offsetting these revenue decreases, local advertising revenue increased $3.0 million, or 4.0%, and retransmission revenue increased $2.1 million, or 33.2%. Local advertising revenue increased due to an increase in local inventory availability (due to 2011 being a non-political broadcast year) and an increase in digital advertising revenue. Political and issue advertising revenue decreased in 2011 as 2011 was considered a non-political and issue advertising year, which also contributed to an increase in local inventory availability. Television advertising revenue and rates in even-numbered years typically benefit from political and issue advertising because there tends to be more pressure on available inventory as the demand for advertising increases and we have the opportunity to increase the average unit rates we charge our customers.

Our television stations experienced revenue decreases in a number of categories, specifically financial, packaged goods, automotive, home improvement and beverages, partially offset by increases in the medical, media, education, casino and gambling and retail categories. Automotive advertising revenue represented 17.4% of television advertising revenue in 2011 compared to 16.3% in 2010. Automotive advertising revenue was $20.1 million in 2011, a decrease of $0.3 million, or 1.3%, compared to $20.4 million in 2010. Digital revenue was $1.9 million in 2011, an increase of $0.4 million, or 27.6%, compared to $1.5 million in 2010. Digital revenue is reported in local advertising revenue.

Operating earnings from our television stations in 2011 were $15.9 million, a decrease of $13.2 million, or 45.1%, compared to $29.1 million in 2010. The decrease in operating earnings was primarily due to the impact from the decrease in political, Olympic and issue advertising revenue and an increase in expenses. Total television expenses in 2011 increased $3.8 million, or 3.9%, compared to 2010 primarily due to an increase in employee-related costs, the non-cash broadcast license impairment charge and increases in network programming fees, professional services fees, promotional expenses and expenses related to expanded news coverage of the Green Bay Packers and the Wisconsin political battles. Throughout 2011, we selectively added back expense to invest in our employees, programming and promotion of our products.

Revenue from our radio stations in 2011 was $70.4 million, an increase of $1.1 million, or 1.6%, compared to $69.3 million in 2010. We experienced revenue increases in three of our eight radio markets. Compared to 2010, national advertising revenue increased $1.0 million, or 18.4%, primarily due to an increase in automotive advertising revenue; local advertising revenue increased $0.5 million, or 0.8%; and other revenue increased $0.2 million, or 6.5%. Partially offsetting these revenue increases, political and issue advertising revenue decreased $0.6 million, or 42.4%, in 2011 compared to 2010.

Our radio stations experienced revenue increases in a number of categories, specifically media, automotive, financial, professional services and home products, partially offset by decreases in the entertainment, other services, medical and legal categories. Automotive advertising represented 14.4% of radio advertising revenue in 2011 compared to 13.3% in 2010. Automotive advertising revenue was $10.1 million in 2011, an increase of $0.9 million, or 9.8%, compared to $9.2 million in 2010. Digital revenue was $1.8 million in 2011, an increase of $0.2 million, or 13.1%, compared to $1.6 million 2010. Digital revenue is reported in local advertising revenue.

Operating earnings from our radio stations in 2011 were $15.1 million, an increase of $0.6 million, or 3.7%, compared to $14.5 million in 2010. The increase in operating earnings was primarily due to an increase in advertising revenue. Total radio expenses increased $0.5 million, or 1.0%, in 2011 compared to 2010 primarily due to increases in employee related costs, sports broadcast rights fees, audience promotion expenses and an increase in professional services fees, partially offset by the 2010 property impairment charge. Throughout 2011, we selectively added back expense to invest in our employees, programming, and promotion of our products.

Publishing

Revenue from publishing in 2011 was $171.0 million, a decrease of $11.8 million, or 6.5%, compared to $182.8 million in 2010. Operating earnings from publishing were $15.9 million in 2011, a decrease of $2.3 million, or 12.7%, compared to $18.2 million in 2010.

The following table presents our publishing revenue by category and operating earnings for 2011 and 2010:

	2011			2010			
	Daily Newspaper	Community Newspapers & Shoppers	Total	Daily Newspaper	Community Newspapers & Shoppers	Total	Percent Change
	(dollars in millions)						
Advertising revenue:							
Retail	$ 56.7	$ 17.2	$ 73.9	$ 60.0	$ 21.2	$ 81.2	(8.9)%
Classified	16.8	3.4	20.2	19.9	4.4	24.3	(16.9)
National	4.5	-	4.5	5.0	-	5.0	(11.2)
Direct Marketing	0.1	-	0.1	0.2	-	0.2	(40.8)
Total advertising revenue	78.1	20.6	98.6	85.1	25.6	110.5	(10.8)
Circulation revenue	49.9	1.8	51.7	50.1	1.9	52.0	(0.6)
Other revenue	17.4	3.2	20.6	17.1	3.0	20.1	2.5
Total revenue	**$ 145.4**	**$ 25.6**	**$ 170.9**	**$ 152.3**	**$ 30.5**	**$ 182.6**	**(6.5)%**
Operating earnings	**$ 14.3**	**$ 1.6**	**$ 15.9**	**$ 15.9**	**$ 2.3**	**$ 18.2**	**(12.7)%**

Advertising revenue accounted for 57.7% of total publishing revenue in 2011 compared to 60.6% in 2010. The ongoing secular changes in the newspaper industry and the current economic environment have caused advertisers to decrease their advertising spending across most of our advertising revenue categories. In addition, due to the changing mix of revenue categories, changes in frequency and placement of advertising in the newspaper and planned advertising rate decreases in order to increase volume, we continued to see decreases in the average rate per inch of advertising in 2011.

Retail advertising revenue in 2011 was $73.9 million, a decrease of $7.3 million, or 8.9%, compared to $81.2 million in 2010. The $3.3 million decrease in retail advertising revenue at our daily newspaper was primarily due to decreases in ROP and preprint advertising revenue and the discontinuation of the specialty magazine, *Milwaukee Home and Fine Living*, partially offset by an increase in retail online advertising revenue. The revenue decreases were in the communications, home improvement, furniture, automotive and finance categories. We believe consumers are still cautious in regards to spending discretionary income and advertisers are still decreasing their spending in traditional print products, including our daily newspaper. The same trends persisted in our community newspapers and shoppers business. The $4.0 million decrease in retail advertising revenue at our community newspapers and shoppers business was primarily due to revenue decreases as a result of the sale of the Florida-based publications in 2011 and a decrease from publications we decided to exit, and decreases in automotive, retail and real estate advertising.

Classified advertising is generally the most sensitive to economic cycles because it is driven by the demand of employment, real estate transactions and automotive sales. As a result of the ongoing secular trend of classified advertising transitioning to the Internet and the current economic environment, our publishing businesses experienced a decrease in ROP classified advertising revenue in 2011 compared to 2010, partially offset by an increase in classified online advertising revenue. Classified advertising revenue in 2011 was $20.2 million, a decrease of $4.1 million, or 16.9%, compared to $24.3 million in 2010. At our daily newspaper, classified advertising revenue decreased $3.1 million, or 15.7%, in 2011 compared to 2010. The decrease was led by the real estate category, which decreased $1.4 million, or 35.6%. The lack of a recovery in the Milwaukee area housing market and the decrease in real estate advertisers placing advertisements in our products continues to affect us. Additionally, the other category decreased $0.7 million, or 11.8%; the automotive category decreased

$0.6 million, or 14.0%; and the employment category decreased $0.4 million, or 7.3%, compared to 2010. The average rate per inch of classified advertising decreased in 2011 compared to 2010 primarily due to the planned decrease in rates for employment classified revenue in an effort to increase volume. We believe this strategy was successful as we experienced a 12.7% increase in volume for employment classified advertising in 2011 compared to 2010. Historically, rates for employment classified advertising have been higher than other classified advertising categories. Average rates per inch for real estate and automotive advertising revenue also decreased compared to 2010, partially due to our planned decrease in rates for real estate classified advertising revenue. We have not experienced the same level of success from our strategy to increase volume by decreasing rates for real estate classified advertising revenue. At our community newspapers and shoppers business, classified advertising revenue decreased $1.0 million, or 22.2%, in 2011 compared to 2010 primarily due to revenue decreases as a result of the sale of the Florida-based publications in 2011, a decrease from publications we decided to exit, and decreases in automotive, employment and real estate classified advertising revenue.

The total decrease in retail and classified automotive advertising revenue at our daily newspaper in 2011 was $1.1 million, or 20.2%, compared to 2010 primarily due to a decrease in ROP advertising revenue.

Total retail and classified digital advertising revenue at our daily newspaper was $11.3 million in 2011, an increase of $0.5 million, or 4.2%, compared to $10.8 million in 2010. Digital retail advertising revenue increased 5.3% compared to 2010 due to an increase in sponsorships sold. Digital classified advertising revenue increased 2.6% compared to 2010 due to an increase in classified upsells. Digital advertising revenue is reported in the retail and classified advertising revenue categories.

National advertising revenue was $4.5 million in 2011, a decrease of $0.5 million, or 11.2%, compared to $5.0 million in 2010. The decrease was primarily due to a decrease in ROP and preprint advertising revenue in the communications, health services, finance and dining and entertainment categories, partially offset by an increase in the business services category.

Direct marketing revenue, consisting of revenue from the sale of direct mail products of our daily newspaper, was $0.1 million in 2011 compared to $0.2 million in 2010.

Circulation revenue accounted for 30.2% of total publishing revenue in 2011 compared to 28.4% in 2010. Circulation revenue was $51.7 million in 2011, a decrease of $0.3 million, or 0.6%, compared to $52.0 million in 2010. At our daily newspaper, circulation revenue decreased $0.2 million, or 0.4%, primarily due to a decrease in subscriber revenue for our specialty magazines and publications and a decrease in revenue from the daily edition due to the rate impact of the "Big Wednesday" program. This decrease was partially offset by an increase in revenue from the Sunday edition due to a price increase for home delivery. In early 2011, our daily newspaper launched a program titled "Big Wednesday" in which Sunday-only subscribers receive the Wednesday edition of the daily newspaper as part of their existing Sunday-only subscription. We believe this program will help our advertisers reach a larger mid-week audience. At our community newspapers and shoppers business, circulation revenue was $1.8 million in 2011 compared to $1.9 million in 2010.

Other revenue, which consists of revenue from commercial printing, commercial distribution and promotional revenue at our daily newspaper and commercial printing at the printing plants for our community newspapers and shoppers, accounted for 12.1% of total publishing revenue in 2011 compared to 11.0% in 2010. Other revenue was $20.6 million in 2011, an increase of $0.5 million, or 2.5%, compared to $20.1 million in 2010. The $0.3 million increase at our daily newspaper was primarily due to an increase in commercial delivery revenue as we continue to expand our distribution of other newspapers, partially offset by a decrease in commercial printing revenue from a decrease in the number of pages printed and contract renegotiations. At our community newspapers and shoppers business, other revenue was $3.2 million in 2011, an increase of $0.2 million, or 6.8%, compared to $3.0 million in 2010 primarily due to an increase in business from new customers.

Publishing operating earnings in 2011 were $15.9 million, a decrease of $2.3 million, or 12.7%, compared to $18.2 million in 2010. The decrease in operating earnings was primarily due to the impact of the decrease in advertising revenue. In an effort to partially offset the impact of the decrease in advertising revenue, our publishing businesses continue to reduce their expense platforms. Total expenses decreased $9.5 million, or 5.8%, in 2011 compared to 2010 primarily due to a decrease in employee related costs, a decrease in costs due to revenue declines, a charge in 2010 for the withdrawal from a multiemployer pension plan and the pre-tax gain on the sales of the Florida-based community newspapers and shoppers businesses. These expense decreases were partially offset by an increase in delivery costs for our total market coverage product (which was re-launched as a mail-based product in the fourth quarter of 2010) and an increase in our commercial delivery costs due to our expanded distribution of other newspapers. Total newsprint and paper costs for our publishing businesses in 2011 were $16.9 million, a decrease of $0.4 million, or 2.5%, compared to $17.3 million in 2010 due to a 4.6% decrease in newsprint consumption from a decrease in advertising pages, partially offset by a 3.2% increase in average newsprint pricing per metric ton.

Corporate

The corporate segment reflects the unallocated costs of our corporate executive management, as well as expenses related to corporate governance. Revenue and expense eliminations were $0.3 million in 2011 compared to $0.4 million in 2010. The unallocated expenses were $7.1 million in 2011, a decrease of $1.7 million compared to $8.8 million in 2010. The decrease was primarily due to a decrease in our executive incentive compensation expense and a decrease in costs with respect to real estate of our former label printing business, which we sold in 2005.

Other Income and Expense and Taxes

Interest income was $0.1 million in both 2011 and 2010. Interest expense was $3.6 million in 2011 compared to $3.4 million in 2010. The increase in interest expense was due to the increase in average borrowing rates under our amended and extended credit agreement entered into on August 13, 2010, partially offset by the decrease in average borrowings. Amortization of deferred financing costs, which is reported in interest expense, was $1.1 million in 2011, an increase of $0.5 million, compared to $0.6 million in 2010.

Our effective tax rate was 39.8% in 2011 compared to 38.3% in 2010. The increase was primarily due to the 2010 revaluation of deferred tax assets following the sale of PrimeNet Marketing Services (PrimeNet) and IPC Print Services, Inc. (IPC), which are discontinued operations.

Discontinued Operations

Earnings from discontinued operations, net of income tax expense, were $0.3 million in 2011 compared to $3.7 million in 2010. Income tax expense was $0.2 million in 2011 compared to $2.3 million in 2010.

During 2005, Multi-Color Corporation (Multi-Color) acquired substantially all of the assets and certain liabilities of NorthStar Print Group, Inc. (NorthStar), our former label printing business. Certain liabilities were excluded from the sale of NorthStar and primarily consisted of environmental site closure costs for both the Green Bay, Wisconsin real estate and real estate located in Norway, Michigan. In January 2011, upon environmental site closure in Green Bay, Wisconsin, we sold the real estate holdings to Multi-Color according to the 2005 sale agreement. The net proceeds were $0.8 million and we recorded a pre-tax gain of $0.6 million. We continue to have environmental site closure obligations with respect to the Norway, Michigan real estate, which was sold to Multi-Color in 2005.

During 2010, we sold substantially all of the operating assets of PrimeNet, our direct marketing services business located in St. Paul, Minnesota and Clearwater, Florida, in two separate transactions. In February 2010, certain direct mail and mail services operating assets located in St. Paul, Minnesota were sold for $0.1 million. The remaining Minnesota-based assets were shutdown in April 2010, and, accordingly, we recorded $0.4 million for shutdown related costs in the second quarter of 2010. In a separate transaction, in February 2010, we sold the Clearwater, Florida-based operations of PrimeNet for a $0.7 million note repayable over four years and a $0.1 million working capital note repayable over three years. The consideration received in each transaction approximates the net book value of the assets sold. In January 2012, the notes were paid in full. In 2010, revenue from PrimeNet was $2.1 million and we recorded a $0.8 million net loss from operations and shut down related costs.

Also during 2010, we sold substantially all of the assets and certain liabilities of IPC, our former printing services business, to Walsworth Publishing Company. Proceeds, net of transaction expenses, were $14.0 million and resulted in a gain on discontinued operations after income tax expense of $3.4 million. An escrow fund in the amount of $0.7 million was established to secure representations and warranties pursuant to the purchase agreement for two years from the date of the sale. In 2012, we received payment in full. In 2010, revenue from IPC was $40.7 million and we recorded $1.1 million in net earnings from operations.

Net Earnings

Our net earnings in 2011 were $22.1 million, a decrease of $12.3 million, or 35.5%, compared to $34.4 million in 2010. The decrease was due to the decrease in operating earnings from continuing operations for the reasons described above, a decrease in earnings from discontinued operations and the increase in interest expense, partially offset by the decrease in the provision for income taxes.

Earnings per Share for Class A and B Common Stock

In 2011, basic and diluted net earnings per share of class A and B common stock were $0.37 for both. This compared to $0.59 for both in 2010. Basic and diluted earnings per share of class A and B common stock from continuing operations were $0.36 for both in 2011. This compared to $0.52 for both in 2010. Basic and diluted earnings per share of class A and B common stock from discontinued operations were $0.01 in 2011 compared to $0.07 for both in 2010.

Liquidity and Capital Resources

Our cash balance was $2.4 million as of December 30, 2012. We believe our expected cash flows from operations and additional borrowings available under our senior secured credit facilities of $119.9 million as of December 30, 2012 will meet our current needs. In connection with the acquisition of NewsChannel 5 Network, LLC, we amended the credit agreement to permit the acquisition and increase the total borrowing capacity to $350.0 million. During 2012, we increased our notes payable to banks by $188.8 million. In the third quarter of 2012, we funded the $11.7 million purchase price for the two Tulsa radio stations from our secured credit facility. In the fourth quarter of 2012, we funded the $220.0 million purchase price for NewsChannel 5 Network, LLC from our secured term loan facility and our secured revolving credit facility. In the long-term, we expect to pay down our notes payable to banks, selectively invest resources in broadcast acquisitions, digital initiatives, our brands, employees, programming, products and capital projects while remaining in compliance with our debt covenants, and repurchase shares opportunistically.

Long-term Notes Payable to Banks

We have senior secured credit facilities consisting of a secured term loan facility and a secured revolving credit facility. Under these facilities, we have aggregate commitments of $350.0 million, including the term loan commitment of $150.0 million and the revolving credit facility commitment of $200.0 million, both of which mature on December 5, 2017. As of December 30, 2012, the outstanding principal amount of revolving loans drawn under the credit agreement was $80.1 million, and the outstanding principal amount of term loans drawn under the credit agreement was $150.0 million. The proceeds of the senior secured credit facilities were used for the acquisition of NewsChannel 5 Network, LLC and general corporate purposes. Amounts under the secured revolving credit facility may be borrowed, repaid and reborrowed by us from time to time until the maturity date of the revolving loan facility. Voluntary prepayments and commitment reductions are permitted at any time without fee upon proper notice and subject to a minimum dollar requirement. Voluntary prepayments of the secured term loan facility represent a permanent reduction in credit available. At our option, the commitments under the credit agreement may be increased from time to time to an aggregate amount not to exceed $450.0

million. The increase option is subject to the satisfaction of certain conditions, including, without limitation, the identification of lenders (which may include existing lenders or new lenders) willing to provide the additional commitments.

Our borrowings under the credit agreement incur interest at either (a) LIBOR plus a margin that ranges from 150.0 basis points to 250.0 basis points, depending on our net debt ratio, or (b) (i) the base rate, which equals the highest of the prime rate set by U.S. Bank National Association, the Federal Funds Rate plus 50.0 basis points or one-month LIBOR plus 100.0 basis points, plus (ii) a margin that ranges from 50.0 basis points to 150.0 basis points, depending on our net debt ratio. The initial pricing spread above LIBOR was 225.0 basis points.

Our obligations under the credit agreement are currently guaranteed by each of our subsidiaries. Subject to certain exceptions, the credit agreement is secured by liens on certain of our assets and contains affirmative, negative and financial covenants which are customary for financings of this type, including, among other things, limits on the creation of liens, limits on the incurrence of indebtedness, restrictions on dispositions and restrictions on the payment of dividends.

As of December 30, 2012, we are in compliance with the financial covenants of the secured credit facility. The secured credit facility contains the following financial covenants, which remain constant over the term of the agreement:

- A consolidated funded debt ratio of not greater than 3.75-to-1, as of the end of each fiscal quarter, as determined for the four fiscal quarters then ended. This ratio compares, as of the date of determination, our consolidated funded debt on such date to consolidated EBITDA, defined in the credit agreement as earnings before interest, taxes, depreciation, amortization, restructuring charges, gains/losses on asset disposals, non-cash charges and certain other adjustments. As of December 30, 2012, our consolidated funded debt ratio was 2.29-to-1.

- A minimum interest coverage ratio of not less than 3-to-1, as of the end of each fiscal quarter, as determined for the four fiscal quarters then ended. This ratio compares, for any period, our consolidated EBITDA, defined in the credit agreement as earnings before interest, taxes, depreciation, amortization, restructuring charges, gains/losses on asset disposals, non-cash charges and certain other adjustments. As of December 30, 2012, our interest coverage ratio was 23.99-to-1.

As of December 30, 2012 and December 25, 2011, we had borrowings of $230.1 million and $41.3 million, respectively, under our credit facility at a currently effective blended interest rate of 2.53% and 2.65%, respectively. Fees in connection with the credit facility of $4.7 million are being amortized over the term of the secured credit facility using the straight-line method.

We estimate the fair value of our senior secured credit facilities at December 30, 2012 to be $224.8 million, based on discounted cash flows using an interest rate of 3.08%. We estimated the fair value of our secured credit facility at December 25, 2011 to be $41.0 million, based on discounted cash flows using an interest rate of 3.05%. Interest rates utilized are estimated based on observed market rates of interest for debt with similar maturities and seniority. These fair value measurements fall within Level 2 of the fair value hierarchy.

One or more of the lenders in our secured credit facility syndicate could be unable to fund future draws thereunder or take other positions adverse to us. In such an event, our liquidity could be constrained with an adverse impact on our ability to operate our businesses.

Unsecured Subordinated Notes Payable

On August 13, 2012, we repurchased all 3.3 million outstanding shares of our class C common stock, including all rights associated with such shares of class C common stock, in exchange for $6.2 million in cash and the issuance of 15 unsecured subordinated promissory notes with an aggregate principal amount of $25.6 million and bearing interest at a rate of 7.25% per annum. The cash payment equaled the amount of the minimum unpaid and undeclared dividend on the class C common stock through August 12, 2012.

The aggregate principal amount of the subordinated notes was determined by multiplying the volume weighted average price of our class A common stock on the New York Stock Exchange over the five consecutive trading days ending on (and including) August 10, 2012 of $5.75 by the number of fully diluted shares of class C common stock (each class C share was convertible into 1.363970 shares of class A common stock pursuant to our amended and restated articles of incorporation for a total of 4.5 million shares on a class A-equivalent basis).

One subordinated note of $1.4 million was repaid in full on September 21, 2012. Six of the remaining subordinated notes, with an aggregate principal amount of $8.3 million, were paid on December 21, 2012. The remaining eight subordinated notes, with an aggregate principal amount of approximately $15.9 million, are payable in six equal annual installments on September 30 of each of 2013, 2014, 2015, 2016, 2017 and 2018, with no prepayment right. Interest on the notes is payable quarterly.

We estimate the fair value of the subordinated notes to be $16.2 million based on discounted cash flows using an interest rate of 7.26%, which falls within Level 2 of the fair value hierarchy. Interest rates utilized are estimated based on observed market rates of interest for debt with similar maturities and seniority. As of December 30, 2012, $15.9 million of the subordinated notes remains outstanding.

We have $2.3 million of standby letters of credit for business insurance purposes.

On October 12, 2010, our board of directors approved an amendment to our qualified defined benefit pension plan to permanently suspend the plan and permanently cease all benefit accruals under the plan effective January 1, 2011 for all active participants, except for any employee covered by a collective bargaining agreement which require us to bargain over the permanent suspension of the plan accruals. We also permanently suspended the unfunded nonqualified plan that provided additional benefits to certain employees whose benefits under the pension plan and 401(k) plan were restricted due to limitations imposed by the Internal Revenue Service. For employees not covered by the qualified defined benefit pension plan, the 401(k) plan was also amended on October 12, 2010. The annual employer contribution is no longer a component of the 401(k) plan effective January 1, 2011. In addition, effective January 1, 2011, we enhanced the current matching contribution to our 401(k) plan. Prior to the suspension in February 2009, we contributed $0.50 for each dollar contributed by the 401(k) participant, up to 5% of their eligible wages for a maximum match of 2.5% of eligible wages as defined by the 401(k) plan. Starting January 1, 2011, we began contributing $0.50 for each dollar contributed by the 401(k) participant, up to 7% of their eligible wages for a maximum match of 3.5% of eligible wages as defined by the 401(k) plan.

Our liability for separation benefits of $0.8 million as of December 30, 2012 will be paid during the next year. The ongoing activity of our liability for separation benefits during the years ended December 30, 2012 and December 25, 2011 were as follows:

	Balance as of December 25, 2011	Charge for Separation Benefits	Payments for Separation Benefits	Balance as of December 30, 2012
		(dollars in millions)		
Daily newspaper and community newspapers and shoppers	$ 1.8	$ 1.6	$ (2.6)	$ 0.8
Total	**$ 1.8**	**$ 1.6**	**$ (2.6)**	**$ 0.8**

	Balance as of December 26, 2010	Charge for Separation Benefits	Payments for Separation Benefits	Balance as of December 25, 2011
		(dollars in millions)		
Daily newspaper and community newspapers and shoppers	$ 1.4	$ 1.7	$ (1.3)	$ 1.8
Total	**$ 1.4**	**$ 1.7**	**$ (1.3)**	**$ 1.8**

Dividends

In April 2009, our board of directors suspended dividends on our class A and class B shares, and suspended the payment of the cumulative unpaid and undeclared minimum dividend on our formerly outstanding class C shares. Prior to the August 2012 repurchase of our class C shares, the accumulated unpaid and undeclared minimum class C dividend of approximately $0.14 per share each quarter was required to be paid prior to the payment of any dividends on our class A and class B shares. Our board of directors consistently reviews our dividend payment policy, as well as our ability to pay cash dividends, at each quarterly board of directors meeting.

Share Repurchase Authorization

In July 2011, our board of directors authorized a share repurchase program of up to $45.0 million of our outstanding class A common stock and/or class B common stock until the end of fiscal 2013. Under the program, shares may be repurchased from time to time in the open market and/or in private transactions and will depend on market conditions, share price, trading volume, credit agreement covenants and other factors. In the year ended December 30, 2012, we purchased 0.7 million shares of our class A common stock for $3.5 million, or an average of $4.99 per share. In the year ended December 25, 2011, we purchased 1.1 million shares of our class A common stock for $4.1 million, or an average of $3.73 per share, excluding commissions. As of December 30, 2012, $37.4 million worth of shares of our class A common stock and/or class B common stock remain available to be purchased under our July 2011 authorization.

On August 13, 2012, we repurchased all 3.3 million outstanding shares of our class C common stock, including all rights associated with such shares of class C common stock. See "Liquidity and Capital Resources."

Acquisitions and Sales

On June 25, 2012, Journal Broadcast Group, Inc. and Journal Broadcast Corporation, our broadcasting business, completed the asset purchase of KHTT-FM and KBEZ-FM in Tulsa, Oklahoma from Renda Broadcasting Corporation for $11.7 million in cash. Subsequent to this purchase, we now own five radio stations in Tulsa, Oklahoma.

We had an affiliation agreement with ACE TV, Inc. for the rights under a local marketing agreement for WACY-TV in Appleton, Wisconsin and to acquire certain assets of ACE TV, Inc. including the broadcast license of WACY-TV for a purchase price of $2.0 million. On October 22, 2012, we closed on the acquisition of the remaining assets used in the operation of WACY-TV from ACE TV, Inc. See Note 9 "Variable Interest Entity."

On December 3, 2012, Journal Broadcast Group, Inc. completed the sale of certain assets (including the FCC licenses) of WKTI-AM in Knoxville, Tennessee for $0.1 million.

On December 3, 2012, Journal Community Publishing Group, Inc., our community newspapers and shoppers business, completed the sale of *Hodag Buyers' Guide*, *North Star Journal*, *Merrill Foto News*, *Wausau Buyers' Guide*, *Stevens Point Buyers' Guide*, *Wood County Buyers' Guide*, *Waupaca Buyers' Guide*, *Waupaca County Post East*, *Waupaca County Post West*, *Clintonville Shoppers' Guide*, *New London Buyers' Guide*, *Silent Sports*, *Waupacanow.com*, *Merrillfotonews.com*, *Starjournalnow.com*, *Silentsports.net*, *Wibuyersguide.com* and a single copy distribution network based in Rhinelander, WI for $1.2 million in cash and a $0.8 million note receivable. We recorded a pre-tax loss on the sale, net of transaction expenses, of $0.3 million.

On December 6, 2012, the Journal Broadcast Group, Inc. subsidiary of Journal Communications, Inc., completed the acquisition of NewsChannel 5 Network, LLC from a subsidiary of Landmark Media Enterprises, LLC. The purchase price was $220.0 million including a working capital adjustment of $5.0 million.

On December 20, 2012, Journal Broadcast Corporation reached an agreement to purchase WNOX-FM in the Knoxville, TN market from Oak Ridge FM, Inc. The transaction is subject to FCC approval.

In June 2011, Journal Community Publishing Group, Inc., our community newspapers and shoppers business, completed the sale of *Pelican Press* and *Pelican Press Marketplace* businesses, which operated in Sarasota, Florida, for $0.5 million. We recorded a pre-tax gain on the sale, net of transaction expenses, of $0.2 million. In August 2011, Journal Community Publishing Group, Inc. completed the sale of the remaining Florida-based community newspapers and shoppers businesses for aggregate consideration of $0.8 million. The publications and web-sites included *Florida Mariner*, *Clay Today, Clay County Leader, Ponte Vedra Recorder*, *St. Augustine Underground, First Coast Register* and *Car Connection*, and were distributed in the Clay, St. John's and Duval, Florida counties. We recorded a total pre-tax gain on the sales, net of transaction expenses, of $0.3 million.

Cash Flow

Continuing Operations

During 2012, we have used cash provided by operating activities to fund capital expenditures, acquire two radio stations in Tulsa, purchase the remaining assets of WACY-TV in Green Bay, reduce our debt, make a cash payment equal to the minimum unpaid and undeclared dividend in connection with the repurchase of our outstanding shares of class C common stock, and, to a lesser extent, repurchase shares of our class A common stock. In 2012, we increased our notes payables to banks by $188.8 million to fund our WTVF NewsChannel 5 acquisition.

Cash provided by operating activities was $77.7 million in 2012 compared to $45.5 million in 2011. The increase was primarily due to increased net earnings driven primarily by increased political and issue advertising, an increase in cash provided by working capital, decreased income tax payments and decreased payments related to our executive incentive compensation plans and other performance based plans related to our 2011 results.

Cash used for investing activities was $240.3 million in 2012 compared to $8.9 million in 2011. Capital expenditures were $12.7 million in 2012 compared to $10.7 million in 2011. Our capital expenditures in 2012 were primarily at our broadcasting business for needed improvements at our facilities, high definition equipment and digital content management solutions. We believe these capital expenditures will help us to better serve our advertisers, viewers and listeners and will facilitate our cost control initiatives. In 2012, we acquired WTVF NewsChannel 5 for $220.0 million and KHTT-FM and KBEZ-FM for $11.7 million. In 2012, we sold the majority of our northern Wisconsin community newspapers and shoppers publications for $1.2 million in cash and a $0.8 million note receivable (non-cash consideration), WKTI-AM for $0.1 million, and received payment of $1.6 million on notes receivable from previously sold operations. In 2011, we received $1.6 million in proceeds from the sales of the Florida-based community newspapers and shoppers businesses and the minimum guaranteed commission and seller financing of working capital from the sale of the Clearwater, Florida based operations of PrimeNet.

Cash provided by financing activities was $162.7 million in 2012 compared to cash used for financing activities of $36.9 million in 2011. Borrowings under our credit facility in 2012 were $350.0 million and we made payments of $161.2 million, reflecting a $188.8 million increase in our notes payable to banks compared to borrowings of $94.4 million and payments of $127.7 million in 2011 for a decrease in our notes payable to banks of $33.3 million. Offsetting the cash provided by increased borrowings under our credit facility, we made payments of $9.7 million on our unsecured subordinated notes issued in conjunction with the class C share repurchase in 2012. Also in 2012, we made a cash payment of $6.2 million equal to the accumulated unpaid and undeclared dividend on the class C common stock through August 12, 2012. We did not pay cash dividends in 2011.

Discontinued Operations

Cash provided by discontinued operations was $0.6 million in 2011, reflecting the sale of real estate holdings of NorthStar.

Contractual Obligations

Our contractual obligations as of December 30, 2012 are summarized below:

	Payments due by Period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(dollars in millions)				
Contractual obligations					
Long-term notes payable to banks [1]	$ 256.5	$ 15.5	$ 40.4	$ 200.6	$ -
Unsecured subordinated notes payable	19.7	3.5	7.0	6.3	2.9
Pension and other postretirement benefits [2]	113.2	10.8	22.2	22.6	57.6
Syndicated programs[3]	9.1	4.2	4.7	0.2	-
Operating leases	10.5	3.0	3.4	1.5	2.6
Other liabilities[4]	13.0	3.8	4.1	1.6	3.5
Total	$ 422.0	$ 40.8	$ 81.8	$ 232.8	$ 66.6

(1) Includes the associated interest calculated on our unhedged variable rate outstanding borrowings of $230.1 million as of December 30, 2012 at a currently effective blended interest rate of 2.53%.

(2) For the pension and other postretirement benefits, payments included in the table have been actuarially estimated over a ten-year period. Unfunded non-qualified pension benefit payments and other postretirement benefits are expected to be funded directly from company assets through 2022. Qualified pension benefit payments are expected to be funded by plan assets through 2022. While benefit payments under these benefit plans are expected to continue beyond 2022, we believe that an estimate beyond this period is unreasonable.

(3) Syndicated programs consists of programs available for broadcast, as recorded in our consolidated balance sheet, and programs we are committed to purchase that currently are not available for broadcast, including programs not yet produced. Over the next five years, we are committed to purchase and provide advertising time in the amount of $9.1 million for television program rights.

(4) Other liabilities consist primarily of obligations for severance, unrecognized tax benefits, capital leases and deferred compensation.

Our secured credit facility with extending lenders expires on December 5, 2017.

Based on actuarial estimates, we expect to make contributions of approximately $65.0 million to the qualified pension plan over a ten-year period. If actual results differ from the estimates used, the amount of contributions to the qualified pension plan would likely change. As of December 30, 2012, we expect to make payments over a ten-year period for the non-qualified pension plan and other postretirement benefit plan of $6.4 million and $13.4 million, respectively.

We lease office space, certain broadcasting facilities, distribution centers, buildings used for printing plants and equipment under both short-term and long-term leases accounted for as operating leases. Some of the lease agreements contain renewal options and rental escalation clauses, as well as provisions for the payment of utilities, maintenance and taxes.

As of December 30, 2012, our expected payment for significant contractual obligations includes approximately $1.0 million for our liability for unrecognized tax benefits and related interest income/expense and penalties. We have estimated that our liability for unrecognized tax benefits will be settled as follows: $0.1 million will occur in less than one year and $0.9 million will occur in one to three years.

Off-Balance Sheet Arrangements

We do not engage in off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships with unconsolidated entities or other persons that may have a material current or future effect on our financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses. We do not rely on off-balance sheet arrangements for liquidity, capital resources, market risk support, credit risk support or other benefits.

Critical Accounting Policies

Our management's discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related footnote disclosures. On an on-going basis, we evaluate our estimates, including those related to doubtful accounts, property and equipment, intangible assets, income taxes, litigation, and pension and other postretirement benefits. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We do not believe our past results have differed materially from these estimates; however, we cannot predict how actual results may differ from these estimates in the future.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Allowance for doubtful accounts

We evaluate the collectability of our accounts receivable based on a combination of factors. We specifically review historical write-off activity by market, large customer concentrations, customer creditworthiness and changes in our customer payment patterns and terms when evaluating the adequacy of the allowance for doubtful accounts. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us (such as bankruptcy filings, credit history, etc.), we record a specific reserve for bad debts against amounts due us to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on past loss history, the length of time the receivables are past due and the current business environment. If our evaluations of the collectability of our accounts receivable differ from actual results, increases or decreases in bad debt expense and allowances may be required.

Property and equipment and definite-lived intangibles

We assign useful lives for our property and equipment and definite-lived intangibles based on our estimate of the amount of time that we will use those assets and we have selected the straight-line method to depreciate our property and equipment and definite-lived intangibles. A change in the estimated useful lives or the depreciation or amortization method used could have a material impact upon our results of operations.

Accounting standards require that, if the sum of the future cash flows expected to result from an asset or group of assets, undiscounted and without interest charges, is less than the carrying amount of the asset or group of assets, an asset impairment must be recognized in the financial statements. An evaluation of our property and equipment and definite-lived intangible assets did not indicate any impairment in 2011. In 2012, we recognized $0.5 million of impairment related to certain assets held for sale. Fair value was determined pursuant to a broker's opinion of value. The estimated future cash flows related to an asset or group of assets is highly susceptible to change because we must make assumptions about future revenue and the related cost of sales. Changes in our assumptions could require us to recognize a loss for asset impairment in the future.

Impairment of goodwill and indefinite-lived intangibles

Goodwill and broadcast licenses accounted for 40.8% and 21.6% of total assets as of December 30, 2012 and December 25, 2011, respectively. The interim and annual impairment tests for goodwill and broadcast licenses in accordance with the FASB's guidance for goodwill and intangible assets require us to make certain assumptions in determining fair value, including assumptions about the cash flow growth rates of our businesses. Additionally, the fair values are significantly impacted by factors including competitive industry valuations and long-term interest rates that exist at the time the annual impairment tests are performed. Accordingly, we may incur additional impairment charges in future periods to the extent we do not achieve our expected cash flow growth rates, and to the extent that market values and long-term interest rates in general decrease and increase, respectively.

The recoverability of goodwill is measured at the reporting unit level, which is defined as either an operating segment or one level below an operating segment. A component is a reporting unit when the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of the component. Components may be combined into one reporting unit when they have similar economic characteristics. We have three reporting units and we have allocated goodwill to two of them, the community newspaper and shoppers reporting unit and the broadcasting reporting unit. We performed our annual impairment test for both reporting units as of September 24, 2012.

For purposes of testing the carrying values of goodwill related to our reporting units, we determine fair value by using an income and a market valuation approach. The income approach uses expected cash flows for each reporting unit. The cash flows are discounted for risk and time value. In addition, the present value of the projected residual value is estimated and added to the present value of the cash flows. The market approach is based on price multiples of publicly traded stocks of comparable companies to estimate fair value. We assign a greater weight to the income approach as the market approach is deemed less reliable due to the differences in entity size and business model between our reporting units and the comparable companies selected.

For our community newspaper and shoppers reporting unit, we based our fair value estimates on various assumptions about our projected operating results, including continuing declines in publishing revenues as well as an expectation that we will achieve cash flow benefits from our continuing cost cutting measures. The valuation methodology used to estimate the fair value of our reporting unit requires inputs and assumptions (i.e., market growth, operating cash flow margins and discount rates) that reflect current market conditions as well as management judgment. These assumptions may change due to changes in market conditions and such changes may result in an impairment of our goodwill.

For the broadcasting reporting unit, we based our fair value estimates, in large measure, on projected financial information which we believe to be reasonable. However, actual future results may differ from those projections, and those differences may be material. The valuation methodology used to estimate the fair value of our reporting unit requires inputs and assumptions (i.e., market growth, operating cash flow margins and discount rates) that reflect current market conditions as well as management judgment.

For broadcast licenses at individual television and radio stations, we use the Greenfield Method an income approach commonly used in the broadcast sector to estimate fair value. This approach assumes the start up of a new station by an independent market participant and incorporates assumptions that are based on past experiences and judgments about future market performance. These variables include, but are not limited to: the forecasted growth rate of each market (including market population, household income and retail sales), estimated market share, profit margins and operating cash flows of an independent station within a market, estimated capital expenditures and start up costs, risk-adjusted discount rate, likely media competition within the market and expected growth rates into perpetuity to estimate terminal values. Adverse changes in significant assumptions such as an increase in discount rates or a decrease in projected market revenues, market share or operating cash flows could result in additional non-cash impairment charges on our broadcast licenses in future periods, which could have a material impact on our financial condition and results of operations. We performed our annual impairment test on our broadcast licenses at individual television and radio stations in 2012, which indicated two of our television broadcast licenses and two of our radio broadcast licenses were impaired due to a decline in projected long-term market revenues and an increase in the discount rates. Accordingly, we recorded a charge of $1.7 million for the impairment of our broadcasting licenses.

Accrued income taxes

The Internal Revenue Service (IRS) and various state Departments of Revenue routinely examine our federal and state tax returns. We believe our tax positions comply with applicable tax law, and we would vigorously defend these positions if challenged. The final disposition of any positions challenged by the IRS or state Departments of Revenue could require us to make additional tax payments or have an impact on our effective tax rate. Nonetheless, we believe that we have adequately reserved for any foreseeable payments related to such matters and consequently do not anticipate any material earnings impact from the ultimate resolution of such matters. As of December 30, 2012 and December 25, 2011, our liabilities for unrecognized tax benefits and related interest and penalties were $0.9 million and $1.2 million, respectively.

We deduct broadcast licenses and tax-deductible goodwill over a period of 15 years from the date of acquisition. The non-cash broadcast license impairment charges recorded in 2011 and 2012 are not currently deductible for income tax purposes and have caused us to recognize deferred tax assets. We believe it is more likely than not that we will realize a tax benefit for our deferred tax assets and we believe that they will be utilized to offset future taxable income over the next 20 years in accordance with current income tax law. In the future, we may be required to record a valuation allowance against our deferred tax assets if we have future operating losses or reductions in our expected future profitability which would cause us to believe we would be unable to utilize them.

Accrued litigation

We are subject to various legal actions, administrative proceedings and claims. When necessary, we record a liability for an estimate of the probable costs for the resolution of such claims. The estimate would be developed in consultation with counsel and would be based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We believe that such unresolved legal actions and claims would not materially affect our results of operations, financial position or cash flows.

Employee benefits

We are self-insured for a majority of our employee related health and disability benefits and workers compensation claims. Third party administrators are used to process all claims. Liabilities for unpaid claims are based on our historical claims experience. Liabilities for workers compensation claims are developed from actuarial valuations. Actual amounts could vary significantly from such estimates which may require us to record additional expense in the future.

There are certain assumptions that have a significant effect on our obligations, such as:

- the discount rate – used to arrive at the net present value of the obligations and expense;

- the return on assets – used to estimate the growth in invested asset value available to satisfy certain obligations;

- the employee turnover statistics – used to estimate the number of employees to be paid pension benefits.

The assumptions used in accounting for pension benefits and other postretirement benefits for 2012 and 2011 are:

	Pension Benefits		Other Postretirement Benefits	
	2012	2011	2012	2011
Discount rate for expense	4.55%	5.35%	3.85%	4.95%
Discount rate for obligations	3.95	4.55	2.75	3.85
Expected return on plan assets	7.75	8.25	-	-

For our pension plans, as of December 30, 2012, a one percent increase or decrease in the discount rate would have the following effects (in millions):

	1% Increase	1% Decrease
Effect on total of service and interest cost components in 2012	less than $(0.1)	less than $(0.1)
Effect on pension benefit obligation as of December 30, 2012	$ (20.5)	$ 25.2

To determine the discount rate assumptions for the pension and the other postretirement benefit plans, we studied our plans' specific discount rate by matching our projected benefit payments to a yield curve developed from high grade corporate bonds. The results of those studies were used as the benchmark to determine the discount rate assumptions.

We study historical markets to determine the long-term rate of return assumption for pension plan assets. We preserved the long-term historical relationships between equities and fixed-income securities consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. We evaluate current market factors such as inflation and interest rates before we determine long-term capital market assumptions. We review peer data and historical returns to check for reasonability and appropriateness.

We make other assumptions that affect the accounting for pension benefits. Changes in these assumptions affect the benefit obligations and the service and interest cost components of the pension plan and the other postretirement plan and the required funding of the pension plan. We review these assumptions on an annual basis.

The discount rate and medical cost inflation assumptions could have a significant effect on our other postretirement benefits obligations. The discount rate is used to arrive at the net present value of the obligation. The health care cost trend rate is used to calculate the impact future medical costs would have on postretirement obligations. A one percent increase or decrease in the assumed health care cost trend rate would have the following effects (in millions):

	1% Increase	1% Decrease
Effect on total of service and interest cost components in 2012	less than $0.1	less than $(0.1)
Effect on postretirement benefit obligation as of December 30, 2012	$ 0.2	$ (0.2)

New accounting standards

In February 2013, the FASB issued guidance related to items reclassified from accumulated other comprehensive income. The new guidance requires either in a single note or parenthetically on the face of the financial statements: (i) the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and (ii) the income statement line items affected by the reclassification. This guidance is effective for fiscal years beginning January 1, 2013 with early adoption permitted. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

In July 2012, the Financial Accounting Standards Board (FASB) issued amended guidance for impairment of indefinite-lived intangible assets. The guidance allows for an option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the indefinite-lived intangible asset exceeds its carrying amount. If the qualitative factors lead us to conclude it is more likely than not that the fair value exceeds the carrying value of the indefinite-lived intangible asset, then the fair value does not need to be calculated. This update is effective for annual and interim impairment tests performed for the fiscal years beginning after September 15, 2012, with early adoption permitted. We adopted this guidance in 2012.

In September 2011, the FASB issued amended guidance for goodwill impairment. The guidance simplifies how entities test goodwill for impairment. The new guidance allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity will be required to perform the two-step impairment test only if it concludes that the fair value of a reporting unit is more likely than not, less than its carrying value. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. We adopted this guidance in the first quarter of 2012.

In June 2011, the FASB issued amended guidance for comprehensive income. The guidance requires an entity to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The new guidance eliminates the option to present the components of other comprehensive income as part of the statement of shareholders' equity. Subsequently, in December 2011, the FASB issued its final standard to defer the new requirement to present components of reclassifications of other comprehensive income on the face of the income statement. The other requirements contained in the new standard on comprehensive income must still be adopted by the FASB. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. We adopted this guidance in the first quarter of 2012 and opted to present the total of comprehensive income in two separate but consecutive statements.

In May 2011, the FASB issued amended guidance for fair value measurement and disclosure requirements between U.S. generally accepted accounting principles and International Financial Reporting Standards (IFRS). The new guidance includes amendments to clarify the definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. generally accepted accounting principles and IFRS. The guidance also changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. We adopted this guidance in the first quarter of 2012.

Effect of Inflation

Our results of operations and financial condition have not been significantly affected by general inflation. We have reduced the effects of rising costs through improvements in productivity, cost containment programs and, where the competitive environment permits, increased selling prices. However, changes in newsprint prices could have an adverse impact on costs, which we may not be able to offset fully in our pricing or cost containment programs. In addition, inflation and its impact on floating interest rates could affect the amount of interest payments due on our secured credit facilities.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk stemming from changes in interest rates on our long-term notes payable to banks, which are borrowings under our secured revolving credit facilities, and in prices for newsprint. Changes in these factors could cause fluctuations in our net earnings and cash flows. Interest rates on our long-term notes payable to banks are variable. Our borrowings under the secured credit facilities incur interest at either (a) LIBOR plus a margin that ranges from 150.0 basis points to 250.0 basis points, depending on our net debt ratio, or (b) (i) the base rate, which equals the highest of the prime rate set by U.S. Bank National Association, the Federal Funds Rate plus 50.0 basis points or one-month LIBOR plus 100.0 basis points, plus (ii) a margin that ranges from 50.0 basis points to 150.0 basis points, depending on our net debt ratio. The initial pricing spread above LIBOR was 225.0 basis points. Average interest rates on borrowings under our revolving credit facility ranged from 2.65% at the beginning of 2012 to 2.53% at the end of 2012. If interest rates had been 100 basis points higher, our annual interest expense would have increased $0.3 million, assuming comparable borrowing levels. We have not entered into derivative instruments to manage our exposure to interest rate risk.

Price fluctuations for newsprint can have a significant effect on our results of operations. The average net price per ton was $629 in 2012. Based on the consumption of newsprint in 2012 for our publishing businesses, a $10 per ton increase or decrease in the price of newsprint would increase or decrease our total cost of newsprint by $0.3 million. We have not entered into derivative instruments to manage our exposure to newsprint price risk.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

JOURNAL COMMUNICATIONS, INC.
CONSOLIDATED BALANCE SHEETS
Years Ended December 30, 2012 and December 25, 2011
(in thousands, except share and per share amounts)

	2012	2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,430	$ 2,418
Investments of variable interest entity	-	500
Receivables, net	65,265	56,695
Inventories, net	2,944	1,766
Prepaid expenses and other current assets	3,980	3,877
Syndicated programs	2,446	2,822
Deferred income taxes	3,053	3,593
TOTAL CURRENT ASSETS	**80,118**	**71,671**
Property and equipment:		
Land and land improvements	37,574	35,164
Buildings and building improvements	132,400	128,102
Equipment	245,686	242,420
Construction in progress	3,476	2,239
	419,136	407,925
Less accumulated depreciation	247,782	239,725
Net property and equipment	171,354	168,200
Syndicated programs	5,200	4,457
Goodwill	125,818	8,670
Broadcast licenses	129,566	81,547
Other intangible assets, net	62,734	21,400
Deferred income taxes	43,019	57,236
Other assets	7,994	4,544
TOTAL ASSETS	**$ 625,803**	**$ 417,725**
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 26,861	$ 20,516
Accrued compensation	10,715	11,888
Accrued employee benefits	5,155	6,217
Deferred revenue	16,277	14,662
Syndicated programs	2,686	3,436
Accrued income taxes	3,756	2,740
Other current liabilities	6,821	6,093
Current portion of unsecured subordinated notes payable	2,656	-
Current portion of long-term liabilities	126	382
TOTAL CURRENT LIABILITIES	**75,053**	**65,934**
Accrued employee benefits	92,907	90,176
Syndicated programs	5,477	5,527
Long-term notes payable to banks	230,095	41,305
Unsecured subordinated notes payable	13,279	-
Other long-term liabilities	3,491	8,595
Equity:		
Preferred stock, $0.01 par - authorized 10,000,000 shares; no shares outstanding at December 30, 2012 and December 25, 2011	-	-
Common stock, $0.01 par:		
Class C - authorized 10,000,000 shares; issued and outstanding: no shares at December 30, 2012 and 3,264,000 shares at December 25, 2011	-	33
Class B - authorized 120,000,000 shares; issued and outstanding: 6,905,955 shares at December 30, 2012 and 7,214,374 shares at December 25, 2011	63	66
Class A - authorized 170,000,000 shares; issued and outstanding: 43,750,920 shares at December 30, 2012 and 43,778,922 shares at December 25, 2011	438	438
Additional paid-in capital	254,437	257,552
Accumulated other comprehensive loss	(55,739)	(52,982)
Retained earnings (deficit)	6,302	(83)
Total Journal Communications, Inc. shareholders' equity	205,501	205,024
Noncontrolling interest	-	1,164
TOTAL EQUITY	**205,501**	**206,188**
TOTAL LIABILITIES AND EQUITY	**$ 625,803**	**$ 417,725**

See accompanying notes.

JOURNAL COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 30, 2012, December 25, 2011and December 26, 2010
(in thousands, except per share amounts)

	2012	2011	2010
Revenue:			
Broadcasting	$ 235,627	$ 186,080	$ 194,365
Publishing	164,947	170,976	182,799
Corporate eliminations	(532)	(263)	(405)
Total revenue	**400,042**	**356,793**	**376,759**
Operating costs and expenses:			
Broadcasting	101,532	92,371	91,018
Publishing	107,289	109,557	117,074
Corporate eliminations	(532)	(263)	(405)
Total operating costs and expenses	208,289	201,665	207,687
Selling and administrative expenses	130,080	114,467	116,048
Broadcast license impairment	1,681	879	-
Total operating costs and expenses and selling and administrative expenses	**340,050**	**317,011**	**323,735**
Operating earnings	**59,992**	**39,782**	**53,024**
Other income and (expense):			
Interest income	22	117	81
Interest expense	(4,483)	(3,642)	(3,362)
Total other income and (expense)	(4,461)	(3,525)	(3,281)
Earnings from continuing operations before income taxes	55,531	36,257	49,743
Provision for income taxes	22,206	14,412	19,065
Earnings from continuing operations	**33,325**	**21,845**	**30,678**
Earnings from discontinued operations, net of applicable income tax expense of $0, $221 and $2,320, respectively	-	341	3,703
Net earnings	**$ 33,325**	**$ 22,186**	**$ 34,381**
Earnings per share:			
Basic - Class A and B common stock:			
Continuing operations	$ 0.61	$ 0.36	$ 0.52
Discontinued operations	-	0.01	0.07
Net earnings	**$ 0.61**	**$ 0.37**	**$ 0.59**
Diluted - Class A and B common stock:			
Continuing operations	$ 0.61	$ 0.36	$ 0.52
Discontinued operations	-	0.01	0.07
Net earnings	**$ 0.61**	**$ 0.37**	**$ 0.59**
Basic and diluted - Class C common stock:			
Continuing operations	$ 0.74	$ 0.93	$ 1.09
Discontinued operations	-	0.01	0.07
Net earnings	**$ 0.74**	**$ 0.94**	**$ 1.16**

See accompanying notes

JOURNAL COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years Ended December 30, 2012, December 25, 2011and December 26, 2010
(in thousands)

	2012	2011	2010
Net earnings	$ 33,325	$ 22,186	$ 34,381
Other comprehensive income, net of tax:			
Change in pension and postretirement, net of tax benefit (expense) of $1,792, $13,421 and ($1,511), respectively	(2,757)	(20,687)	2,192
Comprehensive income	**$ 30,568**	**$ 1,499**	**$ 36,573**

See accompanying notes

JOURNAL COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF EQUITY

Years Ended December 30, 2012, December 25, 2011and December 26, 2010

(in thousands, except per share amounts)

	Preferred Stock	Common Stock Class C	Common Stock Class B	Common Stock Class A	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings (Deficit)	Non-controlling Interests	Treasury Stock, at cost	Total
Balance at December 27, 2009. . .	**$ -**	**$ 33**	**$ 174**	**$ 418**	**$ 258,413**	**$ (34,487)**	**$ 55,239**	**$ -**	**$(108,715)**	**$171,075**
Net earnings							34,381			34,381
Comprehensive income.						2,192				2,192
Class C minimum dividends ($0.57 per share)							(1,854)			(1,854)
Issuance of shares:										
Conversion of class B to class A			(14)	14						-
Stock grants			5		576					581
Employee stock purchase plan .			1		301					302
Shares purchased and retired										-
Shares withheld from employees for tax withholding			(1)		(549)					(550)
Stock-based compensation					1,211		1			1,212
Consolidation of variable interest entity								1,164		1,164
Reversal of reserve for unrecognized tax benefits					113					113
Income tax benefits from vesting of restricted stock.					311					311
Balance at December 26, 2010. . .	**$ -**	**$ 33**	**$ 165**	**$ 432**	**$ 260,376**	**$ (32,295)**	**$ 87,767**	**$ 1,164**	**$(108,715)**	**$208,927**
Net earnings							22,186			22,186
Comprehensive income.						(20,687)				(20,687)
Class C minimum dividends ($0.57 per share)							(1,854)			(1,854)
Issuance of shares:										
Conversion of class B to class A			(17)	17						-
Stock grants			5		498					503
Employee stock purchase plan .			1		327					328
Shares purchased and retired				(11)	(4,129)					(4,140)
Treasury shares cancelled			(87)		(446)		(108,182)		108,715	-
Shares withheld from employees for tax withholding			(1)		(590)					(591)
Stock-based compensation					1,114					1,114
Income tax benefits from vesting of restricted stock.					402					402
Balance at December 25, 2011. . .	**$ -**	**$ 33**	**$ 66**	**$ 438**	**$ 257,552**	**$ (52,982)**	**$ (83)**	**$ 1,164**	**$ -**	**$206,188**
Net earnings							33,325			33,325
Comprehensive income.						(2,757)				(2,757)
Class C minimum dividends ($0.35 per share)							(1,146)			(1,146)
Issuance of shares:										
Conversion of class B to class A			(7)	7						-
Stock grants			5		384					389
Employee stock purchase plan .					271					271
Class C shares repurchase		(33)			(117)		(25,794)			(25,944)
Shares purchased and retired				(7)	(3,558)					(3,565)
Shares withheld from employees for tax withholding			(1)		(654)					(655)
Stock-based compensation					1,639					1,639
Income tax benefits from vesting of restricted stock.					293					293
Purchase of noncontrolling interest .					(1,373)			(1,164)		(2,537)
Balance at December 30, 2012. . .	**$ -**	**$ -**	**$ 63**	**$ 438**	**$ 254,437**	**$ (55,739)**	**$ 6,302**	**$ -**	**$ -**	**$205,501**

See accompanying notes

JOURNAL COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 30, 2012, December 25, 2011and December 26, 2010
(in thousands)

	2012	2011	2010
Cash flow from operating activities:			
Net earnings	$ 33,325	$ 22,186	$ 34,381
Less earnings from discontinued operations	-	341	3,703
Earnings from continuing operations	33,325	21,845	30,678
Adjustments for non-cash items:			
Depreciation	21,074	21,764	22,697
Amortization	1,776	1,567	1,932
Provision for doubtful accounts	535	665	545
Deferred income taxes	16,843	11,871	8,604
Non-cash stock-based compensation	2,028	1,618	1,657
Curtailment gains for defined benefit pension plans	-	-	(1,109)
Net (gain) loss from disposal of assets	428	(586)	86
Impairment of broadcast licenses	1,681	879	-
Impairment of long-lived assets	493	-	1,802
Net changes in operating assets and liabilities, excluding effect of sales and acquisitions:			
Receivables	(1,983)	(2,381)	2,172
Inventories	(1,178)	(731)	146
Accounts payable	5,880	(2,379)	1,361
Other assets and liabilities	(3,240)	(8,598)	1,248
NET CASH PROVIDED BY OPERATING ACTIVITIES	**77,662**	**45,534**	**71,819**
Cash flow from investing activities:			
Capital expenditures for property and equipment	(12,736)	(10,661)	(9,391)
Proceeds from sales of assets	1,244	210	793
Proceeds from sale of businesses	2,904	1,574	14,044
Insurance proceeds for tower collapse and replacement	-	-	728
Acquisition of businesses	(231,728)	-	-
NET CASH (USED FOR) PROVIDED BY INVESTING ACTIVITIES	**(240,316)**	**(8,877)**	**6,174**
Cash flow from financing activities:			
Payments of financing costs	(4,583)	-	(3,338)
Proceeds from long-term notes payable to banks	349,955	94,409	88,983
Payments on long-term notes payable to banks	(161,165)	(127,674)	(165,788)
Payments on unsecured subordinated notes payable	(9,664)	-	-
Principal payments under capital lease obligations	(258)	(343)	(319)
Proceeds from issuance of common stock, net	245	295	272
Income tax benefits from vesting of restricted stock	330	464	451
Redemption of common stock, net	(3,910)	(4,010)	-
Purchase of noncontrolling interest	(2,038)	-	-
Payment of cash equivalent of accrued dividends	(6,246)	-	-
NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	**162,666**	**(36,859)**	**(79,739)**
Cash flow from discontinued operations:			
Net operating activities	-	(259)	1,069
Net investing activities	-	823	(636)
NET CASH PROVIDED BY DISCONTINUED OPERATIONS	**-**	**564**	**433**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**12**	**362**	**(1,313)**
Cash and cash equivalents:			
Beginning of year	2,418	2,056	3,369
End of Year	**$ 2,430**	**$ 2,418**	**$ 2,056**
SUPPLEMENTAL CASH FLOW INFORMATION			
Cash paid for income taxes	$ 4,317	$ 7,710	$ 8,110
Cash paid for interest	$ 1,521	$ 1,709	$ 2,088

See accompanying notes

JOURNAL COMMUNICATIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 30, 2012 (in thousands, except per share amounts)

1 SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and consolidation—We report on a 52-53 week fiscal year ending on the last Sunday of December in each year. In addition, we have four quarterly reporting periods, each consisting of thirteen weeks and ending on a Sunday, provided that once every six years the fourth quarterly reporting period will be fourteen weeks. The fourth quarterly reporting period in our 2012 fiscal year consists of fourteen weeks.

The consolidated financial statements include the accounts of Journal Communications, Inc. and its wholly owned subsidiaries. In 2012, we purchased the remaining noncontrolling interest associated with a variable interest entity (VIE) for which we were the primary beneficiary in accordance with U.S. generally accepted accounting principles and pursuant to the rules and regulations of the Securities and Exchange Commission. All significant intercompany balances and transactions have been eliminated.

The gain on the sale of NorthStar Print Group Inc.'s (NorthStar) real estate holdings, the operations of PrimeNet Marketing Services (PrimeNet), our former direct marketing services business, and IPC Print Services, Inc. (IPC), our former printing services business, have been reflected as discontinued operations in our consolidated statements of operations.

Use of estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue recognition—Our principal sources of revenue are the sale of airtime on television and radio stations, the sale of advertising in newspapers and the sale of newspapers to individual subscribers and distributors. In addition, we sell advertising on our newspaper, television and radio websites and derive revenue from other online activities. Advertising revenue is recognized in the publishing and broadcasting businesses when advertisements are published, aired or displayed, or when related advertising services are rendered. Newspaper advertising contracts, which generally have a term of one year or less, may provide rebates or discounts based upon the volume of advertising purchased during the terms of the contracts. Estimated rebates and discounts are recorded as a reduction of revenue in the period the advertisement is displayed. This requires us to make certain estimates regarding future advertising volumes. Estimates are based on various factors including historical experience and advertising sales trends. These estimates are revised as necessary based on actual volumes realized. Circulation revenue is recognized on a pro-rata basis over the term of the newspaper subscription or when the newspaper is delivered to the customer. Amounts we receive from customers in advance of revenue recognition are deferred as liabilities. Deferred revenue to be earned more than one year from the balance sheet date is included in other long-term liabilities in the consolidated balance sheets.

Printing revenue from external customers as well as third-party distribution revenue is recognized when the product is delivered in accordance with the customers' instructions.

We also derive revenues from retransmission of our broadcast programs by Multichannel Video Programming Distributors (MVPDs). Retransmission revenues from MVPDs are recognized based on average monthly subscriber counts and contractual rates over the terms of the agreements.

December 30, 2012 (in thousands, except per share amounts)

1 SIGNIFICANT ACCOUNTING POLICIES continued

Multiple-deliverable revenue arrangements— Our broadcast business sells airtime on television and radio stations and online advertising bundled arrangements, where multiple products are involved. Significant deliverables within these arrangements include advertising on television and radio stations and advertising placed on various company websites, each of which are considered separate units of accounting. Our daily newspaper sells print and online advertising in bundled arrangements, where multiple products are involved. Significant deliverables within these arrangements include advertising in the printed daily newspaper and advertising placed on various company websites, each of which are considered separate units of accounting. There were no significant changes in units of accounting, the allocation process or the pattern and timing of revenue recognition upon adoption of the amended guidance related to revenue recognition for arrangements with multiple deliverables.

Shipping and handling costs—Shipping and handling costs, including postage, billed to customers are included in revenue and the related costs are included in operating costs and expenses.

Advertising expense—We expense our advertising costs as incurred. Advertising expense totaled $7,533, $7,000 and $6,692 in 2012, 2011 and 2010, respectively.

Interest expense—All interest incurred during the years ended December 30, 2012, December 25, 2011 and December 26, 2010 was expensed.

Income taxes—Deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. Valuation allowances are established when management determines that it is more likely than not that some portion or all of a deferred tax asset will not be realized.

We recognize an uncertain tax position when it is more likely than not to be sustained upon examination by taxing authorities and we measure the tax benefit as the largest amount of benefit, determined on a cumulative probability basis, which is more likely than not to be realized upon ultimate settlement.

Fair values—The carrying amount of cash and cash equivalents, receivables, accounts payable, accrued severance and barter programming assets and liabilities approximates fair value as of December 30, 2012 and December 25, 2011.

Cash equivalents—Cash equivalents are highly liquid investments with maturities of three months or less when purchased. Cash equivalents are stated at cost, which approximates market value.

Receivables, net— Our non-interest bearing accounts receivable arise primarily from the sale of advertising, commercial printing, commercial distribution and the retransmission of our television programs by MVPDs. We record accounts receivable at original invoice amounts. The accounts receivable balance is reduced by an estimated allowance for doubtful accounts. We evaluate the collectability of our accounts receivable based on a combination of factors. We specifically review historical write-off activity by market, large customer concentrations, customer creditworthiness and changes in our customer payment patterns and terms when evaluating the adequacy of the allowance for doubtful accounts. In circumstances where we are aware of a specific customer's inability to meet its financial obligations, we record a specific reserve to reduce the amounts recorded to what we believe will be collected. For all other customers, we recognize allowances for bad debts based on historical experience of bad debts as a percent of accounts receivable for each business unit. We write off uncollectible accounts against the allowance for doubtful accounts after collection efforts have been exhausted. The allowance for doubtful accounts at December 30, 2012 and December 25, 2011 was $2,468 and $1,870, respectively.

December 30, 2012 (in thousands, except per share amounts)

1 SIGNIFICANT ACCOUNTING POLICIES continued

Concentration of credit risk—Generally, credit is extended based upon an evaluation of the customer's financial position, and advance payment is not required. Credit losses are provided for in the financial statements and have been within management's expectations. Given the current economic environment, credit losses may increase in the future.

Inventories—Inventories are stated at the lower of cost (first in, first out method) or market. A summary of inventories follows:

	2012	2011
December 30 and December 25		
Paper and supplies	$ 2,950	$ 1,778
Work in process	84	33
Less obsolescence reserve	(90)	(45)
Inventories, net	$ 2,944	$ 1,766

Television programming—We have agreements with distributors for the rights to television programming over contract periods, which generally run for one to five years. Each contract is recorded as an asset and a liability at an amount equal to its gross contractual commitment when the license period begins and the program is available for its first showing. The portion of program contracts that become payable within one year is reflected as a current liability in the accompanying consolidated balance sheets. The rights to program materials are carried at the lower of unamortized cost or estimated net realizable value or in the case of programming obtained by an acquisition, at estimated fair value. The cost for the rights of first-run and sports programming are recorded as the episodes and games are broadcast. We do not record an asset and liability for such rights when the license period begins because the programming is not available for broadcast. Certain of our agreements require us to provide barter advertising time to our distributors. Barter advertising revenue and expense was $5,698, $4,990 and $4,552 in 2012, 2011 and 2010, respectively.

Property and equipment—Property and equipment are recorded at cost. Depreciation of property and equipment is provided, using the straight-line method, over the estimated useful lives, which are as follows:

	Years
Building and land improvements	10
Buildings	30
Newspaper printing presses	25
Broadcasting equipment	5-20
Other printing presses	10
Other	3-10

Depreciation expense totaled $21,074, $21,764 and $22,697 in 2012, 2011 and 2010, respectively.

Capital leases—We charge amortization expense of assets recorded under capital leases to depreciation expense in our consolidated statements of operations and accumulated depreciation in our consolidated balance sheets. At December 30, 2012 we recorded $1,834 for capital leases in equipment, $1,683 in accumulated depreciation, $54 in current portion of long-term liabilities and $113 in other long-term liabilities in our consolidated balance sheet. At December 25, 2011 we recorded $1,884 for capital leases in equipment, $1,525 in accumulated depreciation, $258 in current portion of long-term liabilities and $166 in other long-term liabilities in our consolidated balance sheet.

December 30, 2012 (in thousands, except per share amounts)

1 SIGNIFICANT ACCOUNTING POLICIES continued

Intangible assets—Indefinite-lived intangible assets, which consist of broadcast licenses and goodwill, are reviewed for impairment at least annually or more frequently if impairment indicators are present. We continue to amortize definite-lived intangible assets on a straight-line basis over periods of five to 25 years. The costs incurred to renew or extend the term of our broadcast licenses and certain customer relationships are expensed as incurred. See Note 9, "Goodwill, Broadcast Licenses and Other Intangible Assets," for additional disclosures on our intangible assets.

Notes receivable — We received a $450 secured note resulting from the sale of two radio stations in Boise, Idaho in September 2009. Interest-only payments were due monthly and the principal balance of the note was due on September 25, 2014. Principal payments totaling $50 were received in 2011 and 2010. At December 25, 2011, the note receivable was $400 and reported in other assets in the condensed consolidated balance sheets. In the third quarter of 2012, the remaining balance was paid.

In consideration for the sale of the Clearwater, Florida-based operations of PrimeNet in February 2010, we received a $700 promissory note repayable over four years and a $147 working capital note repayable over three years. At the time of the sale, we recorded receivables of $587 and $129, respectively, representing the fair value of the notes discounted at 6.785% and 9.08%, respectively. At December 25, 2011, the notes receivables balances were $433 and $51, respectively, and reported in receivables, net in the consolidated balance sheets. In 2012, both notes were paid in full.

In partial consideration for the sale of certain publishing assets of Journal Community Publishing Groups, Inc. in December 2012, we received a $772 promissory note bearing interest at 3% and repayable over three years. At the time of the sale, we recorded a $738 receivable representing the estimated fair value of the note discounted at 6.25%. These fair value measurements fall within Level 2 of the fair value hierarchy.

Interest income and the unamortized discount on our notes receivable are recorded using the effective interest method.

Impairment of long-lived assets—Property and equipment and other definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If an asset is considered impaired, a charge is recognized for the difference between the fair value and carrying value of the asset or group of assets. Such analyses necessarily involve significant judgment. In 2012, we recorded property impairment charges of $368 and $125 at our broadcasting segment and publishing segment, respectively, representing the excess of indicated fair value over the carrying value of the assets held for sale. Fair value was determined pursuant to a broker's opinion of the value based upon similar assets in an inactive market. This fair value measurement is considered a level 2 measurement under the fair value hierarchy. We recorded a property impairment loss of $1,802 at our broadcasting segment in 2010 representing the excess of indicated fair value over the carrying value of assets held for sale. Fair value was determined pursuant to a broker's opinion of value based upon similar assets in an inactive market. This fair value measurement is considered a level 2 measurement under the fair value hierarchy. The charges are reported in selling and administrative expenses in the consolidated statement of operations.

Share Repurchases—Shares repurchased under our July 2011 share repurchase program remain authorized but unissued. The cost of the class A shares repurchased under the program was greater than par value and we recorded a charge to par value and additional paid in capital. On August 13, 2012, we repurchased all 3,264 outstanding shares of our class C common stock, including all rights associated with such shares of class C common stock.

1 SIGNIFICANT ACCOUNTING POLICIES continued

Earnings per share

Basic

For all periods during which our class C common stock was issued and outstanding (see Note 2 "Notes Payable" regarding the Company's repurchase of all 3,264 shares of the Company's class C common stock issued and outstanding), we apply the two-class method for calculating and presenting our basic earnings per share. As noted in the FASB's guidance for earnings per share, the two-class method is an earnings allocation formula that determines earnings per share for each class of common stock according to dividends declared (or accumulated) and participation rights in undistributed earnings. Under that method:

(a) Income (loss) from continuing operations ("net earnings (loss)") is reduced by the amount of dividends declared in the current period for each class of stock and by the contractual amount of dividends that must be paid or accrued during the current period.

(b) The remaining earnings, which may include earnings from discontinued operations ("undistributed earnings"), are allocated to each class of common stock to the extent that each class of stock may share in earnings if all of the earnings for the period were distributed.

(c) The remaining losses ("undistributed losses") are allocated to the class A and B common stock. Undistributed losses are not allocated to the class C common stock and non-vested restricted stock because the class C common stock and the non-vested restricted stock are not contractually obligated to share in the losses. Losses from discontinued operations are allocated to class A and B common stock and may be allocated to class C common stock and non-vested restricted stock if there is undistributed earnings after deducting earnings distributed to class C common stock from income from continuing operations.

(d) The total earnings (loss) allocated to each class of common stock are then divided by the number of weighted average shares outstanding of the class of common stock to which the earnings (loss) are allocated to determine the earnings (loss) per share for that class of common stock.

(e) Basic earnings (loss) per share data are presented for class A and B common stock in the aggregate and for class C common stock. The basic earnings (loss) per share for class A and B common stock are the same; hence, these classes are reported together.

In applying the two-class method, we have determined that undistributed earnings should be allocated equally on a per share basis among each class of common stock due to the lack of any contractual participation rights of any class to those undistributed earnings. Undistributed losses are allocated to only the class A and B common stock for the reason stated above.

December 30, 2012 (in thousands, except per share amounts)

1 SIGNIFICANT ACCOUNTING POLICIES continued

The following table sets forth the computation of basic earnings per share under the two-class method:

	2012	2011	2010
Numerator for basic earnings from continuing operations for each class of common stock and non-vested restricted stock:			
Earnings form continuing operations	$ 33,325	$ 21,845	$ 30,678
Less dividends:			
Class A and B	-	-	-
Minimum class C	1,146	1,854	1,854
Non-vested restricted stock	-	-	-
Total undistributed earnings from continuing operations	$ 32,179	$ 19,991	$ 28,824
Undistributed earnings from continuing operations:			
Class A and B	$ 30,701	$ 18,546	$ 26,634
Class C	1,261	1,186	1,712
Non-vested restricted stock	217	259	478
Total undistributed earnings from continuing operations	$ 32,179	$ 19,991	$ 28,824
Numerator for basic earnings from continuing operations per class A and B common stock:			
Minimum dividends on class A and B	$ -	$ -	$ -
Class A and B undistributed earnings	30,701	18,546	26,634
Numerator for basic earnings from continuing operations per class A and B common stock	$ 30,701	$ 18,546	$ 26,634
Numerator for basic earnings from continuing operations per class C common stock:			
Minimum dividends on class C	$ 1,146	$ 1,854	$ 1,854
Class C undistributed earnings	1,261	1,186	1,712
Numerator for basic earnings from continuing operations per class C common stock	$ 2,407	$ 3,040	$ 3,566
Denominator for basic earnings from continuing operations for each class of common stock:			
Weighted average shares outstanding -			
Class A and B	50,091	51,088	50,789
Class C	3,264[(1)]	3,264	3,264
Basic earnings per share from continuing operations:			
Class A and B	**$ 0.61**	**$ 0.36**	**$ 0.52**
Class C	**$ 0.74**	**$ 0.93**	**$ 1.09**

(1) The weighted average number of shares is calculated only for the period of time which the class C common stock was outstandingduring the period, not the entire period.

JOURNAL COMMUNICATIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 30, 2012 (in thousands, except per share amounts)

1 SIGNIFICANT ACCOUNTING POLICIES continued

	2012	2011	2010
Numerator for basic earnings from discontinued operations for each class of common stock and non-vested restricted stock:			
Total undistributed earnings from discontinued operations	$ -	$ 341	$ 3,703
Undistributed earnings from discontinued operations:			
Class A and B	$ -	316	$ 3,422
Class C	-	20	$ 220
Non-vested restricted stock	-	5	$ 61
Total undistributed earnings from discontinued operations	$ -	341	$ 3,703
Denominator for basic earnings from discontinued operations for each class of common stock:			
Weighted average shares outstanding -			
Class A and B	50,091	51,088	50,789
Class C	3,264[(1)]	3,264	3,264
Basic earnings per share from discontinued operations:			
Class A and B	**$ -**	**$ 0.01**	**$ 0.07**
Class C	**$ -**	**$ 0.01**	**$ 0.07**
Numerator for basic net earnings for each class of common stock:			
Net earnings	$ 33,325	$ 22,186	$ 34,381
Less dividends:			
Class A and B	-	-	-
Minimum class C	1,146	1,854	1,854
Non-vested restricted stock	-	-	-
Total undistributed net earnings	$ 32,179	$ 20,332	$ 32,527
Undistributed net earnings:			
Class A and B	$ 30,701	$ 18,862	$ 30,056
Class C	1,261	1,206	1,932
Non-vested restricted stock	217	264	539
Total undistributed net earnings	$ 32,179	$ 20,332	$ 32,527
Numerator for basic net earnings per class A and B common stock:			
Dividends on class A and B	$ -	$ -	$ -
Class A and B undistributed net earnings	30,701	18,862	30,056
Numerator for basic net earnings per class A and B common stock	$ 30,701	$ 18,862	$ 30,056

(1) The weighted average number of shares is calculated only for the period of time which the class C common stock was outstandingduring the period, not the entire period.

JOURNAL COMMUNICATIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 30, 2012 (in thousands, except per share amounts)

1 SIGNIFICANT ACCOUNTING POLICIES continued

	2012	2011	2010
Numerator for basic net earnings per class C common stock:			
Minimum dividends on class C	$ 1,146	$ 1,854	$ 1,854
Class C undistributed net earnings	1,261	1,206	1,932
Numerator for basic net earnings per class C common stock	$ 2,407	$ 3,060	$ 3,786
Denominator for basic net earnings for each class of common stock:			
Weighted average shares outstanding -			
Class A and B	50,091	51,088	50,789
Class C	3,264[(1)]	3,264	3,264
Basic net earnings per share:			
Class A and B	**$ 0.61**	**$ 0.37**	**$ 0.59**
Class C	**$ 0.74**	**$ 0.94**	**$ 1.16**

(1) The weighted average number of shares is calculated only for the period of time which the class C common stock was outstanding during the period, not the entire period.

Diluted

Diluted earnings per share is computed based upon the assumption that common shares are issued upon exercise of our stock appreciation rights when the exercise price is less than the average market price of our common shares and common shares will be outstanding upon expiration of the vesting periods for our non-vested restricted stock and performance-based restricted stock units. For the year ended December 30, 2012, 615 non-vested restricted class B common shares and performance-based restricted stock units are not included in the computation of diluted earnings per share because they are anti-dilutive. For the year ended December 25, 2011, 657 non-vested restricted class B common shares are not included in the computation of diluted earnings per share because they are anti-dilutive. The class C shares are not converted into class A and B shares because they are anti-dilutive for all periods presented, and therefore are not included in the diluted weighted average shares outstanding.

December 30, 2012 (in thousands, except per share amounts)

1 SIGNIFICANT ACCOUNTING POLICIES continued

The following table sets forth the computation of diluted net earnings (loss) per share for class A and B common stock:

	2012	2011	2010
Numerator for diluted net earnings per share:			
Dividends on class A and B common stock	$ -	$ -	$ -
Total undistributed earnings from continuing operations	30,701	18,546	26,634
Total undistributed earnings from discontinued operations	-	316	3,422
Net earnings	$ 30,701	$ 18,862	$ 30,056
Denominator for diluted net earnings per share:			
Weighted average shares outstanding	50,091	51,088	50,789
Diluted earnings per share:			
Continuing operations	**$ 0.61**	**$ 0.36**	**$ 0.52**
Discontinued operations	**-**	**0.01**	**0.07**
Net earnings	**$ 0.61**	**$ 0.37**	**$ 0.59**

Diluted earnings per share for the class C common stock is the same as basic earnings per share for the class C common stock because there are no class C common stock equivalents.

Prior to the repurchase of the class C common stock, each of the 3,264 class C shares outstanding was convertible at any time at the option of the holder into either (i) 1.363970 class A shares (or a total of 4,452 class A shares) or (ii) 0.248243 class A shares (or a total of 810 class A shares) and 1.115727 class B shares (or a total of 3,642 class B shares).

New accounting standards

In February 2013, the FASB issued guidance related to items reclassified from accumulated other comprehensive income. The new guidance requires either in a single note or parenthetically on the face of the financial statements: (i) the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and (ii) the income statement line items affected by the reclassification. This guidance is effective for fiscal years beginning January 1, 2013 with early adoption permitted. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

In July 2012, the Financial Accounting Standards Board (FASB) issued amended guidance for impairment of indefinite-lived intangible assets. The guidance allows for an option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the indefinite-lived intangible asset exceeds its carrying amount. If the qualitative factors lead us to conclude it is more likely than not that the fair value exceeds the carrying value of the indefinite-lived intangible asset, then the fair value does not need to be calculated. This update is effective for annual and interim impairment tests performed for the fiscal years beginning after September 15, 2012, with early adoption permitted. We adopted this guidance in 2012.

December 30, 2012 (in thousands, except per share amounts)

1 SIGNIFICANT ACCOUNTING POLICIES continued

In September 2011, the FASB issued amended guidance for goodwill impairment. The guidance simplifies how entities test goodwill for impairment. The new guidance allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity will be required to perform the two-step impairment test only if it concludes that the fair value of a reporting unit is more likely than not, less than its carrying value. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. We adopted this guidance in the first quarter of 2012.

In June 2011, the FASB issued amended guidance for comprehensive income. The guidance requires an entity to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The new guidance eliminates the option to present the components of other comprehensive income as part of the statement of shareholders' equity. Subsequently, in December 2011, the FASB issued its final standard to defer the new requirement to present components of reclassifications of other comprehensive income on the face of the income statement. The other requirements contained in the new standard on comprehensive income must still be adopted by the FASB. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. We adopted this guidance in the first quarter of 2012 and opted to present the total of comprehensive income in two separate but consecutive statements.

In May 2011, the FASB issued amended guidance for fair value measurement and disclosure requirements between U.S. generally accepted accounting principles and International Financial Reporting Standards (IFRS). The new guidance includes amendments to clarify the definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. generally accepted accounting principles and IFRS. The guidance also changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. We adopted this guidance in the first quarter of 2012.

2 NOTES PAYABLE

Long-term Notes Payable to Banks

On December 5, 2012, we entered into an amended and restated credit agreement for a secured term loan facility and a secured revolving credit facility with aggregate commitments of $350,000, including the term loan commitment of $150,000 and the revolving credit facility commitment of $200,000, both of which mature on December 5, 2017. The secured term loan facility amortizes at 10% per annum payable quarterly with the balance due at maturity. As of December 30, 2012, the outstanding principal amount of revolving loans drawn under the credit agreement was $80,095, and the outstanding principal amount of term loans drawn under the credit agreement was $150,000. The proceeds of the senior secured credit facilities were used for the acquisition of NewsChannel 5 Network, LLC and general corporate purposes. Amounts under the secured revolving credit facility may be borrowed, repaid and reborrowed by us from time to time until the maturity date of the revolving loan facility. Voluntary prepayments and commitment reductions are permitted at any time without fee upon proper notice and subject to a minimum dollar requirement. Voluntary prepayments of the secured term loan facility represent a permanent reduction in credit available. At our option, the commitments under the credit agreement may be increased from time to time to an aggregate amount not to exceed $450,000. The increase option is subject to the satisfaction of certain conditions, including, without limitation, the identification of lenders (which may include existing lenders or new lenders) willing to provide the additional commitments.

December 30, 2012 (in thousands, except per share amounts)

2 NOTES PAYABLE continued

Our borrowings under the credit agreement incur interest at either (a) LIBOR plus a margin that ranges from 150.0 basis points to 250.0 basis points, depending on our net debt ratio, or (b) (i) the base rate, which equals the highest of the prime rate set by U.S. Bank National Association, the Federal Funds Rate plus 50.0 basis points or one-month LIBOR plus 100.0 basis points, plus (ii) a margin that ranges from 50.0 basis points to 150.0 basis points, depending on our net debt ratio. The initial pricing spread above LIBOR was 225.0 basis points.

Our obligations under the credit agreement are currently guaranteed by certain of our domestic subsidiaries. Subject to certain exceptions, the credit agreement is secured by liens on certain of our assets and contains affirmative, negative and financial covenants which are customary for financings of this type, including, among other things, limits on the creation of liens, limits on the incurrence of indebtedness, restrictions on dispositions and restrictions on the payment of dividends. The senior secured credit facilities contains the following financial covenants which remain constant over the term of the agreement:

- A consolidated funded debt ratio of not greater than 3.75-to-1, as of the end of each fiscal quarter, as determined for the four fiscal quarters then ended. This ratio compares, as of the date of determination, our consolidated funded debt on such date to consolidated EBITDA, defined in the credit agreement as earnings before interest, taxes, depreciation, amortization, restructuring charges, gains/losses on asset disposals, non-cash charges and certain other adjustments.

- A minimum interest coverage ratio of not less than 3-to-1, as of the end of each fiscal quarter, as determined for the four fiscal quarters then ended. This ratio compares, for any period, our consolidated EBITDA, defined in the credit agreement as earnings before interest, taxes, depreciation, amortization, restructuring charges, gains/losses on asset disposals, non-cash charges and certain other adjustments.

As of December 30, 2012 and December 25, 2011, we had borrowings of $230,095 and $41,305, respectively, under our credit facilities at a currently effective blended interest rate of 2.53% and 2.65%, respectively. Fees in connection with the credit facilities of $4,727 which are included in other assets, are being amortized over the term of the senior secured credit facilities using the straight-line method.

We estimate the fair value of our senior secured credit facilities at December 30, 2012 to be $224,752, based on discounted cash flows using an interest rate of 3.08%. We estimated the fair value of our secured credit facility at December 25, 2011 to be $40,988, based on discounted cash flows using an interest rate of 3.05%. Interest rates utilized are estimated based on observed market rates of interest for debt with similar maturities and seniority. These fair value measurements fall within Level 2 of the fair value hierarchy.

Scheduled minimum principal repayments of the secured term loan facility are $11,250 in 2013, $15,000 in 2014, $15,000 in 2015, $15,000 in 2016 and $93,750 thereafter.

Unsecured Subordinated Notes Payable

On August 13, 2012, we repurchased all 3,264 outstanding shares of our class C common stock, including all rights associated with such shares of class C common stock, in exchange for $6,246 in cash and the issuance of 15 unsecured subordinated promissory notes with an aggregate principal amount of $25,599 and bearing interest at a rate of 7.25% per annum. The cash payment equaled the amount of the minimum unpaid and undeclared dividend on the class C common stock through August 12, 2012.

December 30, 2012 (in thousands, except per share amounts)

2 NOTES PAYABLE continued

The aggregate principal amount of the subordinated notes was determined by multiplying the volume weighted average price of our class A common stock on the New York Stock Exchange over the five consecutive trading days ending on (and including) August 10, 2012 of $5.75 by the number of fully diluted shares of class C common stock (each class C share was convertible into 1.363970 shares of class A common stock pursuant to our amended and restated articles of incorporation for a total of 4,452 shares on a class A-equivalent basis).

One subordinated note of $1,340 was repaid in full on September 21, 2012. Six of the remaining subordinated notes, with an aggregate principal amount of $8,324, were paid on December 21, 2012. The remaining eight subordinated notes, with an aggregate principal amount of approximately $15,935, are payable in six equal annual installments on September 30 of each of 2013, 2014, 2015, 2016, 2017 and 2018, with no prepayment right. Interest on the notes is payable quarterly.

We estimate the fair value of the subordinated notes to be $16,188 based on discounted cash flows using an interest rate of 7.26%, which falls within Level 2 of the fair value hierarchy. Interest rates utilized are estimated based on observed market rates of interest for debt with similar maturities and seniority. As of December 30, 2012, $15,935 of the subordinated notes remains outstanding.

Scheduled minimum principal repayments of the unsecured subordinated notes payable are $2,656 in 2013, $2,656 in 2014, $2,656 in 2015, $2,656 in 2016 and $5,311 thereafter.

3 EMPLOYEE BENEFIT PLANS

We have a defined benefit pension plan covering certain employees. The plan provides benefits based on years of service and the average compensation for the employee's last five years of employment. Plan assets consist primarily of listed stocks and government and other bonds.

We also sponsor an unfunded non-qualified pension plan for certain employees whose benefits under the pension plan and the 401(k) plan may be restricted due to limitations imposed by the Internal Revenue Service. The disclosure for the unfunded non-qualified pension plan for all years presented is combined with the defined benefit pension plan.

In addition, we provide postretirement health benefits to certain retirees and their eligible spouses and certain full-time active employees who did not attain age 50 by December 31, 2006. Full-time active employees who retire after April 1, 2007 do not receive an employer contribution for health benefits after attaining age 65. Due to certain plan changes, we do not expect the plan will qualify for actuarial equivalent pharmaceutical benefits under the Medicare Part D federal subsidy.

	Pension Benefits		Other Postretirement Benefits	
Years ended December 30 and December 25	2012	2011	2012	2011
Change in benefit obligations				
Benefit obligation at beginning of year	$ 171,028	$ 151,151	$ 17,274	$ 17,342
Service cost	-	-	14	53
Interest cost	7,578	7,850	630	827
Actuarial loss	12,322	20,941	(2,010)	1,009
Benefits paid	(8,924)	(8,914)	(1,300)	(1,957)
Benefit obligation at end of year	**$ 182,004**	**$ 171,028**	**$ 14,608**	**$ 17,274**

JOURNAL COMMUNICATIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 30, 2012 (in thousands, except per share amounts)

3 EMPLOYEE BENEFIT PLANS continued

Years ended December 30 and December 25	Pension Benefits 2012	Pension Benefits 2011	Other Postretirement Benefits 2012	Other Postretirement Benefits 2011
Change in plan assets				
Fair value of plan assets at beginning of year	$ 96,699	$ 109,103	$ -	$ -
Actual gain (loss) on plan assets	11,672	(3,865)	-	-
Company contributions	3,155	375	1,300	1,957
Benefits paid	(8,924)	(8,914)	(1,300)	(1,957)
Fair value of plan assets at end of year	**$ 102,602**	**$ 96,699**	**$ -**	**$ -**
Funded status	**$ (79,402)**	**$ (74,329)**	**$ (14,608)**	**$ (17,274)**

Years ended December 30 and December 25	Pension Benefits 2012	Pension Benefits 2011	Other Postretirement Benefits 2012	Other Postretirement Benefits 2011
Acounts recognized in consolidated balance sheets				
Current liabilities	$ (476)	$ (489)	$ (1,645)	$ (1,850)
Noncurrent liabilities	(78,926)	(73,840)	(12,963)	(15,424)
Total	$ (79,402)	$ (74,329)	$ (14,608)	$ (17,274)

	Pension Benefits			
	Actuarial Loss, Net	Prior Service Credit	Deferred Income Taxes	Total
Amounts recognized in accumulated other comprehensive loss				
As of December 25, 2011	$ 86,151	$ (58)	$ (34,268)	$ 51,825
Current year change	7,066	10	(2,784)	$ 4,292
As of December 30, 2012	$ 93,217	$ (48)	$ (37,052)	$ 56,117

	Other Postretirement Benefits				
	Actuarial Loss (Gain), Net	Prior Service Credit	Transition Obligation	Deferred Income Taxes	Total
Amounts recognized in accumulated other comprehensive loss					
As of December 25, 2011	$ 2,381	$ (1,002)	$ 546	$ (768)	$ 1,157
Current year change	(2,198)	219	(546)	990	$ (1,535)
As of December 30, 2012	$ 183	$ (783)	$ -	$ 222	$ (378)

December 30, 2012 (in thousands, except per share amounts)

3 EMPLOYEE BENEFIT PLANS continued

The accumulated benefit obligation for the pension plans was $182,004 and $171,028 at December 30, 2012 and December 25, 2011, respectively.

Years ended December 30, December 25 and December 26	Pension Benefits		
	2012	2011	2010
Components of net periodic benefit cost			
Service cost	$ -	$ -	$ -
Interest cost	7,578	7,850	8,197
Expected return on plan assets	(8,454)	(9,594)	(10,224)
Curtailment gain	-	-	(1,109)
Amortization of:			
Unrecognized prior service credit	(10)	(10)	(131)
Unrecognized net loss	2,038	979	3,080
Net periodic benefit cost included in operating costs and expenses and selling and administrative expenses	$ 1,152	$ (775)	$ (187)

On October 12, 2010, our board of directors approved an amendment to our qualified defined benefit pension plan to permanently suspend the plan and permanently cease all benefit accruals under the plan effective January 1, 2011 for all active participants, except for any employee covered by a collective bargaining agreement which requires us to bargain over the permanent suspension of the plan accruals. The accrual of plan benefits had been temporarily suspended from July 1, 2009 through December 31, 2010. For those bargaining unit participants, the temporary suspension of plan accruals was extended until December 31, 2012.

We also permanently suspended the unfunded non-qualified plan, which provided additional benefits to certain employees whose benefits under the pension plan and 401(k) plan were restricted due to limitations imposed by the Internal Revenue Service.

The reduction of benefits under the qualified defined benefit pension plan and the unfunded non-qualified plan resulted in a curtailment gain of $1,109 in 2010. In addition, due to the amendments for these pension plans, plan assets and obligations were remeasured.

Years ended December 30, December 25 and December 26	Other Postretirement Benefits		
	2012	2011	2010
Components of net periodic benefit cost			
Service cost	$ 14	$ 53	$ 85
Interest cost	630	827	951
Amortization of:			
Unrecognized prior service credit	(219)	(219)	(219)
Unrecognized net transition obligation	546	549	549
Unrecognized net loss	188	-	-
Net periodic benefit cost included in selling and administrative expenses	$ 1,159	$ 1,210	$ 1,366

The unrecognized net loss and prior service credit for the defined benefit pension plans that is expected to be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $2,787 and ($10), respectively. The prior service credit and transition obligation for the other postretirement pension plan that is expected to be amortized from other accumulated comprehensive income into net periodic benefit cost over the next fiscal year is ($219) and $0, respectively.

December 30, 2012 (in thousands, except per share amounts)

3 EMPLOYEE BENEFIT PLANS continued

The costs for our pension benefits and other postretirement benefits are actuarially determined. Key assumptions utilized at the measurement dates of December 30, 2012 and December 25, 2011 for pension benefits and for other postretirement benefits include the following:

Weighted-average assumptions used to determine benefit obligations:

	Pension Benefits		Other Postretirement Benefits	
December 30 and December 25	**2012**	**2011**	**2012**	**2011**
Discount rate	3.95%	4.55%	2.75%	3.85%
Rate of compensation increases	-	-	-	-

Weighted-average assumptions used to determine net periodic benefit cost:

	Pension Benefits			Other Postretirement Benefits		
December 30, December 25 and December 26	**2012**	**2011**	**2010**	**2012**	**2011**	**2010**
Discount rate	4.55%	5.35%	5.70/4.70%	3.85%	4.95%	5.50%
Expected return on plan assets	7.75	8.25	8.50/8.25	-	-	-
Rate of compensation increases	-	-	4.80	-	-	-

Due to the amendments to the pension plans, the measurement of the net periodic benefit cost from the beginning of 2010 through October 12, 2010 was based upon a 5.70% discount rate and an 8.50% expected rate of return on plan assets. The measurement of the net periodic pension benefit cost from the amendment date to the end of 2010 was based upon a 4.70% discount rate and an 8.25% expected rate of return on plan assets.

To determine the discount rate assumptions for the pension and the postretirement benefit plans, we studied our plans' specific discount rate by matching our projected benefit payments to a yield curve developed from high grade corporate bonds. The results of those studies were used as the benchmark to determine the discount rate assumptions.

We studied historical markets to determine the long-term rate of return assumption for plan assets. We preserved the long-term historical relationships between equities and fixed-income securities, consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. We evaluate current market factors such as inflation and interest rates before we determine long-term capital market assumptions. We review peer data and historical returns to check for reasonableness and appropriateness. We anticipate our expected rate of return on plan assets assumption to be 7.25% for our 2013 valuation.

December 30, 2012 (in thousands, except per share amounts)

3 EMPLOYEE BENEFIT PLANS continued

The assumed health care cost trend rate used in measuring the postretirement benefit obligation for retirees for 2012 is 9.50%, grading down to 5.00% in the year 2021 and thereafter. The assumed health care cost trend rates have a significant effect on the amounts reported for other postretirement benefits. A 1% change in the assumed health care cost trend rate would have the following effects:

	1% Increase	1% Decrease
Effect on total of service and interest cost components in 2013	$ 83	$ (78)
Effect on postretirement benefit obligation as of December 30, 2012	$ 223	$ (215)

Plan Assets

The following tables present the fair value of our plan assets by level of the fair value hierarchy. In accordance with the FASB's guidance for fair value measurements, level 1 inputs are quoted prices in active markets for identical assets; level 2 inputs are significant other observable inputs; and level 3 inputs are significant unobservable inputs.

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total
December 30, 2012				
Cash	$ 715	$ -	$ -	$ 715
Mutual funds	89,430	-	-	89,430
Money-market fund	7	-	-	7
Collective trust fund	-	12,450	-	12,450
	90,152	12,450	-	102,602
Unsettled trades of common stock	-	-	-	-
Fair value of plan assets	$ 90,152	$ 12,450	$ -	$ 102,602

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total
December 25, 2011				
Common stocks	$ -	$ 9,503	$ -	$ 9,503
Mutual funds	74,665	-	-	74,665
Money-market fund	455	-	-	455
Collective trust fund	-	12,018	-	12,018
	75,120	21,521	-	96,641
Unsettled trades of common stock	-	58	-	58
Fair value of plan assets	$ 75,120	$ 21,579	$ -	$ 96,699

Our pension plan weighted average asset allocations at December 30, 2012 and December 25, 2011 by asset category are as follows:

	Plan Assets	
December 30 and December 25	**2012**	**2011**
Equity securities	65.2%	69.1%
Fixed-income securities	34.9	30.4
Other	(0.1)	0.5
Total	100.0%	100.0%

December 30, 2012 (in thousands, except per share amounts)

3 EMPLOYEE BENEFIT PLANS continued

We employ a total return investment approach whereby a mix of equity and fixed-income investment funds are used to maximize the long-term return of plan assets for a prudent level of risk. We establish our risk tolerance through careful consideration of plan liabilities, plan funded status and our financial condition. The investment portfolio contains a diversified blend of equity and debt investments. The equity component is diversified across U.S. and non-U.S. stocks, as well as growth, value and small and large capitalization stocks. The fixed-income component is diversified across the maturity, quality and sector spectrum. The portfolio may also hold cash equivalents. Fund managers may use derivatives only if the vehicle is deemed by the manager to be more attractive than a similar direct investment in the underlying cash market, or if the vehicle is being used to manage risk of the portfolio. Derivatives, however, may not be used in a speculative manner or to leverage the portfolio. We measure and monitor investment risk on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability allocation studies. The asset mix guidelines for the plan are as follows:

	Percent of Total Portfolio		
	Minimum	Target	Maximum
Large capitalization U.S. stocks	30.0%	35.0%	40.0%
Small capitalization U.S. stocks	15.0	20.0	25.0
International stock	10.0	15.0	20.0
Fixed-income securities	20.0	25.0	35.0
Cash equivalents	-	5.0	5.0

Contributions
We fund our defined benefit pension plan at the minimum amount required by the Pension Protection Act of 2006. During 2012, we contributed $2,768 to our qualified defined benefit pension plan and non-qualified pension plan, respectively. Based on the most recent current projections and after giving effect to our election under the recently enacted Moving Ahead for Progress in the 21st Century Act (MAP-21) pension legislation, we expect to contribute $910 to our qualified defined benefit pension plan in 2013. We expect to contribute $476 to our unfunded non-qualified pension plan in 2013.

Benefit Payments
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid with future contributions to the plan or directly from plan assets, as follows:

	Pension Benefits	Other Postretirement Benefits
2013	$ 9,194	$ 1,645
2014	9,411	1,585
2015	9,644	1,538
2016	9,787	1,479
2017	9,935	1,447
2018-2022	51,948	5,667

December 30, 2012 (in thousands, except per share amounts)

3 EMPLOYEE BENEFIT PLANS continued

The 401(k) plan is a defined contribution benefit plan covering substantially all employees. The plan allows employees to defer up to 50% of their eligible wages, up to the IRS limit, on a pre-tax basis. In addition, employees can contribute up to 50% of their eligible wages after taxes. The maximum combined total contribution may not exceed 50% of each employee's eligible wages. Each employee who elects to participate is eligible to receive company matching contributions. Prior to the suspension of our matching contributions in February 2009, we contributed $0.50 for each dollar contributed by the participant, up to 5% of their eligible wages, for a maximum match of 2.5% of eligible wages, as defined by the 401(k) plan. The matching contributions, recorded as an operating expense, were $1,979, $2,070, and $0 in 2012, 2011, and 2010, respectively. Effective January 1, 2011, the matching contribution to our 401(k) plan was enhanced and we contribute $0.50 for each dollar contributed by the 401(k) participant, up to 7% of their eligible wages, for a maximum match of 3.5% of eligible wages, as defined by the 401(k) plan.

Prior to 2010, we made additional contributions into the 401(k) on behalf of certain employees not covered by the defined benefit pension plan and for employees who elected to freeze their defined pension benefits under our Annual Employer Contribution (AEC) plan. In March 2009, our board of directors approved an amendment to our 401(k) plan to suspend the AEC contribution for all active employees for 18 months beginning July 1, 2009. Our 401(k) plan was further amended on October 12, 2010. Effective January 1, 2011, the AEC is no longer a component of the 401(k) plan.

4 INCOME TAXES

The components of the provision (benefit) for income taxes consist of the following:

Years ended December 30, December 25 and December 26	2012	2011	2010
Continuing operations			
Current:			
Federal	$ 5,080	$ 1,583	$ 8,498
State	283	958	1,963
Total current	5,363	2,541	10,461
Deferred:			
Federal	13,445	10,236	8,248
State	3,398	1,635	356
Total deferred	16,843	11,871	8,604
Total provision for income taxes for continuing operations	$ 22,206	$ 14,412	$ 19,065
Discontinued operations			
Current:			
Federal	$ -	$ 174	$ 2,465
State	-	37	278
Total current	-	211	2,743
Deferred:			
Federal	-	10	(459)
State	-	-	36
Total deferred	-	10	(423)
Total provision (benefit) for income taxes for discontinued operations	$ -	$ 221	$ 2,320

JOURNAL COMMUNICATIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 30, 2012 (in thousands, except per share amounts)

4 INCOME TAXES continued

The significant differences between the statutory federal income tax rates and the effective income tax rates are as follows:

Years ended December 30, December 25 and December 26	2012	2011	2010
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	5.0	5.1	4.8
Revaluation of deferred taxes due to sale of printing services business	-	-	(1.5)
Other	-	(0.3)	0
Effective income tax (benefit) rate	40.0%	39.8%	38.3%

Temporary differences that give rise to the deferred tax assets and liabilities at December 30, 2012 and December 25, 2011 are as follows:

	2012	2011
Current assets		
Receivables	$ 737	$ 655
Inventories	32	17
Other assets	666	658
Accrued compensation	737	946
Accrued state taxes	-	166
Accrued employee benefits	998	1,151
Total current deferred tax assets	3,170	3,593
Current liabitites		
Accrued state taxes	(117)	-
Total current deferred tax liability	(117)	-
Total net current deferred tax assets	$ 3,053	$ 3,593
Non-current assets		
Accrued employee benefits	$ 34,446	$ 33,394
State deferred income taxes	4,533	6,277
State net operating loss	2,122	2,410
Intangible assets	21,664	30,208
Other assets	278	176
Total non-current deferred tax assets	63,043	72,465
Non-current liabilities		
Property and equipment	(19,729)	(15,172)
Valuation allowances	(199)	(57)
Other liabilities	(96)	-
Total non-current deferred tax assets	(20,024)	(15,229)
Total net non-current deferred tax assets	$ 43,019	$ 57,236

December 30, 2012 (in thousands, except per share amounts)

4 INCOME TAXES continued

We deduct broadcast licenses and tax-deductible goodwill over a period of 15 years from the date of acquisition. The non-cash goodwill and broadcast license impairment charges recorded in 2012 and 2011 are not currently deductible for income tax purposes and have caused us to recognize a deferred tax asset. We believe it is more likely than not that we will realize a tax benefit for our deferred tax assets and we believe that they will be utilized to offset future taxable income over the next 20 years in accordance with current income tax law. In the future, we may be required to record a valuation allowance against our deferred tax assets if we have future operating losses or reductions in our expected future profitability which would cause us to believe we would be unable to utilize them.

At December 30, 2012, we have $2,122 of tax-effected state net operating loss carryforwards available to offset against future taxable income over the next 20 years. The net operating losses begin expiring in 2014. To the extent we believe it is more likely than not that certain of the net operating loss carryforwards will expire unused, we have recorded $4 in valuation allowances. There are also $195 of capital loss carryforwards that will expire in 2017. We have $195 in valuation allowances for these capital loss carryforwards due to uncertainties surrounding their use.

We file tax returns in the United States federal jurisdiction, as well as in approximately 15 state and local jurisdictions. The statute of limitations for assessing additional taxes is three years for federal purposes and typically between three and four years for state and local purposes. Accordingly, our 2009 through 2011 tax returns are open for federal purposes, and our 2008 through 2011 tax returns remain open for state tax purposes, unless the statute of limitations has been previously extended. Currently, we are under audit by the IRS for our 2010 and 2011 tax returns, in Wisconsin for our 2004 through 2007 tax returns and Illinois for our 2006 and 2007 tax returns.

As of December 30, 2012, our liability for unrecognized tax benefits was $762, which, if recognized, would have an impact on our effective tax rate. As of December 30, 2012, it is reasonably possible for $102 of unrecognized tax benefits and related interest to be recognized within the next 12 months due to settlements with taxing authorities.

The following table summarizes the activity related to our unrecognized tax benefits during 2012, 2011 and 2010:

	2012	2011	2010
Beginning balance	$ 885	$ 913	$ 1,058
Increases related to current year tax provisions	-	-	18
Increases due to prior year tax provisions	-	14	6
Decreases related to prior year tax provisions	-	(10)	-
Decreases due to the expiration of statutes of limitations	(7)	(32)	(56)
Decreases due to settlements	(116)	-	(113)
Ending Balance	$ 762	$ 885	$ 913

We recognize interest income/expense and penalties related to unrecognized tax benefits in our provision for income taxes. At December 30, 2012 and December 25 2011, we had $229 and $282, respectively, accrued for interest expense and penalties. During 2012 and 2011, we recognized $29 and $51 of interest expense, respectively, related to unrecognized tax benefits. Our liability for interest and penalties decreased by $82 due to settlements with taxing authorities.

December 30, 2012 (in thousands, except per share amounts)

5 COMMITMENTS AND CONTINGENCIES

We lease office space, certain broadcasting facilities, distribution centers, delivery vehicles and equipment under both short-term and long-term leases accounted for as operating leases. Some of the lease agreements contain renewal options and rental escalation clauses, as well as provisions for the payment of utilities, maintenance and taxes.

As of December 30, 2012, our future minimum rental payments due under noncancellable operating lease agreements consist of the following:

	Due In Fiscal Year
2013	$ 2,995
2014	2,026
2015	1,421
2016	807
2017	706
Thereafter	2,549
	$ 10,504

Our publishing businesses lease print equipment and delivery trucks accounted for as capital leases. As of December 30, 2012, our future minimum rental payments due under capital lease agreements consist of the following:

	Due In Fiscal Year
2013	$ 54
2014	45
2015	47
2016	20
2017	-
	$ 166

Rent expense charged to our continuing operations for 2012, 2011 and 2010 was $4,545, $4,207 and $5,038, respectively. We amortize rent expense on a straight-line basis for leases with rent escalation clauses. Rental income from subleases included in our continuing operations for 2012, 2011 and 2010 was $218, $67, and $38, respectively. There were no noncancellable subleases as of December 30, 2012.

At December 30, 2012, we had no purchase commitments at our broadcasting business related to building improvements.

We have $2,320 of standby letters of credit for business insurance purposes.

Over the next four years, we are committed to purchase and provide advertising time in the amount of $9,103 for television program rights that currently are not available for broadcast, including programs not yet produced. If such programs are not produced, our corresponding commitment would expire without obligation.

5 COMMITMENTS AND CONTINGENCIES continued

We provided a guarantee to the landlord of our former New England community newspapers and shopper business, which was sold in 2007, with respect to tenant liabilities and obligations associated with a lease which expires in December 2016. As of December 30, 2012, our potential obligation pursuant to the guarantee was $725, plus costs of collection, attorney fees and other charges incurred if the tenant defaults. As part of the sales transaction, we received a guarantee from the parent entity of the buyer of our New England business that the buyer will satisfy all the liabilities and obligations of the assigned lease. In the event that the buyer fails to satisfy its liabilities and obligations and the landlord invokes our guarantee, we have a right to indemnification from the buyer's parent entity.

6 SHAREHOLDERS' EQUITY

On August 13, 2012, we repurchased all 3,264 outstanding shares of our class C common stock, including all rights associated with such shares of class C common stock. In conjunction with the repurchase, we paid $6,246 in cash equal to the amount of the minimum unpaid and undeclared dividend on the class C common stock through August 12, 2012. We currently have two classes of common stock outstanding. At December 25, 2011, undeclared and unpaid class C dividends were $5,100 and were reported in other long-term liabilities in the consolidated balance sheets.

Class B shares are held by our current and former employees, our non-employee directors and Grant family shareholders. These shares are entitled to ten votes per share, and are convertible to class A shares at the option of the holder after first offering to sell them to other eligible purchasers through the offer procedures set forth in our articles of incorporation. Dividends on class B shares are equal to those declared on the class A shares. Class A shares are publicly traded on the New York Stock Exchange under the symbol "JRN". In 2011, we retired 8,677 class B shares that we held in our treasury. These shares are now designated as authorized and unissued. The excess of the cost of treasury stock over its par value was allocated between retained earnings and paid-in capital.

The changes in the number of shares of our common stock (excluding Treasury stock) during 2012, 2011 and 2010 are as follows (in thousands):

	Common Stock		
	Class C	Class B	Class A
Balance at December 27, 2009	3,264	9,642	41,783
Conversion of class B shares to class A shares	-	(1,413)	1,413
Shares issued under equity incentive and employee stock purchase plans	-	366	-
Balance at December 26, 2010	3,264	8,595	43,196
Conversion of class B shares to class A shares	-	(1,683)	1,683
Shares repurchased	-	-	(1,100)
Shares issued under equity incentive and employee stock purchase plans	-	302	-
Balance at December 25, 2011	3,264	7,214	43,779
Conversion of class B shares to class A shares	-	(682)	682
Shares repurchased	(3,264)		(710)
Shares issued under equity incentive and employee stock purchase plans	-	374	-
Balance at December 30, 2012	-	6,906	43,751

December 30, 2012 (in thousands, except per share amounts)

7 STOCK-BASED COMPENSATION

2007 Journal Communications, Inc. Omnibus Incentive Plan

The purpose of the 2007 Journal Communications, Inc. Omnibus Incentive Plan (2007 Plan) is to promote our success by linking personal interests of our employees, officers and non-employee directors to those of our shareholders, and by providing participants with an incentive for outstanding performance. The 2007 Plan is also intended to enhance our ability to attract, motivate and retain the services of employees, officers and directors upon whose judgment, interest and special effort the successful conduct of our operation is largely dependent.

Subject to adjustment as provided in the 2007 Plan, the aggregate number of shares of class A common stock or class B common stock reserved and available for issuance pursuant to awards granted under the 2007 Plan is 4,800 shares which may be awarded in the form of nonstatutory or incentive stock options, stock appreciation rights, restricted stock, restricted or deferred stock units, performance awards, dividend equivalents or other stock-based awards. The 2007 Plan also provides for the issuance of cash-based awards. The 2007 Plan replaced the 2003 Equity Incentive Plan (2003 Plan) and, as of May 3, 2007, all equity grants are made from the 2007 Plan. We will not grant any additional awards under the 2003 Plan. As of December 30, 2012, there are 2,360 shares available for issuance under the 2007 Plan.

During the years ended December 30, 2012, December 25, 2011 and December 26, 2010, we recognized $2,056, $1,649 and $1,821, respectively, in stock-based compensation expense. During the year ended December 26, 2010, stock based compensation expense included $136 in the net gain from discontinued operations. Total income tax benefit recognized related to stock-based compensation for the years ended December 30, 2012, December 25, 2011 and December 26, 2010 was $822, $656 and $698, respectively. We recognize stock-based compensation expense on a straight-line basis over the service period based upon the fair value of the award on the grant date. As of December 30, 2012, total unrecognized compensation cost related to stock-based awards was $2,038, net of estimated forfeitures, which we expect to recognize over a weighted average period of 1.2 years. Stock-based compensation expense is reported in selling and administrative expenses and the net gain on discontinued operations in our consolidated statements of operations.

Stock grants

The compensation committee of our board of directors has granted class B common stock to employees and non-employee directors under our 2003 Plan and our 2007 Plan. Each stock grant may have been accompanied by restrictions, or may have been made without any restrictions, as the compensation committee of our board of directors determined. Such restrictions could have included requirements that the participant remain in our continuous employment for a specified period of time, or that we or the participant meet designated performance goals. We value non-vested restricted stock grants at the closing market prices of our class A common stock on the grant date.

A summary of stock grant activity during 2012 is:

	Shares	Weighted Average Grant Date Fair Value
Non-vested at December 25, 2011	657	$ 3.89
Granted	382	5.12
Vested	(492)	3.28
Forfeited	(9)	4.91
Non-vested at December 30, 2012	538	$ 5.30

December 30, 2012 (in thousands, except per share amounts)

7 STOCK-BASED COMPENSATION continued

Our non-vested restricted stock grants vest from one to four years from the grant date. We expect our non-vested restricted stock grants to fully vest over the weighted average remaining service period of 1.2 years. The total grant date fair value of shares vesting during 2012 was $1,613. There was an aggregate of 368 unrestricted and non-vested restricted stock grants issued to our non-employee directors (101 shares) and employees (267 shares) in 2011 at a weighted average fair value of $5.63 per share, of which 185 shares are vested as of December 30, 2012 with a total grant date fair value of $1,003. There were 427 unrestricted and non-vested restricted stock grants issued to our directors (106 shares) and employees (321 shares) during 2010 at a weighted average fair value of $4.36 per share, of which 336 shares are vested as of December 30, 2012 with a total grant date fair value of $1,128.

Performance Units

In the first quarter of 2012, the compensation committee of our board of directors approved the grant of performance-based restricted stock units (performance units) under our 2007 Plan, which represent the right to earn shares of class B common stock based on continued employment and the achievement of specified targets for adjusted cumulative EBITDA over the 2012 to 2014 fiscal year performance period. We value performance unit awards at the closing market price of our class A common stock on the grant date. In the first quarter of 2012, we granted 77 performance units at a weighted average fair value of $5.59. The actual number of performance units that vest will be determined at the end of the three year performance period. As of December 30, 2012, 77 performance units remain unvested.

Stock appreciation rights

A stock appreciation right, or SAR, represents the right to receive an amount equal to the excess of the fair value of a share of our class B common stock on the exercise date over the base value of the SAR, which shall not be less than the fair value of a share of our class B common stock on the grant date. Each SAR is settled only in shares of our class B common stock. The term during which any SAR may be exercised is 10 years from the grant date, or such shorter period as determined by the compensation committee of our board of directors.

Our SARs vest over a three year graded vesting schedule and it is our policy to recognize compensation cost for awards with graded vesting on a straight-line basis over the vesting period for the entire award. We ensure the compensation cost recognized at any date is at least equal to the portion of the grant-date value of the award that is vested at that date. The fixed price SARs have a fixed base value equal to the closing price of our class A common stock on the date of grant. The escalating price SARs have an escalating base value that starts with the closing price of our class A common stock on the date of grant and increases by six percent per year for each year that the SARs remain outstanding, starting on the first anniversary of the grant date.

A summary of SAR activity during 2012 is:

	SARS	Weighted Average Exercise Price	Weighted Average Contractual Term Remaining (years)
December 25, 2011			
Outstanding and exercisable	1,083	$ 10.71	5.6
December 30, 2012			
Outstanding and exercisable	1,083	$ 10.71	4.6

December 30, 2012 (in thousands, except per share amounts)

7 STOCK-BASED COMPENSATION continued

All SARs have vested. The aggregate intrinsic value of the SARs outstanding and exercisable at the end of 2012 is zero because the fair market value of our class B common stock on December 30, 2012 was lower than the weighted average exercise price of the SARs.

Employee stock purchase plan
The 2003 Employee Stock Purchase Plan permits eligible employees to purchase our class B common stock at 90% of the fair market value measured as of the closing market price of our class A common stock on the day of purchase. We recognize compensation expense equal to the 10% discount of the fair market value. Subject to certain adjustments, 3,000 shares of our class B common stock are authorized for sale under this plan. There were 57 class B common shares sold to employees under this plan in 2012 at a weighted average fair value of $4.25. As of December 30, 2012, there are 2,207 shares available for sale under the plan.

8 VARIABLE INTEREST ENTITY

In 2009, the FASB issued amended guidance for consolidating VIEs. The guidance amends the evaluation criteria to identify the primary beneficiary of a VIE and requires ongoing reassessment of whether an enterprise is the primary beneficiary of the VIE. The guidance also replaces the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a VIE with an approach focused on identifying which reporting entity has the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. The amended guidance also requires additional disclosures about a reporting entity's involvement in VIEs. We adopted this guidance in the first quarter of 2010.

We had an affiliation agreement with ACE TV, Inc. for the rights under a local marketing agreement for WACY-TV in Appleton, Wisconsin and to acquire certain assets of ACE TV, Inc. including the broadcast license of WACY-TV for a purchase price of $2,038, pending FCC rule changes and approval. In May 2012, we filed an application with the FCC to convert the local marketing agreement into an ownership interest through a failed station waiver, which was pending approval. Under the affiliation agreement, ACE TV, Inc. provided the programming for WACY-TV and we sold advertising time, provided all other television operating activities and owned certain assets used by WACY-TV. Based on our power to direct certain activities and our right to ultimately acquire certain additional assets, including the broadcast license, we determined that ACE TV, Inc. was a VIE and that we were the primary beneficiary of the variable interests of WACY-TV. As a result, we consolidated the net assets of ACE TV, Inc., aggregating $1,164 which consisted primarily of a broadcast license and investments. The investments of ACE TV, Inc. could be used only to settle obligations of ACE TV, Inc. Creditors of ACE TV, Inc. had no recourse to our general credit. We did not provide financial or other support that we were not contractually required to provide. On October 22, 2012, we closed on the acquisition of the remaining assets used in the operation of WACY-TV from ACE TV, Inc.

9 GOODWILL, BROADCAST LICENSES AND OTHER INTANGIBLE ASSETS

Definite-Lived Intangibles
Our definite-lived intangible assets consist primarily of network affiliation agreements, customer lists, non-compete agreements and trade names. We amortize the network affiliation agreements over a period of 25 years based on our good relationships with the networks, our long history of renewing these agreements and because 25 years is deemed to be the length of time before a material modification of the underlying contract would occur. We amortize the customer lists over a period of five to 15 years, the non-compete agreements and franchise agreement fees over the terms of the contracts and the trade names over a period of 25 years. Management determined there were no significant adverse changes in the value of these assets as of December 30, 2012.

December 30, 2012 (in thousands, except per share amounts)

9 GOODWILL, BROADCAST LICENSES AND OTHER INTANGIBLE ASSETS continued

Amortization expense was $1,776, $1,567 and $1,932 for 2012, 2011 and 2010, respectively. Estimated amortization expense for our next five fiscal years is $3,102 for 2013, $3,008 for 2014, $2,999 for 2015, 2016 and 2017.

The gross carrying amount, accumulated amortization and net carrying amount of the major classes of definite-lived intangible assets as of December 30, 2012 and December 25, 2011 is as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
December 30, 2012			
Network affiliation agreements	$ 70,430	$ (9,499)	$ 60,931
Customer lists	4,209	(3,583)	626
Non-compete agreements	8,710	(8,701)	9
Other	2,726	(1,558)	1,168
Total	**$ 86,075**	**$ (23,341)**	**$ 62,734**
December 25, 2011			
Network affiliation agreements	$ 26,930	$ (8,129)	$ 18,801
Customer lists	5,952	(4,862)	$ 1,090
Non-compete agreements	10,120	(10,095)	$ 25
Other	3,824	(2,340)	$ 1,484
Total	**$ 46,826**	**$ (25,426)**	**$ 21,400**

During 2012, our community newspapers and shoppers business reporting unit sold its Northern Wisconsin Publishing group. As part of the transactions, we wrote off customer lists, non-compete agreements and other intangible assets with a net carrying amount of $390. During 2011, our community newspapers and shoppers business reporting unit sold several businesses in Florida. As part of the transactions, we wrote off customer lists, non-compete agreements and other intangible assets with a net carrying amount of $21.

Weighted-average amortization period:	Years
Network affiliation agreements	25
Customer lists	9
Non-compete agreements	5
Other	16

Broadcast Licenses

Broadcast licenses are deemed to have indefinite useful lives because we have renewed these agreements without issue in the past and we intend to renew them indefinitely in the future. Accordingly, we expect the cash flows from our broadcast licenses to continue indefinitely. The carrying value of our broadcast licenses was $129,566 and $81,547 as of December 30, 2012 and December 25, 2011, respectively.

December 30, 2012 (in thousands, except per share amounts)

9 GOODWILL, BROADCAST LICENSES AND OTHER INTANGIBLE ASSETS continued

2012 Annual Impairment Test

Our annual impairment test on broadcast licenses was performed at individual television and radio stations as of September 24, 2012. The impairment tests indicated two of our television broadcast licenses and two of our radio broadcast licenses were impaired due to declines in revenue share, declines in projected long-term market revenues, and a reduction in radio perpetuity growth rates. In accordance with the FASB's guidance for goodwill and intangible assets, our broadcast licenses were written down to their estimated fair value of $79,866 (excludes the broadcast license acquired in December 2012 with the acquisition of NewsChannel 5 Network, LLC), resulting in a $952 non-cash impairment charge for television and a $729 non-cash impairment charge for radio in the fourth quarter of 2012.

For broadcast licenses at individual television and radio stations, we use the Greenfield method, an income approach commonly used in the broadcast sector, to estimate fair value. This approach assumes the start up of a new station by an independent market participant, and incorporates assumptions that are based on past experiences and judgments about future market performance. These variables include, but are not limited to: the forecasted growth rate of each market (including market population, household income and retail sales), estimated market share, profit margins and operating cash flows of an independent station within a market, estimated capital expenditures and start up costs, risk-adjusted discount rate, likely media competition within the market and expected growth rates into perpetuity to estimate terminal values. Adverse changes in significant assumptions such as an increase in discount rates, or a decrease in projected market revenues, market share or operating cash flows could result in additional non-cash impairment charges on our broadcast licenses in future periods, which could have a material impact on our financial condition and results of operations.

The fair value measurements determined for purposes of performing our impairment tests are considered level 3 under the fair value hierarchy because they require significant unobservable inputs to be developed using estimates and assumptions which we determine and reflect those that a market participant would use.

2011 Annual Impairment Test

Our annual impairment test on broadcast licenses was performed at individual television and radio stations as of September 26, 2011. The impairment tests indicated three of our television broadcast licenses were impaired due to a decline in projected long-term market revenues and an increase in the discount rates. The changes in the discount rate used for our broadcast licenses are primarily driven by changes in the expected return on the public equity of comparable companies in the television and media sector and the average cost of capital. In accordance with the FASB's guidance for goodwill and intangible assets, our broadcast licenses were written down to their estimated fair value of $81,547, resulting in an $879 non-cash impairment charge in the fourth quarter of 2011.

2010 Interim and Annual Impairment Tests

Our annual impairment test on broadcast licenses was performed at individual television and radio stations as of September 27, 2010 and results indicated there was no impairment of our broadcast licenses.

December 30, 2012 (in thousands, except per share amounts)

9 GOODWILL, BROADCAST LICENSES AND OTHER INTANGIBLE ASSETS continued

Goodwill

2012 Interim and Annual Impairment Tests

For purposes of testing the carrying value of goodwill related to our broadcasting reporting unit, we determine fair value by using an income and a market valuation approach. The income approach uses expected cash flows of the reporting unit. The cash flows are discounted for risk and time value. In addition, the present value of the projected residual value is estimated and added to the present value of the cash flows. The market approach is based on price multiples of publicly traded stocks of comparable companies to estimate fair value. We assign a greater weight to the income approach as the market approach is deemed less reliable due to the differences in entity size and business model between our broadcasting reporting unit and the comparable companies selected. We base our fair value estimates, in large measure, on projected financial information which we believe to be reasonable. However, actual future results may differ from those projections, and those differences may be material. The valuation methodology used to estimate the fair value of our reporting unit requires inputs and assumptions (i.e., market growth, operating cash flow margins and discount rates) that reflect current market conditions as well as management judgment.

For purposes of testing the carrying value of goodwill related to our community newspaper and shoppers reporting unit, we determine fair value using an income and a market valuation approach. The income approach uses expected cash flows of the reporting unit. The cash flows are discounted for risk and time value. In addition, the present value of the projected residual value is estimated and added to the present value of the cash flows. The market approach is based on price multiples of publicly traded stocks of comparable companies to estimate fair value. Each approach estimated a fair value exceeding carrying value. We base our fair value estimates on various assumptions about our projected operating results, including continuing declines in publishing revenues as well as an expectation that we will achieve cash flow benefits from our continuing cost cutting measures. The valuation methodology used to estimate the fair value of our reporting unit requires inputs and assumptions (i.e., market growth, operating cash flow margins and discount rates) that reflect current market conditions as well as management judgment. These assumptions may change due to changes in market conditions and such changes may result in an impairment of our goodwill. Actual operating results may not achieve these assumptions in the near term and such results may result in future impairment.

2011 Interim and Annual Impairment Tests

During the third quarter of 2011, we sold the remaining Florida-based businesses of our community newspapers and shoppers reporting unit. In conjunction with the sale, an interim impairment test as of September 25, 2011 was performed on the carrying value of $3,857 of goodwill associated with this reporting unit. Our interim impairment test indicated there was no goodwill impairment.

Our annual impairment tests on goodwill associated with the broadcasting and community newspaper and shoppers reporting units as of September 26, 2011 indicated there was no impairment of our goodwill.

2010 Annual Impairment Test

Our annual impairment tests on goodwill as of September 27, 2010 indicated there was no impairment of our goodwill.

December 30, 2012 (in thousands, except per share amounts)

9 GOODWILL, BROADCAST LICENSES AND OTHER INTANGIBLE ASSETS continued

The changes in the carrying amount of goodwill by reporting segment during the years ended December 30, 2012 and December 25, 2011 are as follows:

	Broadcasting	Publishing	Total
Goodwill	$ 233,976	$ 21,007	$ 254,983
Accumulated impairment losses	(229,163)	(16,722)	(245,885)
Balance as of December 26, 2010	4,813	4,285	9,098
Goodwill related to the sale of a business	-	(428)	(428)
Goodwill	233,976	20,579	254,555
Accumulated impairment losses	(229,163)	(16,722)	(245,885)
Balance as of December 25, 2011	4,813	3,857	8,670
Goodwill related to the sale of a business	-	(923)	(923)
Goodwill related to the purchase of a business	118,071	-	118,071
Goodwill	352,047	19,656	371,703
Accumulated impairment losses	(229,163)	(16,722)	(245,885)
Balance as of December 30, 2012	$ 122,884	$ 2,934	$ 125,818

10 ACQUISITIONS AND DIVESTITURES

2012

On June 25, 2012, Journal Broadcast Group, Inc. and Journal Broadcast Corporation, our broadcasting business, completed the asset purchase of KHTT-FM and KBEZ-FM in Tulsa, Oklahoma from Renda Broadcasting Corporation for $11,728 in cash. Subsequent to this purchase, we now own five radio stations in Tulsa, Oklahoma.

The goodwill of $1,947 arising from the acquisition is attributable to the synergies expected from aligning our radio stations in a cluster within the Tulsa, Oklahoma market. The purchase of KTTT-FM and KBEZ-FM builds our existing Tulsa, Oklahoma cluster, and creates a strong group that will continue to serve our listeners, customers and the entire Tulsa, Oklahoma community, and enhances our scale in this existing market. This clustering strategy has allowed us to target our stations' formats and sales efforts to better serve advertisers and listeners as well as leverage operating expenses to maximize the performance of each station and the cluster.

The estimated fair values of identifiable assets acquired and liabilities assumed for KHTT-FM and KBEZ-FM at the acquisition date are as follows:

	KHTT-FM and KBEZ-FM Tulsa, OK
Property and equipment	$ 181
Goodwill	1,947
Broadcast licenses	9,600
Total purchase price	$ 11,728

The KHTT-FM and KBEZ-FM broadcast licenses expire in 2013 and collectively have a weighted average period of 0.7 years before the next renewal. We expect to renew both licenses without issue. The goodwill and broadcast licenses which we acquired are not subject to amortization for financial reporting purposes, but are expected to be entirely deductible for income tax purposes.

December 30, 2012 (in thousands, except per share amounts)

10 ACQUISITIONS AND DIVESTITURES continued

The acquisition was accounted for using the purchase method. The operating results and cash flows of the acquired business are included in our consolidated financial statements from March 26, 2012, the date we entered into the local marketing agreement with Renda Broadcasting Corporation.

We had an affiliation agreement with ACE TV, Inc. for the rights under a local marketing agreement for WACY-TV in Appleton, Wisconsin and to purchase certain assets of ACE TV, Inc. including the broadcast license of WACY-TV for a purchase price of $2,038. On October 22, 2012, we closed on the purchase of the remaining assets used in the operation of WACY-TV from ACE TV, Inc. See Note 9 "Variable Interest Entity."

On December 3, 2012, Journal Broadcast Group, Inc. completed the sale of certain assets (including the FCC licenses) of WKTI-AM in Knoxville, Tennessee for $65. We recorded a pre-tax gain on the sale, net of transaction expenses, of $48.

On December 3, 2012, Journal Community Publishing Group, Inc., our community newspapers and shoppers business, completed the sale of *Hodag Buyers' Guide, North Star Journal, Merrill Foto News, Wausau Buyers' Guide, Stevens Point Buyers' Guide, Wood County Buyers' Guide, Waupaca Buyers' Guide, Waupaca County Post East, Waupaca County Post West, Clintonville Shoppers' Guide, New London Buyers' Guide, Silent Sports, Waupacanow.com, Merrillfotonews.com, Starjournalnow.com, Silentsports.net, Wibuyersguide.com* and a single copy distribution network based in Rhinelander, WI for $1,200 in cash and promissory note of $772. We recorded a pre-tax loss on the sale, net of transaction expenses, of $319.

On December 6, 2012, Journal Broadcast Group, Inc. completed the acquisition of NewsChannel 5 Network, LLC (NewsChannel 5) from a subsidiary of Landmark Media Enterprises, LLC. The purchase price was $220,000 including a working capital adjustment of $5,000.

NewsChannel 5 contributed revenue of $2,917 and earnings from continuing operations before taxes of $1,730 for the period from December 7, 2012 to December 30, 2012. The following unaudited pro forma information presents the combined results of operations of Journal and NewsChannel 5 as if the acquisition of NewsChannel 5 had occurred on December 27, 2010:

Pro Forma Results of Operations	2012	2011
Revenue	$ 439,732	$ 399,313
Earnings per share from continuing operations, diluted	$ 0.71	$ 0.47

The unaudited pro forma results reflect certain adjustments related to the acquisition, such as increased depreciation and amortization expense resulting from the fair valuation of assets acquired and the impact of financing the acquisition. The pro forma results exclude any planned revenue or cost synergies or other effects of the planned integration of NewsChannel 5. The pro forma results are for comparative purposes only and may not be indicative of the results that would have occurred if we had completed this acquisition as of the periods shown above or the results that will be attained in the future.

The goodwill of $116,124 arising from the acquisition is attributable to significant tax deductions we expect to realize related to the step up in basis of certain assets that will provide cash tax savings and, to a lesser extent, certain revenue and cost synergies expected to be realized.

December 30, 2012 (in thousands, except per share amounts)

10 ACQUISITIONS AND DIVESTITURES continued

The estimated provisional fair values of identifiable assets acquired and liabilities assumed for NewsChannel 5 at the acquisition date are as follows:

		NewsChannel 5
Tangible assets	$	13,383
Long-term assets, other		48
Working capital		6,845
Network affiliation agreements		43,500
FCC licenses		40,100
Goodwill		116,124
Total purchase price	$	220,000

We have completed the majority of our business combination accounting as of December 30, 2012 and expect to complete the remainder in the first quarter of 2013. As of December 30, 2012, we are pending final agreement with the seller on the valuation of working capital. Final determination of the values of assets acquired and liabilities assumed may result in adjustments to the values presented above and a corresponding adjustment to goodwill.

The WTVF broadcast license expires in 2013. We expect to renew the license without issue. The goodwill and broadcast licenses which we acquired are not subject to amortization for financial reporting purposes, but are expected to be entirely deductible for income tax purposes.

Acquisition related costs with respect to the foregoing transactions were $2,152 and $3,145 for the fourth quarter ended and four quarters ended December 30, 2012, respectively, and are included in selling and administrative expenses in the condensed consolidated statements of operations.

The acquisition has been accounted for under the acquisition method of accounting which requires the total purchase price to be allocated to the assets acquired and liabilities assumed based on their estimated fair values. The excess purchase price over the amounts assigned to tangible and intangible assets acquired and liabilities assumed is recognized as goodwill. The operating results and cash flows of the acquired business are included in our consolidated financial statements from December 7, 2012, the effective date we acquired control of NewsChannel 5.

On December 20, 2012, Journal Broadcast Corporation, a subsidiary of Journal Communications, Inc., reached an agreement to purchase WNOX-FM in the Knoxville, TN market from Oak Ridge FM, Inc. The transaction is subject to FCC approval.

2011

In June 2011, Journal Community Publishing Group, Inc., our community newspapers and shoppers business, completed the sale of *Pelican Press* and *Pelican Press Marketplace* businesses, which operated in Sarasota, Florida, for $502. We recorded a pre-tax gain on the sale, net of transaction expenses, of $245. In August 2011, Journal Community Publishing Group, Inc. completed the sale of the remaining Florida-based community newspapers and shoppers businesses for aggregate consideration of $757. The publications and web-sites included *Florida Mariner, Clay Today, Clay County Leader, Ponte Vedra Recorder, St. Augustine Underground, First Coast Register* and *Car Connection*, and were distributed in the Clay, St. John's and Duval, Florida counties. We recorded a total pre-tax gain on the sales, net of transaction expenses, of $253. These sales allow us to focus our efforts on operating our Wisconsin-based community newspapers and shoppers businesses.

December 30, 2012 (in thousands, except per share amounts)

10 ACQUISITIONS AND DIVESTITURES continued

2010

There were no acquisitions or sales of businesses during 2010.

11 DISCONTINUED OPERATIONS

NorthStar Print Group, Inc.
During 2005, Multi-Color Corporation (Multi-Color) acquired substantially all of the assets and certain liabilities of NorthStar Print Group, Inc. (NorthStar), our former label printing business. Certain liabilities were excluded from the sale of NorthStar and primarily consisted of environmental site closure costs for both the Green Bay, Wisconsin real estate and real estate located in Norway, Michigan. In January 2011, upon environmental site closure in Green Bay, Wisconsin, we sold the real estate holdings to Multi-Color according to the 2005 sale agreement. The net proceeds were $822 and we recorded a pre-tax gain of $610. We continue to have environmental site closure obligations with respect to the Norway, Michigan real estate, which was sold to Multi-Color in 2005.

The following table summarizes NorthStar's revenue and earnings before income taxes as reported in earnings (loss) from discontinued operations, net of applicable income taxes in the consolidated statements of operations for all periods presented:

Years ended December 30, December 25 and December 26	2012	2011	2010
Revenue	$ -	$ -	$ -
Earnings before income taxes	$ -	$ 562	$ -

PrimeNet Marketing Services
During 2010, we sold substantially all of the operating assets of PrimeNet, our former direct marketing services business, located in St. Paul, Minnesota and Clearwater, Florida in two separate transactions. On February 3, 2010, certain direct mail and mail services operating assets located in St. Paul, Minnesota were sold for $123. The remaining Minnesota-based assets were shutdown in April 2010, and accordingly, we recorded $373 for shutdown related costs in the second quarter of 2010. In a separate transaction, on February 8, 2010, we sold the Clearwater, Florida-based operations of PrimeNet for a $700 note repayable over four years and a $147 working capital note repayable over three years. The consideration received in each transaction approximates the net book value of the assets sold. PrimeNet was previously reported in our "Other" segment.

The following table summarizes PrimeNet's revenue and loss before income taxes as reported in earnings (loss) from discontinued operations, net of applicable income taxes in the consolidated statements of operations for all periods presented:

Years ended December 30, December 25 and December 26	2012	2011	2010
Revenue	$ -	$ -	$ 2,144
Earnings before income taxes	$ -	$ -	$ (1,060)

JOURNAL COMMUNICATIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 30, 2012 (in thousands, except per share amounts)

11 DISCONTINUED OPERATIONS continued

IPC Print Services, Inc.

On December 13, 2010, we sold substantially all of the assets and certain liabilities of IPC, our former printing services business to Walsworth Publishing Company (Walsworth). Proceeds, net of transaction expenses, were $14,005 and resulted in a gain on discontinued operations before income taxes of $5,411. An escrow fund in the amount of $731 was established to secure our representations and warranties pursuant to the purchase agreement for two years from the date of the sale. We received this payment in full in 2012. The operations of IPC have been reflected as discontinued operations in our consolidated financial statements for all periods presented. IPC was previously reported as our "Printing services" segment.

The following table summarizes IPC's revenue and earnings before income taxes as reported in earnings (loss) from discontinued operations, net of applicable income taxes in the consolidated statements of operations for all periods presented:

Years ended December 30, December 25 and December 26	2012	2011	2010
Revenue	$ -	$ -	$ 40,685
Earnings before income taxes	$ -	$ -	$ 1,672

Certain liabilities were excluded from the sale of IPC and were included in continuing operations in the December 26, 2010 consolidated condensed balance sheet. These liabilities included certain expenses which were incurred prior to closing, and a working capital overpayment due back to Walsworth pursuant to the sale agreement. The liabilities were paid in the third quarter of 2011.

12 WORKFORCE REDUCTION

During 2012, we recorded a pre-tax charge of $1,655 for workforce separation benefits across our publishing business. These charges are recorded in operating costs and expenses and selling and administrative expenses in the consolidated statement of operations. In 2012, the number of full-time and part-time employees decreased by approximately 15.1% compared to 2011.

Activity associated with workforce reductions during the years ended December 30, 2012 and December 25, 2011 was as follows:

	Balance as of December 25, 2011	Charge for Separation Benefits (dollars in millions)	Payments for Separation Benefits	Balance as of December 30, 2012
Publishing	$ 1,780	$ 1,655	$ (2,626)	$ 809
Total	**$ 1,780**	**$ 1,655**	**$ (2,626)**	**$ 809**

	Balance as of December 26, 2010	Charge for Separation Benefits (dollars in millions)	Payments for Separation Benefits	Balance as of December 25, 2011
Publishing	$ 1,437	$ 1,654	$ (1,311)	$ 1,780
Total	**$ 1,437**	**$ 1,654**	**$ (1,311)**	**$ 1,780**

December 30, 2012 (in thousands, except per share amounts)

13 RELATED PARTY TRANSACTIONS

On August 13, 2012, we repurchased all 3,264 outstanding shares of our class C common stock, all of which were held by Matex Inc., members of the family of our former chairman Harry J. Grant, trusts for the benefit of members of the family, and Proteus Fund, Inc., a non-profit organization. Pursuant to the terms of the agreement, we paid $6,246 in cash and issued 15 unsecured subordinated promissory notes with an aggregate principal amount of $25,599. The notes bear interest at a rate of 7.25% per annum and interest is payable quarterly. One of the unsecured subordinated promissory notes, with a principal amount of $7,617, was issued to the Judith Abert Meissner Marital Trust, a beneficial owner of more than 5% of the issued and outstanding shares of our class B common stock. David G. Meissner, a member of our Board of Directors, is a beneficiary and trustee of this trust. An additional three of the unsecured subordinated promissory notes, with an aggregate principal amount of $752, were issued to trusts for the benefit of Mr. Meissner's children in which Mr. Meissner serves as trustee. All four of these notes are payable in six equal annual installments on September 30 of each of 2013, 2014, 2015, 2016, 2017 and 2018. Of the $6,246 paid in cash for the repurchase, $2,042 went to the Judith Abert Meissner Marital Trust and the trusts for the benefit of Mr. Meissner's children in which Mr. Meissner serves as trustee.

14 SEGMENT REPORTING

Our business segments are based on the organizational structure used by management for making operating and investment decisions and for assessing performance. Our reportable business segments are: (i) broadcasting; (ii); publishing and (iii) corporate. Our broadcasting segment consists of 34 radio stations and 15 television stations in 12 states. Our publishing segment consists of the *Milwaukee Journal Sentinel*, which serves as the only major daily newspaper for the Milwaukee metropolitan area, and several community newspapers and shoppers in Wisconsin. Our corporate segment consists of unallocated corporate expenses and revenue eliminations.

With the reporting of PrimeNet as a discontinued operation during 2010, the previously reported "Other" segment was changed to "Corporate" and now reflects unallocated costs primarily related to corporate executive management and corporate governance. The prior year was revised to conform to this change. With the reporting of IPC as a discontinued operation, we no longer have a printing services segment.

JOURNAL COMMUNICATIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 30, 2012 (in thousands, except per share amounts)

14 SEGMENT REPORTING continued

	2012	2011	2010
Revenue			
Broadcasting	$ 235,627	$ 186,080	$ 194,365
Publishing	164,947	170,976	182,799
Corporate eliminations	(532)	(263)	(405)
	$ 400,042	$ 356,793	$ 376,759
Operating earnings (loss)			
Broadcasting	$ 56,228	$ 31,001	$ 43,559
Publishing	11,622	15,901	18,222
Corporate	(7,858)	(7,120)	(8,757)
	$ 59,992	$ 39,782	$ 53,024
Broadcast license impairment			
Broadcasting	$ 1,681	$ 879	$ -
Publishing	-	-	-
Corporate	-	-	-
	$ 1,681	$ 879	$ -
Depreciation and amortization			
Broadcasting	$ 13,013	$ 12,297	$ 12,747
Publishing	9,170	10,412	11,382
Corporate	667	622	500
	$ 22,850	$ 23,331	$ 24,629
Capital expenditures			
Broadcasting	$ 10,750	$ 8,531	$ 7,770
Publishing	1,240	987	1,068
Corporate	746	1,143	553
	$ 12,736	$ 10,661	$ 9,391

	2012	2011
Identifiable total assets		
Broadcasting	$ 523,179	$ 262,216
Publishing	104,162	113,236
Corporate & discontinued operations	(1,538)	42,273
	$ 625,803	$ 417,725

JOURNAL COMMUNICATIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 30, 2012 (in thousands, except per share amounts)

15 QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	2012 Quarters				
	First	Second	Third	Fourth	Total
Revenue	$ 82,266	$ 95,507	$ 97,755	$ 124,514	$400,042
Gross profit	33,817	46,271	44,703	66,962	191,753
Net earnings	2,919	7,611	7,698	15,097	33,325
Earnings per share					
Basic - class A and B common stock	0.05	0.13	0.14	0.30	0.61
Diluted - class A and B common stock	0.05	0.13	0.14	0.30	0.61
Basic and diluted - class C common stock	0.19	0.28	0.15	-	0.74

	2011 Quarters				
	First	Second	Third	Fourth	Total
Revenue	$ 83,861	$ 90,102	$ 87,784	$ 95,046	$356,793
Gross profit	34,329	40,860	35,921	44,018	155,128
Net earnings	3,375	6,141	4,446	8,224	22,186
Earnings per share					
Basic - class A and B common stock	0.05	0.10	0.07	0.14	0.37
Diluted - class A and B common stock	0.05	0.10	0.07	0.14	0.37
Basic and diluted - class C common stock	0.19	0.24	0.21	0.28	0.94

The first quarter of 2012 includes a pre-tax charge of $38 for separation benefits at our publishing business. The second quarter of 2012 includes a pre-tax charge of $1,035 for separation benefits at our publishing business. The third quarter of 2012 includes a pre-tax charge of $553 for separation benefits at our publishing business and a pre-tax long-lived asset impairment charge of $493. The fourth quarter of 2012 includes a pre-tax broadcast license impairment charge of $1,681, a pre-tax loss of $319 on the sale of our northern Wisconsin community newspapers and shopper publications and a pre-tax charge of $29 for separation benefits at our publishing business.

The first quarter of 2011 includes a pre-tax gain of $562 on the sale of NorthStar. The second quarter of 2011 includes a pre-tax gain on the sale of Florida-based community newspapers and shoppers businesses of $245. The third quarter of 2011 includes a pre-tax gain on the sale of the remaining Florida-based community newspapers and shoppers of $253 and a pre-tax charge of $1,308 for separation benefits at our publishing business. The fourth quarter of 2011 includes a pre-tax broadcast license impairment charge of $879 and a pre-tax charge of $332 for separation benefits at our publishing business.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Journal Communications, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income, equity and cash flows present fairly, in all material respects, the financial position of Journal Communications, Inc. and its subsidiaries at December 30, 2012 and December 25, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index under Item 15(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 30, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing in Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chicago, Illinois
March 13, 2013

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our Disclosure Committee, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Exchange Act Rules 14(c) to 15(e) as of the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to them to allow timely decisions regarding required disclosure.

There has been no change in our internal control over financial reporting that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under this framework, our management concluded that our internal control over financial reporting was effective as of December 30, 2012.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited our internal control over financial reporting as of December 30, 2012, as stated in their report which is included in Item 8 hereto.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information contained under the headings "Election of Directors" and "Other Matters-Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement for our May 7, 2013 Annual Meeting of Shareholders is incorporated by reference herein. Reference is also made to the information under the heading "Executive Officers of the Registrant" included under Part I of this Annual Report on Form 10-K.

We have adopted a Code of Ethics for Financial Executives that applies to our Chief Executive Officer and senior financial and accounting officers and employees. We have also adopted a Code of Ethics, applicable to all employees, and a Code of Conduct and Ethics for Members of the Board of Directors, applicable to all directors, which together satisfy the requirements of the New York Stock Exchange regarding a "code of business conduct." Finally, we have adopted Corporate Governance Guidelines addressing the subjects required by the New York Stock Exchange. We make copies of the foregoing, as well as the charters of our Board committees, available free of charge on our website at www.journalcommunications.com. We intend to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding amendments to, or waivers from, our Code of Ethics for Financial Executives by posting such information on our web site at the address stated above. We are not including the information contained on our website as part of, or incorporating it by reference into, this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information contained under the headings "Director Compensation," "Compensation Discussion and Analysis," "Compensation Committee Report" and "Executive Compensation," in the Proxy Statement for our May 7, 2013 Annual Meeting of Shareholders is incorporated by reference herein.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information contained under the headings "Stock Ownership of Management and Others" in the Proxy Statement for our May 7, 2013 Annual Meeting of Shareholders is incorporated by reference herein.

Equity Compensation Plan Information

The following table gives information about our common stock that may be issued under all of our equity compensation plans as of December 30, 2012.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excludings securites reflected in Column (a) (c)
Equity compensation plans approved by security holders (2003 Plan)...	525,578[(1)]	$ 13.71	N/A[(1)]
Equity compensation plans approved by security holders (2007 Plan)...	557,629[(2)]	$ 7.88	4,567,064[(3)]
Equity compensation plans not approved by security holders	-	$ -	-
Total	1,083,207	$ 10.71	4,567,064

(1) Represents options to purchase shares of class B common stock and stock appreciation rights (SARs) to receive amounts equal to the excess of fair value of shares of class B common stock over the base value of each SAR under our 2003 Equity Incentive Plan (2003 Plan). No further awards will be granted under our 2003 Plan.

(2) Represents SARs to receive amounts equal to the excess of fair value of shares of class B common stock over the base value of each SAR under our 2007 Journal Communications, Inc. Omnibus Incentive Plan (2007 Plan).

(3) Represents 2,360,044 shares available for issuance under our 2007 Plan, all of which may be issued in the form of nonstatutory or incentive stock options, SARs, restricted stock, restricted or deferred stock units, performance awards, dividend equivalents and other stock-based awards. Also includes 2,207,020 shares available for issuance under our Employee Stock Purchase Plan.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information contained under the headings "Election of Directors" and "Certain Transactions" in the Proxy Statement for our May 7, 2013 Annual Meeting of Shareholders is incorporated by reference herein.

ITEM 14. PRINICIPAL ACCOUNTING FEES AND SERVICES

The information contained under the heading "Independent Registered Public Accounting Firm Disclosure" in the Proxy Statement for our May 7, 2013 Annual Meeting of Shareholders is incorporated by reference herein.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

Financial Statements, Financial Statement Schedule and Exhibits

All other schedules are omitted since the required information is not present, or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto.

(3) Exhibits

The exhibits listed on the accompanying "Index to Exhibits" (on pages 116 to 119) are filed, or incorporated by reference, as part of this Annual Report on Form 10-K.

JOURNAL COMMUNICATIONS, INC.

SCHEDULE II - CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

Years ended December 30, 2012, December 25, 2011 and December 26, 2010
(dollars in thousands)

Description	Balance at Beginning of Year	Additions Charged to Earnings	Other Additions (Deductions)	Deductions	Balance at End of Year
Allowance for doubtful accounts:					
2012	$ 1,870	$ 2,499	$ 346[1]	$ 2,247[3]	$ 2,468[4]
2011	$ 3,286	$ 3,242	$ (1,105)[2]	$ 3,553[3]	$ 1,870[4]
2010	$ 3,732	$ 2,994	$ -	$ 3,440[3]	$ 3,286[4]
Deferred income taxes					
Valuation allowances on state net operating loss and tax credit carryforwards:					
2012	$ 57	$ -	$ 195[5]	$ 53[6]	$ 199
2011	$ 116	$ -	$ -	$ 59[6]	$ 57
2010	$ 202	$ -	$ -	$ 86[6]	$ 116

(1) *Includes write off of accounts receivable against the allowance for doubtful accounts of $15 related to the northern Wisconsin community newspapers and shoppers publications sold in 2012, and the addition of $361 related to the NewsChannel 5 Network, LLC purchase in 2012.*

(2) *Includes write off of accounts receivable against the allowance for doubtful accounts of $1,105 related to IPC Print Services, Inc.*

(3) *Deductions from the allowance for doubtful accounts equal accounts receivable written off, less recoveries, against the allowance.*

(4) *Includes allowance for doubtful accounts of $1,105 as of December 26, 2010 and $1,067 as of December 27, 2009, related to accounts receivable of IPC Print Services, Inc. Fully reserved accounts receivable were excluded from the asset sale.*

(5) *Includes state net operating loss and tax credit carryforwards related to the northern Wisconsin community newspapers and shoppers publications sold in 2012.*

(6) *Deductions from the valuation allowances on state net operating loss and tax credit carryforwards equal expired, utilized or re-valued state net operating loss and tax credit carryforwards.*

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized on March 13, 2013.

JOURNAL COMMUNICATIONS, INC.

By: /s/ Steven J. Smith
Steven J. Smith
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities indicated on March 13, 2013:

/s/ Steven J. Smith
Steven J. Smith, Chairman of the Board &
Chief Executive Officer
(Principal Executive Officer)

/s/ Andre J. Fernandez
Andre J. Fernandez, President &
Chief Financial Officer
(Principal Financial Officer)

/s/ Jason R. Graham
Jason R. Graham, Vice President & Controller
(Principal Accounting Officer)

/s/ David J. Drury
David J. Drury, Director

/s/ David G. Meissner
David G. Meissner, Director

/s/ Jonathan Newcomb
Jonathan Newcomb, Director

/s/ Ellen F. Siminoff
Ellen F. Siminoff, Director

/s/ Mary Ellen Stanek
Mary Ellen Stanek, Director

/s/ Owen J. Sullivan
Owen J. Sullivan, Director

/s/ Jeanette Tully
Jeanette Tully, Director

/s/ Dean Blythe
Dean Blythe, Director

JOURNAL COMMUNICATIONS, INC.
INDEX TO EXHIBITS

Exhibit Number	Description
(2)	Purchase Agreement, dated as of August 31, 2012, by and among Landmark Television, LLC and Journal Broadcast Group, Inc., and joined for certain limited purposes by Journal Broadcast Corporation, Journal Communications, Inc. and Landmark Media Enterprises, LLC [Schedules, exhibits and annexes to this document are not being filed herewith. The registrant agrees to furnish supplementally a copy of any such schedule, exhibit or annex to the Securities and Exchange Commission upon request.] (incorporated by reference to Exhibit 2 to Journal Communications, Inc.'s Current Report on Form 8-K dated August 31, 2012 [Commission File No. 1-31805]).
(3.1)	Amended and Restated Articles of Incorporation of Journal Communications, Inc., as amended through June 30, 2006 (incorporated by reference to Exhibit 3.2 to Journal Communications, Inc.'s Current Report on Form 8-K dated June 30, 2006 [Commission File No. 1-31805]).
(3.2)	Bylaws of Journal Communications, Inc., as amended February 19, 2013.
(4.1)	Second Amended and Restated Credit Agreement, dated as of December 5, 2012, among Journal Communications, Inc., certain subsidiaries thereof, the several lenders party thereto, U.S. Bank National Association, as administrative agent, and Sun Trust Bank and Bank of America, N.A., as co-syndication agents (incorporated by reference to Exhibit 4 to Journal Communications, Inc.'s Current Report on Form 8-K dated December 5, 2012 [Commission File No. 1-31805]).
(4.2)	Shareholders Agreement, dated as of May 12, 2003, by and among Journal Communications, Inc. (then known as The Journal Company), The Journal Company (then known as Journal Communications, Inc.), Matex Inc. and the Abert Family Journal Stock Trust, as further executed by two "Family Successors," Grant D. Abert and Barbara Abert Tooman (incorporated by reference to Exhibit 4.3 to Journal Communications, Inc.'s Registration Statement on Form S-1 filed on June 19, 2003 [Reg. No. 333-105210]).
(4.3)	Amendment to Shareholders Agreement, dated as of August 2, 2007, by and among Journal Communications, Inc., The Journal Company, Matex Inc., the Abert Family Journal Stock Trust, Grant D. Abert and Barbara Abert Tooman (incorporated by reference to Exhibit 4.2 to Journal Communications, Inc.'s Current Report on Form 8-K dated August 22, 2007 [Commission File No. 1-31805]).
(4.4)	Second Amendment to Shareholders Agreement, dated as of August 12, 2012, by and among Journal Communications, Inc., Matex Inc., Grant D. Abert, Barbara Abert Tooman, the Judith Abert Meissner Marital Trust, the Judith Abert Meissner Family Trust f/b/o Donald C. Meissner, the Judith Abert Meissner Family Trust f/b/o Linda B. Meissner, the Meissner 1999 Stock Trusts, Donald C. Meissner, Linda B. Meissner, Robin D. Abert, Corin A. Abert, the Robin D. Abert 2004 Trust u/a/d December 30, 2004 and Proteus Fund, Inc. (incorporated by reference to Exhibit 4.3 to Journal Communications, Inc.'s Current Report on Form 8-K dated August 12, 2012 [Commission File No. 1-31805]).
(10.1)	Journal Communications, Inc. Annual Management Incentive Plan, amended and restated as of February 9, 2009 (incorporated by reference to Exhibit 10.2 to Journal Communications, Inc.'s Annual Report on Form 10-K for the period ended December 25, 2011 [Commission File No. 1-31805]).*

(10.2) Journal Communications, Inc. Non-Qualified Deferred Compensation Plan, amended and restated effective January 1, 2008 (incorporated by reference to Exhibit 10.1 to Journal Communications, Inc.'s Current Report on Form 8-K dated December 12, 2007 [Commission File No. 1-31805]).*

(10.3) Journal Communications, Inc. Supplemental Benefit Plan, amended and restated as of January 1, 2008 (incorporated by reference to Exhibit 10.3 to Journal Communications, Inc.'s Current Report on Form 8-K dated December 12, 2007 [Commission File No. 1-31805]).*

(10.4) Journal Communications, Inc. 2003 Employee Stock Purchase Plan, as amended and restated through December 8, 2009 (incorporated by reference to Exhibit 10.6 to Journal Communications, Inc.'s Annual Report on Form 10-K for the period ended December 27, 2009 [Commission File No. 1-31805]).*

(10.5) Journal Communications, Inc. 2003 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.5 to Journal Communications, Inc.'s Annual Report on Form 10-K for the period ended December 26, 2004 [Commission File No. 1-31805]).*

(10.6) Amendment to the Journal Communications, Inc. 2003 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 to Journal Communications, Inc.'s Current Report on Form 8-K dated February 13, 2007 [Commission File No. 1-31805]).*

(10.7) Form of Stock Appreciation Rights Agreement for Fixed Price Stock Appreciation Rights under the Journal Communications, Inc. 2003 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to Journal Communications, Inc.'s Current Report on Form 8-K dated February 13, 2007 [Commission File No. 1-31805]).*

(10.8) Form of Stock Appreciation Rights Agreement for Escalating Price Stock Appreciation Rights under the Journal Communications, Inc. 2003 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to Journal Communications, Inc.'s Current Report on Form 8-K dated February 13, 2007 [Commission File No. 1-31805]).*

(10.9) Amended and Restated Employment Agreement, as amended and restated effective as of December 15, 2010, between Journal Communications, Inc. and Steven J. Smith (incorporated by reference to Exhibit 10.1 to Journal Communications, Inc.'s Current Report on Form 8-K dated December 15, 2010 [Commission File No. 1-31805]).*

(10.10) Amendment to Amended and Restated Employment Agreement, effective as of March 19, 2012, between Journal Communications, Inc. and Steven J. Smith (incorporated by reference to Exhibit 10.1 to Journal Communications, Inc.'s Quarterly Report on Form 10-Q for the period ended March 25, 2012 [Commission File No. 1-31805]).*

(10.11) Change in Control Agreement, as amended and restated effective as of October 11, 2010 between Journal Communications, Inc. and Elizabeth Brenner (incorporated by reference to Exhibit 10.1 to Journal Communications, Inc.'s Quarterly Report on Form 10-Q for the period ended September 26, 2010 [Commission File No. 1-31805]).*

(10.12) Change in Control Agreement, as amended and restated effective as of October 11, 2010 between Journal Communications, Inc. and Mary Hill Taibl (incorporated by reference to Exhibit 10.2 to Journal Communications, Inc.'s Quarterly Report on Form 10-Q for the period ended September 26, 2010 [Commission File No. 1-31805]).*

(10.13) Change in Control Agreement, as amended and restated effective as of October 11, 2010 between Journal Communications, Inc. and Andre J. Fernandez (incorporated by reference to Exhibit 10.1 to Journal Communications, Inc.'s Current Report on Form 8-K dated October 11, 2010 [Commission File No. 1-31805]).*

(10.14) Journal Communications, Inc. 2007 Omnibus Incentive Plan, as amended and restated effective February 7, 2011 (incorporated by reference to Exhibit 10.24 to Journal Communications, Inc.'s Annual Report on Form 10-K for the period ended December 26, 2010 [Commission File No. 1-31805]).*

(10.15) Form of Time-Based Restricted Stock Award Certificate, with dividends that accrue until vesting, under the Journal Communications, Inc. 2007 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.25 to Journal Communications, Inc.'s Annual Report on Form 10-K for the period ended December 26, 2010 [Commission File No. 1-31805]).*

(10.16) Form of Time-Based Restricted Stock Award Certificate, with dividends payable prior to vesting, under the Journal Communications, Inc. 2007 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.26 to Journal Communications, Inc.'s Annual Report on Form 10-K for the period ended December 26, 2010 [Commission File No. 1-31805]).*

(10.17) Form of Fixed-Price Stock Appreciation Rights Award Certificate under the Journal Communications, Inc. 2007 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.27 to Journal Communications, Inc.'s Annual Report on Form 10-K for the period ended December 26, 2010 [Commission File No. 1-31805]).*

(10.18) Form of Escalating Price Stock Appreciation Rights Award Certificate under the Journal Communications, Inc. 2007 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.28 to Journal Communications, Inc.'s Annual Report on Form 10-K for the period ended December 26, 2010 [Commission File No. 1-31805]).*

(10.19) Form of Non-Statutory Stock Option Award Certificate under the Journal Communications, Inc. 2007 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.29 to Journal Communications, Inc.'s Annual Report on Form 10-K for the period ended December 26, 2010 [Commission File No. 1-31805]).*

(10.20) Form of Fully Vested Stock Award Notice under the Journal Communications, Inc. 2007 Omnibus Incentive Plan (incorporated by reference to Exhibit 4.7 to Journal Communications, Inc.'s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 22, 2007 (Reg. No. 333-143146)).*

(10.21) Form of Stock Settled Stock Appreciation Award Certificate under the Journal Communications, Inc. 2007 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.22 to Journal Communications, Inc.'s Annual Report on Form 10-K for the period ended December 25, 2011 [Commission File No. 1-31805]).*

(10.22) Form of Stock Settled Stock Appreciation Award Certificate with Retirement Accelerated under the Journal Communications, Inc. 2007 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.33 to Journal Communications, Inc.'s Annual Report on Form 10-K for the period ended December 25, 2011 [Commission File No. 1-31805]).*

(10.23) Form of Performance Unit Award Certificate under the Journal Communications, Inc. 2007 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 to Journal Communications, Inc.'s Quarterly Report on Form 10-Q for the period ended March 25, 2012 [Commission File No. 1-31805]).*

(10.24) Form of Performance Unit Award Certificate with Retirement Acceleration under the Journal Communications, Inc. 2007 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to Journal Communications, Inc.'s Quarterly Report on Form 10-Q for the period ended March 25, 2012 [Commission File No. 1-31805]).*

(10.25) Journal Communications, Inc. Non-Employee Director Compensation Policy, as amended February 12, 2013.*

(10.26) Journal Communications, Inc. Compensation Recoupment Policy, effective as of January 1, 2011 (incorporated by reference to Exhibit 10.2 to Journal Communications, Inc.'s Current Report on Form 8-K dated December 15, 2010 [Commission File No. 1-31805]).

(10.27) Journal Communications, Inc. Internal Policy on Administration and Accounting for Stock Options, Restricted Stock and Other Equity Awards, as amended and restated as of July 12, 2011.*

(21) Subsidiaries of the Registrant.

(23) Consent of Independent Registered Public Accounting Firm.

(31.1) Certification by Steven J. Smith, Chairman and Chief Executive Officer of Journal Communications, Inc., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(31.2) Certification by Andre J. Fernandez, President and Chief Financial Officer of Journal Communications, Inc., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(32) Certification of Steven J. Smith, Chairman and Chief Executive Officer and Andre J. Fernandez, President and Chief Financial Officer of Journal Communications, Inc., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(99.1) Proxy Statement for the May 7, 2013 Annual Meeting of Shareholders of Journal Communications, Inc. (Except to the extent specifically incorporated by reference, the Proxy Statement for the May 7, 2013 Annual Meeting of Shareholders shall not be deemed to be filed with the Securities and Exchange Commission as part of this Annual Report on Form 10-K.)

(101) The following materials from Journal Communications, Inc.'s Annual Report on Form 10-K for the period ended December 30, 2012, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets at December 30, 2012 and December 25, 2011; (ii) the Consolidated Statements of Operations for each of the three years in the period ended December 30, 2012; (iii) Consolidated Statements of Comprehensive Income for each of the three years in the period ended December 30, 201; (iv) the Consolidated Statements of Equity for each of the three years in the period ended December 30, 2012; (v) the Consolidated Statements of Cash Flows for each of the three years in the period ended December 30, 2012; and (vi) Notes to Consolidated Financial Statements, furnished herewith.

*Denotes a management or compensatory plan or arrangement.